UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No	☒

Telecom Argentina S.A.

Exhibit

1. Financial information consisting of a free translation of (i) Telecom Argentina’s Operating Financial Review and Prospects as of September 30, 2018, which includes Telecom Argentina’s Unaudited Consolidated Pro Forma Results Information illustrating, for comparative purposes, the financial effects attributable to the merger of Telecom Argentina S.A. and Cablevisión S.A. as of September 30, 2018 and September 30, 2017 and (ii) the Unaudited Consolidated Financial Statements of Telecom Argentina S.A. as of September 30, 2018 and 2017.

Telecom Argentina S.A.

You should carefully review the information contained herein before making an investment decision. However, the unaudited pro-forma information contained in TEO’s unaudited consolidated financial statements as of and for the nine-month period ended September 30, 2018 is provided for comparative purposes only in order to illustrate, on a pro forma basis, the financial effects attributable to the merger (the “Merger”) between Telecom Argentina S.A. (“TEO”) and Cablevisión S.A. (“Cablevisión”) on TEO’s unaudited consolidated financial statements as of and for the nine-month period ended September 30, 2018, which are included in this 6-K.

We have not authorized anyone to provide information that is different or additional to the information contained in this 6-K. We do not take responsibility for any other information about TEO or Cablevisión that others may give you. If anyone provides you with different or additional information, not included in this 6-K, you should not rely on it. You should assume that the information in this 6-K relating to TEO or Cablevisión is accurate only as of January 1, 2018 (the “Merger Effective Date”), regardless of the time it is delivered. All defined terms not otherwise defined herein will have the meaning assigned to them in our annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 20, 2018, which we refer to as the “TEO 2017 20-F.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. Unless otherwise stated, the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2017. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

Our unaudited consolidated financial statements as of September 30, 2018 and 2017 and for the nine-month period ended September 30, 2018 and 2017 and the notes thereto (the “TEO 3Q 2018 Unaudited Consolidated Financial Statements”), have been prepared in accordance with IFRS as issued by the IASB and have been reviewed by Price Waterhouse & Co. S.R.L. (a member firm of the PricewaterhouseCoopers network) an independent registered public accounting firm (“Price Waterhouse”).

Third-Party Information

The information set forth in this 6-K with respect to the market environment, market developments, growth rates, trends and competition in the markets and segments in which TEO operates are based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”) and the Ministry of Public Works, the Central Bank (defined below), the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities such as Dataxis, International Data Corporation (“IDC”), SNL Kagan Media-Communications (“Kagan”) and Pyramid Research Inc. (“Pyramid”), as well as on our own internal estimates.

Market studies are frequently based on information and assumptions that may not be exact or appropriate, and their methodology is by nature forward looking and speculative. This 6-K also contains estimates made by us based on third-party market data, which in turn is based on published market data or figures from publicly available sources.

We have not verified the figures, market data or other information on which third parties have based their studies nor have such third parties verified the external sources on which such estimates are based. Therefore we do not guarantee, nor do we assume responsibility for, the accuracy of the information from third-party studies presented in this 6-K or for the accuracy of the information on which such third-party estimates are based.

This 6-K also contains estimates of market data and information derived therefrom which cannot be gathered from publications by market research institutions or any other independent sources. Such information is based on our internal estimates. In many cases there is no publicly available information on such market data, for example from industry associations, public authorities or other organizations and institutions. We believe that these internal estimates of market data and information derived therefrom are helpful in order to give investors a better understanding of the industry in which we operate as well as our position within this industry. Although we believe that our internal market observations are reliable, such estimates are not reviewed or verified by any external sources. In addition, such estimates reflect various assumptions made by us that may or may not prove accurate, as well as the exercise of a substantial degree of judgment by management as to the scope and presentation of such information. No representations or warranties can be made concerning the accuracy of our estimates of market data and the information received therefrom. These may deviate from market data estimates made by our competitors or future statistics provided by market research institutes or other independent sources.  We cannot assure you that our market data estimates or the assumptions are accurate or correctly reflect the state and development of, or our position in, the industry.

Pro Forma Summarized Financial Information of TEO

This 6-K includes, to illustrate the financial effects attributable to the Merger for comparative purposes only, unaudited pro forma summarized financial information. Telecom’s unaudited pro forma consolidated income statement assumes that the Merger was consummated on January 1, 2017 (see Note 4 a. to the TEO 3Q 2018 Unaudited Consolidated Financial Statements). The unaudited pro forma consolidated income statement for the six-month period ended September 30, 2017 are based upon, derived from, and should be read in conjunction with (i) the consolidated financial statements of TEO as of and for the nine-month period ended September 30, 2017 and 2016 (the “Telecom 3Q 2017 Financial Statements”), and (ii) the consolidated financial statements of Cablevisión as of and for the nine-month period ended September 30, 2017 and 2016 (the “Cablevisión 3Q 2017 Financial Statements”). The accompanying unaudited pro forma consolidated income statements give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) are expected to have a continuing impact on the consolidated results.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Cablevisión selected as the accounting acquirer under this guidance. Under IFRS 3, all assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. For purposes of preparing the unaudited pro forma consolidated income statement, the fair value of TEO’s identifiable tangible and intangible assets acquired and liabilities assumed are based on an estimate of fair value. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Fair value estimates may change as additional information becomes available and such changes could be material.

For more information, see “Operating and Financial Review and Prospects as of September 30, 2018” in the TEO 3Q 2018 Consolidated Financial Statements.

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF TELECOM ARGENTINA S.A.

Unaudited Consolidated Financial Statements (as of and for the nine-month period ended September 30, 2018 and 2017)

Limited review report on condensed interim consolidated financial statements

Corporate information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 20, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$41.25 = US$1 as of September 30, 2018

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND 2017

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2018

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of September 30, 2018 under IFRS, with the sole exception of IAS 29. Additional information is given in Note 1.e) to the unaudited consolidated financial statements.

2.            Telecom Group’s activities for the nine-month periods ended September 30, 2018 (“9M18”) and 2017 (“9M17”)

The following Operating and Financial Review and Prospects for the nine-month period ended September 30, 2018 (the “Operating and Financial Review”) incorporates the effect of the merger between Telecom Argentina and Cablevisión effective as of January 1, 2018, and the result of the operations from that date of the merged entities carried out by Telecom Argentina as successor since the merger. The Merger has been accounted for as a reverse acquisition under IFRS 3. Under this accounting method, Telecom (the surviving entity) has been considered the accounting acquiree and Cablevisión (the legally absorbed entity) has been considered the accounting acquirer. Additional information concerning the presentation of the financial information, accounting treatment and other information required by IFRS 3 related to merger is provided in Notes 1.c), 3.d.5) and 4.a) to the unaudited consolidated financial statements, and it is recommended to read it in conjunction with this Operating and Financial Review and Prospects.

Consolidated Income Statements under IFRS (except for IAS 29)

			Variation
	9M18	9M17	$	%
Revenues	99,494	29,778	69,716	234.1
Operating costs without depreciation and amortization	(64,298)	(18,504)	(45,794)	247.5
Depreciation, amortization and impairment of PP&E	(15,252)	(2,840)	(12,412)	437.0
Operating income	19,944	8,434	11,510	136.5
Earnings from associates	129	116	13	11.2
Financial results, net	(47,218)	(1,589)	(45,629)	n/a
(Loss) Income before income tax benefit (expense)	(27,145)	6,961	(34,106)	n/a
Income tax benefit (expense)	8,605	(2,405)	11,010	n/a
Net (loss) income	(18,540)	4,556	(23,096)	n/a

Attributable to:
Controlling Company	(18,589)	4,503	(23,092)	n/a
Non-controlling interest	49	53	(4)	(7.5)
	(18,540)	4,556	(23,096)	n/a
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	(8.63)	3.80

Revenues amounted to $99,494 in 9M18, operating costs -including depreciation, amortization and impairment of PP&E- amounted to $79,550, operating income amounted to $19,944 –equivalent to 20.0% of consolidated revenues- and net loss amounted to $18,540 –equivalent to -18.6% of consolidated revenues-, due to the loss recognized in Financial results, of $47,218 driven mainly by the devaluation of the peso during 9M18 (+121.2% or $22.6/USD) that generated a net foreign currency exchange loss of $45,864 in 9M18 for net liabilities in foreign currency. Net loss attributable to the Controlling Company amounted to $18,589.

Consolidated revenues were mainly fueled by mobile services, Internet and Cable TV services. Services revenues in 9M18 amounted to $91,910 -equivalent to 92.4% of consolidated revenues-, and equipment revenues in 9M18 amounted to $7,584 -equivalent to 7.6% of consolidated revenues-.

Mobile services revenues in 9M18 amounted to $34,511 -equivalent to 34.7% of consolidated revenues- which were mainly generated by Personal’s customers in Argentina and Paraguay.

Cable TV services in 9M18 amounted to $21,417 -equivalent to 21.5% of consolidated revenues- and they are composed mainly revenues from Cable TV services provided in Argentina and Uruguay.

Additionally, Internet services revenues in 9M18 amounted to $22,448 –equivalent to 22.6% of consolidated revenues- and fixed telephony and data services in 9M18 amounted to $13,086 –equivalent to 13.2% of consolidated revenues-.

I

TELECOM ARGENTINA S.A.

Operating costs without depreciation, amortization and impairment of PP&E amounted to $64,298 during 9M18, and was mainly driven by employee benefit expenses and severance payments (which together totaled $17,596); fees for services, maintenance, materials and supplies (which totaled $9,245); taxes and fees with the Regulatory Authority (which totaled $8,009); programming and content costs (which totaled $7,144); and commissions and advertising (which totaled $6,333).

Depreciation, amortization and impairment of PP&E totaled $15,252 during 9M18 -equivalent to 15.3% of consolidated revenues-, including $5,049 of additional depreciation, amortization and impairment of PP&E due to the allocation of the higher value to PP&E and Intangible assets in the recording of the merger through the reverse acquisition method (see Note 4.a) to the unaudited consolidated financial statements).

Operating income for 9M18 amounted to $19,944, resulting in a margin over consolidated revenues of 20.0%.

Financial results, net amounted to a loss of $47,218 in 9M18, mainly due to net foreign currency exchange rate losses totaling $45,864, as of a consequence of the devaluation of the peso during 9M18 (+121.2% or $22.6/USD), interests on debts totaling $2,540, and taxes and bank expenses totaling $1,002, which were partially offset by interests and gains on investments totaling $1,073 and results on operations with notes and bonds totaling $1,491.

The income tax benefit in 9M18 was $8,605 mainly due to the loss before taxes that generated a deferred taxes gain related to the recognition of tax carryforward.

Telecom Argentina recorded a net loss of $18,540 in 9M18, which represents -18,6% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $18,589 in 9M18, and the loss per share amounted to $8.63 pesos.

Unaudited Pro forma consolidated income statements

For purposes of facilitating the understanding and analysis by readers of this Review and Prospects of the evolution of the Company’s results in 9M18 compared to 9M17, the following table is included as additional information presenting the comparative figures of 9M17 (“PF9M17”) on a pro forma basis as if the merger between Telecom and Cablevisión would have occurred on January 1, 2017, according to the criteria and premises described in section 9. It is worth noting that the information included in PF9M17 does not correspond to figures elaborated under IFRS, and they are only provided for the specific proposes mentioned in this paragraph.

			Variation
	9M18	PF9M17 (*)	$	%
Revenues	99,494	76,920	22,574	29.3
Operating costs without depreciation and amortization	(64,298)	(51,113)	(13,185)	25.8
Depreciation, amortization and impairment of PP&E	(15,252)	(11,953)	(3,299)	27.6
Operating income	19,944	13,854	6,090	44.0
Earnings from associates	129	116	13	11.2
Financial results, net	(47,218)	(2,281)	(44,937)	n/a
(Loss) income before income tax benefit (expense)	(27,145)	11,689	(38,834)	n/a
Income tax benefit (expense)	8,605	(4,047)	12,652	n/a
Net (loss) income	(18,540)	7,642	(26,182)	n/a

Attributable to:
Controlling Company	(18,589)	7,571	(26,160)	n/a
Non-controlling interest	49	71	(22)	(31.0)
	(18,540)	7,642	(26,182)	n/a
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	(8.63)	3.52

(*) Derived from pro forma information included in section 9 of this Review and Prospects.

•                Revenues

During 9M18 consolidated total revenues increased 29.3% (+$22,574 vs. PF9M17) amounting to $99,494 mainly driven by revenues from internet services, premium cable TV services and mobile services.

Services revenues amounted to $91,910 (+29.3% vs. PF9M17) and represented 92.4% of consolidated revenues, as in PF9M17. Equipment revenues increased 30.5%, amounting to $7,584 and represented 7.6% of consolidated revenues, as in PF9M17.

II

TELECOM ARGENTINA S.A.

Mobile Services

Mobile services revenues amounted to $34,511 (+$5,335 or +18.3% vs. PF9M17), being the principal business segment in revenues terms (37.5% and 41.0% of services consolidated revenues in 9M18 and PF9M17, respectively). The increase was mainly due to the revenues generated from mobile services in Argentina.

Most of the Company’s customers in Argentina use the mobile services provided under the Personal trademark. The main ratios related to the services provided to these customers were:

•     Approximately 62% of the total customers consists of prepaid customers, and 38% consist of postpaid customers.

•      The churn rate per month amounted to 2.7% in 9M18 (vs. 2.9% in PF9M17).

•      The monthly average revenue per user (“ARPU”) amounted to $170.4 pesos per month in 9M18 (vs. $139.0 pesos per month in PF9M17), representing a 22.6% increase.

Mobile services revenues in Argentina amounted to $30,833 (+$3,704 or +13.7% vs. PF9M17) were mainly generated by the increase in monthly fees charged from “Abono fijo” customers, and the increase in the recharges in the prepaid subscriber base, partially offset by a decrease in CPP services revenues.

Mobile services revenues generated in Paraguay amounted to $3,678 (+$1,631 or +79.7% vs. PF9M17) due to the appreciation of the Guaraní against the Argentine Peso by 57.9%.

The main ratios related to the mobile services in Paraguay were:

•     Approximately 83% of the total customers consists of prepaid customers, and 17% consist of postpaid customers.

•                  The churn rate per month amounted to 3.0% in 9M18 (vs. 2.6% in PF9M17).

•                 The monthly ARPU amounted to $151.2 pesos per month in 9M18 (vs. $83.6 pesos per month in PF9M17), representing a 80.9% increase, due to a 14.5% increase in the ARPU in Guaraníes in addition to the variation of the average US Dollar/Guaraníes exchange rate.

Internet Services

Internet services revenues amounted to $22,448 in 9M18 (+$5,519 or +32.6% vs. PF9M17) driven mainly by the increase in the average plans prices. The broadband ARPU amounted to $604.8 pesos per month in 9M18 (+34.9% vs. PF9M17).

Cable Television Services

Cable TV service revenues amounted to $21,417 (+$6,395 or +42.6% vs. PF9M17). This increase is due to a greater number of customers of premium cable television services and increases in prices. The ARPU amounted to $674.9 pesos per month in 9M18 (+26.9% vs. PF9M17). The monthly average churn during 9M18 amounted to 1.4% (vs. 1.1% in PF9M17).

Fixed and Data Services

Telephony revenues generated by fixed telephony and data services amounted to $13,086 (+$3,495 or +36.4% vs. PF9M17), mainly due to the increase in monthly fees charged from both corporate and residential fixed telephony customers, and in greater sales of product packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction, partially offset by a slight decrease in lines in service.

As a result, the average monthly revenue billed per user (“ARBU”) of fixed telephony services increased to $236.6 in 9M18 (vs. $145.6 in PF9M17) which represents a 62.5% increase.

Data revenues increased in the context of the Company’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government customers. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to $7,584 (+$1,774 or +30.5% vs. PF9M17). This variation is mainly due to the increase in handset sale prices to the mobile services customers, partially offset by a decrease in the number of handsets sold.

III

TELECOM ARGENTINA S.A.

•                Operating costs

Consolidated operating costs –including depreciations, amortizations and disposal and impairment of PP&E– totaled $79,550 in 9M18, which represents an increase of $16,484 or +26.1% vs. PF9M17. The increase in costs is mainly a consequence of higher revenues, increased competition in mobile services, Cable TV services and Internet services, higher direct and indirect labor costs on the cost structure of the operations in Argentina, and the increase in costs of services contracted with our suppliers, including higher programming and content costs mainly due to costs from the incorporation of broadcasting signals of soccer matches.

The costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $17,596 (+$3,272 or +22.8% vs. PF9M17). The increase was mainly due to increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges. The headcount amounted to 25,775 employees at the end of 9M18 (vs. 26,975 employees in PF9M17).

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) amounted to $3,203 (+$460 or +16.8% vs. PF9M17), mainly due to higher TLRD costs.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $9,245 million (+$1,011 or +12.3% vs. PF9M17). The increase is mainly due to increases in fees for services, related to call centers and to higher professional fees driven by a higher level of activity and new Company projects and services linked to operational management in general. There were also higher technical, hardware and software maintenance costs due to the increase in prices, fluctuation of the exchange rate $/US$ and the higher level of activity.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $8,009 (+$1,859 or +30.2% vs. PF9M17). This increase is mainly due to the increase in revenues.

Commissions and advertising

Commissions (including commissions paid to agents, prepaid card commissions and others) and advertising totaled $6,333, +$1,417 or +28.8% vs. PF9M17. The increase is mostly due to higher commissions paid to commercial channels and collections fees.

Cost of equipment and handsets

Cost of equipment and handsets sold totaled $5,370, (+$447 or +9.1% vs. PF9M17). $5,106 of this amount correspond to the cost of mobile handsets sold in Argentina, which grew 5.6% vs. PF9M17, mainly due to higher average costs per unit, partially offset by a decrease in the number of handsets sold.

Programming and content costs

Programming and content costs amounted to $7,144 (+$2,580 or +56.5% vs. PF9M17), mainly due to the incorporation of the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association and to price increases and fluctuations of the $/US$ exchange rate.

Bad debt expenses

Bad debt expenses amounted to $1,990 (+$686 or +52.6% vs. PF9M17), representing approximately 2.0% and 1.7% of the consolidated revenues in 9M18 and in PF9M17, respectively. The increase includes the impact of $297 generated by the application of IFRS 9 since fiscal year 2018.

Depreciation, amortization and impairment of PP&E

Depreciation, amortization and impairment of PP&E amounted to $15,252 (+$3,299 or +27.6% vs. PF9M17). The higher charge is mostly due to higher amortization and depreciation of PP&E and intangibles of $3,171, including $1,141 of higher amortization corresponding to higher values allocated to the aforementioned assets as a result of the application of the acquisition method under IFRS 3.

IV

TELECOM ARGENTINA S.A.

•                Operating income

Operating income amounted to $19,944 in 9M18 (+$6,090 or +44.0% vs. PF9M17). The margin over consolidated revenues represented 20.0% in 9M18 (vs. 18.0% in PF9M17).

•                Financial results, net

Net financial results resulted in a net loss of $47,218, representing a higher loss of $44,937 vs. PF9M17. The variation is mainly due to higher foreign currency exchange net losses amounting to $44,477 due to an 121.2% depreciation of the peso against the US$ during 9M18, and a 8.9% depreciation of the peso against the US$ in 9M17, and higher financial debt losses amounting to $1,429.

•                Net (loss) income

Telecom Argentina recorded a net loss of $18,540 in 9M18, which means a decrease of $26,182 in relation to the income of $7,642 in PF9M17, representing -18.6% of the consolidated revenues (vs. 9.9% in PF9M17). Net loss attributable to controlling shareholders amounted to $18,589 in 9M18 vs. an income of $7,571 in PF9M17.

•                Net financial position

As of September 30, 2018, net financial position (consisting of cash, cash equivalents plus financial investments and financial NDF minus loans) is debt and totaled $67,901. Consolidated net financial debt position as of December 31, 2017, calculated as the sum of consolidated net financial positions of both companies, would have amounted to $9,580 (debt).

•                Capital expenditures (CAPEX)

CAPEX composition for 9M18 and 9M17 (*) is as follows:

	In millions of $		Variation 9M18 vs. 9M17
	9M18	9M17 (*)	$	%
PP&E	22,049	14,711	7,338	50
Intangibles assets	1,997	1,371	626	46
Total	24,046	16,082	7,964	50

(*) Calculated as the sum of the consolidated CAPEX of both companies, adjusting them to similar criteria.

In relative terms, the investments reached 24.2% of consolidated revenues in 9M18 (vs. 20.9% in PF9M17) and they have been assigned, regarding tangible assets mainly to the fixed network and transport equipment for the access to the mobile network and the handsets lent to our customers at no cost. Likewise, in the case of intangible assets, the investments were in the 700 MHz Band Licenses acquisition in Paraguay and the incremental costs for the acquisition of the license. Lastly, during 9M18 important investments were made in materials to be used in infrastructure projects in both, the development process and those scheduled to begin construction in the short term.

The Company’s main PP&E CAPEX projects are related to the expansion of cable TV services and internet services in order to improve the transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

Moreover, the transmission and transport networks were expanded to unify the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks, in this way, to meet the growing demand of services of our fixed telephony services and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

V

TELECOM ARGENTINA S.A.

3.            Telecom Group’s activities for the three-month periods ended September 30, 2018 (“3Q18”) and 2017 (“3Q17”)

Consolidated Income Statements under IFRS (except for IAS 29)

			Variation
	3Q18	3Q17	$	%
Revenues	35,315	10,545	24,770	234.9
Operating costs without depreciation and amortization	(23,415)	(6,797)	(16,618)	244.5
Depreciation, amortization and impairment of PP&E	(5,610)	(1,007)	(4,603)	457.1
Operating income	6,290	2,741	3,549	129.5
Earnings from associates	38	38	-	-
Financial results, net	(26,371)	(695)	(25,676)	n/a
(Loss) Income before income tax benefit (expense)	(20,043)	2,084	(22,127)	n/a
Income tax benefit (expense)	6,375	(700)	7,075	n/a
Net (loss) income	(13,668)	1,384	(15,052)	n/a

Attributable to:
Controlling Company	(13,677)	1,364	(15,041)	n/a
Non-controlling interest	9	20	(11)	(55.0)
	(13,668)	1,384	(15,052)	n/a
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	(6.35)	1.15

Revenues in 3Q18 amounted to $35,315, operating costs -including depreciation, amortization and impairment of PP&E- amounted to $29,025, operating income amounted to $6,290 –equivalent to 17.8% of consolidated revenues- and net loss amounted to $13,668 –equivalent to -38.7% of consolidated revenues-, driven by the devaluation of the peso during 3Q18 (+43.0% or $12.4/USD) that generated a net foreign currency exchange loss of $25,982 in 3Q18 for net liabilities in foreign currency. Net loss attributable to the Controlling Company amounted to $13,677.

Consolidated revenues in 3Q18 were mainly fueled by mobile services, Internet and Cable TV services. Services revenues amounted to $32,777 -equivalent to 92.8% of consolidated revenues-, and equipment revenues amounted to $2,538 -equivalent to 7.2% of consolidated revenues-.

Mobile services revenues in 3Q18 amounted to $12,113 -equivalent to 34.3% of consolidated revenues- which were mainly generated by Personal’s customers in Argentina.

Cable TV services in 3Q18 amounted to $7,545 -equivalent to 21.4% of consolidated revenues- and they are mainly composed of services provided in Argentina and Uruguay.

Additionally, Internet services revenues in 3Q18 amounted to $8,013 –equivalent to 22.7% of consolidated revenues- and fixed and data services in 3Q18 amounted to $4,839 –equivalent to 13.7% of consolidated revenues-.

Operating costs without depreciation, amortization and impairment of PP&E amounted to $23,415 during 3Q18, the main components are employee benefit expenses and severance payments (which totaled $6,542); fees for services, maintenance, materials and supplies (which totaled $3,550); taxes and fees with the Regulatory Authority (which totaled $2,774); programming and content costs (which totaled $2,615); and commissions and advertising (which totaled $2,299).

Depreciation, amortization and impairment of PP&E totaled $5,610 during 3Q18 -equivalent to 15.9% of consolidated revenues-, including $1,852 of additional depreciation, amortization and impairment of PP&E due to the allocation of the higher value to PP&E and Intangibles in the recording of the Merger through the reverse acquisition method (see Note 4.a) to the unaudited consolidated financial statements).

Operating income for 3Q18 amounted to $6,290, resulting in a margin over consolidated revenues of 17.8%.

Financial results, net amounted to a loss of $26,371 in 3Q18, mainly due to net foreign currency exchange rate losses totaling $25,982, interests on debts totaling $1,167, and taxes and bank expenses totaling $395, which were partially offset by interests and gains on investments totaling $473 and results on operations with notes and bonds totaling $836.

The income tax benefit in 3Q18 was $6,375 mainly due to the loss before taxes that generated a gain in deferred taxes related to the recognition of tax carryforward.

Telecom Argentina obtained a net loss of $13,668 in 3Q18, which represents -38.7% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $13,677 in 3Q18, and the loss per share amounted to $6.35 pesos.

VI

TELECOM ARGENTINA S.A.

Unaudited Pro forma consolidated income statements

For purposes of facilitating the understanding and analysis of the evolution of the Company’s results in 3Q18 compared to 3Q17 by readers of this Review and Prospects, the following table is included as additional information presenting the comparative figures of 3Q17 (“PF3Q17”) on a pro forma basis as if the merger between Telecom and Cablevisión would have occurred on January 1, 2017, according to the criteria and premises described in section 9. Such information (PF3Q17) arises from subtracting pro forma figures for 9 months of 2017 (“PF9M17”) in section 9, the pro forma figures of 1H17 (“PF1H17”) included in the Review and Prospects as of June 30, 2018. The information included in PF9M17 does not correspond to figures elaborated under IFRS, and they are only provided for the specific proposes mentioned in this paragraph.

			Variation
	3Q18	PF3Q17	$	%
Revenues	35,315	27,215	8,100	29.8
Operating costs without depreciation and amortization	(23,415)	(18,456)	(4,959)	26.9
Depreciation, amortization and impairment of PP&E	(5,610)	(4,025)	(1,585)	39.4
Operating income	6,290	4,734	1,556	32.9
Earnings from associates	38	38	-	-
Financial results, net	(26,371)	(859)	(25,512)	n/a
(Loss) Income before income tax benefit (expense)	(20,043)	3,913	(23,956)	n/a
Income tax benefit (expense)	6,375	(1,332)	7,707	n/a
Net (loss) income	(13,668)	2,581	(16,249)	n/a

Attributable to:
Controlling Company	(13,677)	2,543	(16,220)	n/a
Non-controlling interest	9	38	(29)	(76.3)
	(13,668)	2,581	(16,249)	n/a
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	(6.35)	1.18

During 3Q18 consolidated revenues increased 29.8% (+$8,100 vs. PF3Q17) amounting to $35,315, mainly fueled by increases in the internet services, premium services of cable television and in mobile services.

Consolidated operating costs –including depreciation, amortization and impairment of PP&E– amounted to $29,025 in 3Q18, which represents an increase of $6,544 or +29.1% vs. PF3Q17. The increase in costs is mainly a consequence of higher revenues, higher expenses related to increased competition in mobile, cable television, and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices that has caused a growth in the cost structure; higher programming and content costs due to cost from the incorporation of broadcasting signals of soccer matches.

Operating income amounted to $6,290 (+$1,556 or +32,9% vs. PF3Q17). Financial results, net amounted to a loss of $26,371 (an increase of $25,512 vs. PF3Q17), while income tax benefit amounted to $6,375, vs. a loss of $1,332 in .PF3Q17.

CAPEX amounted to $9,809 in 3Q18 and amounted to $5,519 in 3Q17 reformulated.

4.            Summary of comparative consolidated statements of financial position

	September 30,
	2018	2017	2016	2015	2014
Current assets	38,031	6,095	6,059	4,037	2,944
Non-current assets	210,854	27,465	20,814	13,184	9,797
Total assets	248,885	33,560	26,873	17,221	12,741
Current liabilities	85,378	7,880	6,422	5,736	3,517
Non-current liabilities	52,576	10,896	9,716	3,092	3,143
Total liabilities	137,954	18,776	16,138	8,828	6,660
Equity attributable to the Controlling Company	108,000	14,293	10,368	8,089	5,788
Equity attributable non-controlling interest	2,931	491	367	304	293
Total Equity	110,931	14,784	10,735	8,393	6,081
Total liabilities and equity	248,885	33,560	26,873	17,221	12,741

VII

TELECOM ARGENTINA S.A.

5.            Summary of comparative consolidated income statements

	3Q18	3Q17	3Q16	3Q15	3Q14	9M18	9M17	9M16	9M15	9M14
Revenues	35,315	10,545	7,995	5,392	3,791	99,494	29,778	22,237	14,624	10,183
Operating costs	(29,025)	(7,804)	(5,775)	(3,747)	(2,837)	(79,550)	(21,344)	(15,775)	(10,096)	(7,687)
Operating income	6,290	2,741	2,220	1,645	954	19,944	8,434	6,462	4,528	2,496
Earnings from associates	38	38	30	29	18	129	116	100	77	42
Earnings from acquisition of companies	-	-	-	-	-	-	-	114	-	-
Financial results, net	(26,371)	(695)	(498)	(428)	(287)	(47,218)	(1,589)	(1,851)	(1,018)	(1,395)
(Loss) income before income tax benefit (expense)	(20,043)	2,084	1,752	1,246	685	(27,145)	6,961	4,825	3,587	1,143
Income tax benefit (expense)	6,375	(700)	(597)	(385)	(217)	8,605	(2,405)	(1,581)	(1,132)	(364)
Net (loss) income	(13,668)	1,384	1,155	861	468	(18,540)	4,556	3,244	2,455	779
Other comprehensive income (loss), net of tax	2,420	141	211	93	220	4,594	126	268	(129)	476
Total comprehensive (loss) income	(11,248)	1,525	1,366	954	688	(13,946)	4,682	3,512	2,326	1,255
Attributable to Controlling Company	(11,869)	1,473	1,302	906	631	(15,140)	4,611	3,437	2,305	1,172
Attributable to non-controlling interest	621	52	64	48	57	1,194	71	75	21	83

6.             Summary of comparative consolidated statements of cash flow

	September 30,
	2018	2017	2016	2015	2014
Net cash flows provided by operating activities	27,377	9,675	6,949	4,605	3,806
Net cash flows used in investing activities	(18,258)	(7,648)	(*) (6,172)	(4,347)	(2,501)
Net cash flows used in financing activities	(6,573)	(2,193)	(669)	(471)	(1,139)
Net foreign exchange differences on cash and cash equivalents	2,777	19	490	170	28
Total cash and cash equivalents provided by (used in) during the period	5,323	(147)	598	(43)	194

(*) Includes 2,053 from acquisition of companies.

7.            Statistical data (in physical units in index-term)

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
Cable TV suscribers (i)	99.9	100.4	101.1	101.2	100.5
Internet Access (i)	242.7	134.8	126.1	116.2	106.3
IDEN telephony services lines (ii)	25.0	55.7	81.0	-	-
Fixed telephony services lines (iii)	95.3	-	-	-	-
Personal Mobile telephony services lines (iii)	97.4	-	-	-	-
Núcleo’s customers (iii)	96.7	-	-	-	-

(i)                Base december 2013= 100

(ii)              Base december 2015= 100

(iii)            Base december 2017= 100 (the variation correspond to the incorporation of the effect of the merger with Telecom Argentina).

8.            Consolidated ratios

	09.30.18	09.30.17	09.30.16	09.30.15	09.30.14
Liquidity (1)	0.45	0.77	0.94	0.70	0.84
Solvency (2)	0.80	0.79	0.67	0.95	0.91
Locked-up capital (3)	0.85	0.82	0.77	0.77	0.77

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

VIII

TELECOM ARGENTINA S.A.

9.            Unaudited Pro Forma consolidated income statement for the nine-month period ended September 30, 2017

The following unaudited pro forma consolidated income statement is presented to illustrate the consolidated income statement for the nine-month period ended September 30, 2017 included in the present Operating and Financial Review for comparative purposes. The unaudited pro forma consolidated income statement assumes that the Merger was consummated on January 1, 2017 (see Note 4 a. to the unaudited consolidated financial statements). The unaudited pro forma consolidated income statement for the nine-month period ended September 30, 2017 is based upon, derived from, and should be read in conjunction with (i) the unaudited consolidated financial statements of Telecom as of and for the nine-month period ended September 30, 2017 and 2016 (the “Telecom 9M 2017 Financial Statements”), and (ii) the unaudited consolidated financial statements of Cablevisión as of and for the nine-month period ended September 30, 2017 and 2016 (the “Cablevisión 9M 2017 Financial Statements”).

The accompanying unaudited pro forma consolidated income statements give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) are expected to have a continuing impact on the consolidated results.

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Cablevisión selected as the accounting acquirer under this guidance. Under IFRS 3, all assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. For purposes of preparing the unaudited pro forma consolidated income statement, the fair value of Telecom’s identifiable tangible and intangible assets acquired and liabilities assumed are based on an estimate of fair value. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Fair value estimates may change as additional information becomes available and such changes could be material.

The unaudited pro forma consolidated income statement has been prepared by management in accordance with the bases outlined herein and is not necessarily indicative of the consolidated financial results of operations that would have been realized had the Merger occurred as of the dates indicated, nor include any expected cost savings or operating synergies, which may be realized subsequent to the Merger or the impact of any non-recurring activity and one-time transaction-related or integration-related items. We provide the unaudited pro forma consolidated income statement for informational purposes only.

We prepared the following unaudited pro forma consolidated income statement by applying certain pro forma adjustments to Telecom and Cablevisión’s historical consolidated income statements. We have based the pro forma adjustments on available information and certain assumptions that we believe are reasonable under the circumstances.

Unaudited Pro Forma Consolidated Income Statement

for the nine-month period ended September 30, 2017

(in millions of pesos, except per share data in Argentine pesos)

	Column I	Column II	Column III	Column IV	Column V
	Telecom Argentina S.A.	Cablevisión S.A.	Reclassifications	Elimination of transactions	Pro Forma Adjustments	Ref.	Pro Forma Consolidated
Revenues	47,263	29,778	-	(106)	(15)	2.(a)	76,920
Other income	61	11	(72)	-	-		-
Employee benefit expenses and severance payments	(9,158)	-	(5,166)	-	-		(14,324)
Interconnection costs and other transmission charges	(2,295)	-	(554)	106	-		(2,743)
Fees for services, maintenance, materials and supplies	(4,756)	-	(3,365)	-	(113)	2.(b)	(8,234)
Taxes and fees with the Regulatory Authority	(4,416)	-	(1,741)	-	7	2.(c)	(6,150)
Commissions and Advertising	(3,454)	-	(1,462)	-	-		(4,916)
Cost of equipments and handsets	(4,638)	-	(253)	-	(32)	2.(d)	(4,923)
Programming costs and Cost of Contents	(690)	-	(3,874)	-	-		(4,564)
Bad debt expenses	(920)	-	(384)	-	-		(1,304)
Cost of sales	-	(13,578)	13,578	-	-		-
Commercialization costs	-	(4,430)	4,430	-	-		-
Administration costs	-	(3,347)	3,347	-	-		-
Other operating income and expenses	(2,751)	-	(1,204)	-	-		(3,955)
Depreciation, amortization and impairment of PP&E	(5,228)	-	(2,840)	-	(3,885)	2.(e)	(11,953)
Operating income	9,018	8,434	440	-	(4,038)		13,854
Equity in earnings from associates	-	116	-	-	-		116
Financial income, net	(276)	-	276	-	-		-
Financial costs	-	(1,287)	(1,292)	-	27		(2,552)
Other financial expenses, net	-	(302)	576	-	(3)		271
Income before income tax expense	8,742	6,961	-	-	(4,014)		11,689
Income tax expense	(3,047)	(2,405)	-	-	1,405	2.(f)	(4,047)
Net income for the period	5,695	4,556	-	-	(2,609)		7,642

Attributable to:
Controlling Company	5,641	4,503	-	-	(2,573)		7,571
Non-controlling interest	54	53	-	-	(36)		71
	5,695	4,556	-	-	(2,609)		7,642
Weighted average number of ordinary shares outstanding	969,159,605	120,000					2,153,688,011
Earnings per share (Basic and Diluted)	5.82	37,525					3.52

IX

TELECOM ARGENTINA S.A.

1.        Accounting for the Merger

The unaudited pro forma consolidated financial information has been prepared using the acquisition method of accounting under the provisions of IFRS 3 and is based on the historical financial information of Telecom and Cablevisión. The purchase price allocation included herein has been described solely for the purpose of providing unaudited pro forma consolidated income statement. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. The estimates in the unaudited pro forma consolidated financial information could change as additional information becomes available and could have a material impact on the accompanying pro forma consolidated income statement.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, with Cablevisión selected as the accounting acquirer under this guidance. The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were (i) the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom), (ii) the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive) (iii) the relative fair value assigned to Cablevisión and Telecom and (iv) the composition of senior management of the surviving entity.

2.   Reclassifications, eliminations of transactions and pro forma adjustments to the unaudited pro forma consolidated statement for the nine-month period ended September 30, 2017

Column I shows the historical consolidated financial data of Telecom for the nine-month period ended September 30, 2017 derived from Telecom 9M 2017 Financial Statements.

Column II shows the historical consolidated financial data of Cablevisión for the nine-month period ended September 30, 2017 derived from Cablevisión 9M 2017 Financial Statements.

Column III shows certain reclassifications made to the historical income statements in order to conform to presentation standards to be used after the Merger. Mainly, the Cost of sales and Commercialization and Administration costs have been reclassified to each operating expense by nature and the Taxes on deposits to and withdrawals from bank accounts have been reclassified from Taxes and fees with the Regulatory Authority to Other financial results, net.

Column IV provides for the elimination of certain reciprocal transactions between Telecom and Cablevisión for the nine-month period ended September 30, 2017 mainly related to telecommunication interconnection.

Column V shows the pro forma adjustments, which comprise mainly the following:

(a)       Lower revenues from the decrease in recognition of deferred revenues on connections fees as consequence of the purchase price allocation.

(b)     Higher consumption of materials resulting from the increase in their value driven by the purchase price allocation.

(c)      Lower tax charges and regulatory fees derived from the elimination of billings between Telecom and Cablevisión following the Merger.

(d)       Higher cost of sales of handsets resulting from the increase in value of inventories at the beginning of the year driven by the purchase price allocation.

(e)       Higher depreciation and impairment charges for the increase in value of Telecom’s PP&E driven by the purchase price allocation, and higher amortization charges for the increase in value of Telecom’s intangible assets driven by the purchase price allocation. Useful lives of Telecom’s fixed assets are the same as those disclosed in the Telecom 9M 2017 Financial Statements. Useful lives of intangible assets recognized as a result of the purchase price allocation are mainly as follows: indefinite lives for trademarks and some licenses, other licenses between 12 and 15 years, and customer relationships between 5 and 10 years.

(f)           The related income tax effects on the adjustments described in a) to e) above based on the enacted tax law in effect as of the end of the reporting period.

X

TELECOM ARGENTINA S.A.

The unaudited pro forma earnings per share data is computed by dividing the unaudited pro forma consolidated net income for the nine-month period ended September 30, 2017 attributable to the controlling shareholder by the number of Telecom’s outstanding shares after giving effect to the Merger, including 1,184,528,406 ordinary shares to be issued by Telecom for the Merger.

10. Outlook

In macroeconomic terms, in this third quarter of the year, growth’s deceleration was accentuated (growth evidenced a deceleration since mid – year), mainly due to the drought that affected the central agricultural area and had a negative impact on economic activity nationwide. This extraordinary situation, as well as a more contractive monetary and fiscal policy, generated a decrease in the activity level.

One of the most relevant factors in the economic context was the increase of inflation levels, high volatility and the devaluation of the Argentine peso, which the Argentine economy suffered during the last months. This situation will find a breakeven point towards the end of the year, with the agreement reached with the International Monetary Fund and the definition of new economic measures aimed at seeking market credibility and exchange rate parity stability.

Despite an adverse economic context, during this period, Telecom had estimable growth levels due to its favorable operating performance in 2017 and the first months of 2018.

Once again, in Telecom, we reaffirm our commitment to the economic development of Argentina, having confirmed the investment strategic plan of US$ 5,000 million destined to the deployment of infrastructure and system integration, having extended the terms of its execution longer than the initially planned triennium 2018/2020.

In order to meet this high investment objective, the Company, in the first months of 2018, entered into a loan of USD 1,000 million with a term of one year, with different financial entities. During October, Telecom cancelled USD 100 million of such loan and refinanced USD 500 million for a term of four years. The Company will continue using the Capital Market to the extent that its conditions imply an adequate assessment of the level of risk, considering the Company’s low level of indebtedness, good liquidity and its multiple sources of financing, both locally and internationally.

We continue accompanying the government’s vocation to extend connectivity throughout the country, which is reflected in the National Telecommunications and Connectivity Plan recently announced by the executive branch of the Argentine government. We understand that the State should encourage the willingness of companies such as Telecom, with the capacity and commitment to invest in modern and powerful networks that bring high quality products and services to Argentina. This agreement confirms the efforts that the ICT sector has been making in recent years to reduce the digital gap and make connectivity available to all Argentina.

One of the main focuses of our management during this year is to strengthen the integration of the financial and operating structures of the merged companies – Telecom and Cablevisión - that began in January, in order to reinforce the position of the new company in a high competitive market.

We continue preparing to offer to our customers the best offerings in terms of speed, quality and technological reliability and high-value content, with a focus on the convergence of services, which will be a reality in Argentina as soon as regulation enables it.

Our objective is to improve the capacity and coverage of our networks, which is key to the transformation towards convergent services with international quality, but also to leverage the content business, with Flow as an entertainment center and integral content platform, whose competitive advantages and differential functions place it above other platforms.

As we predicted at the closing of our fiscal year 2017, connectivity is no longer fixed or mobile, it is present in every aspect of daily life, and, in Telecom, we envision a future in which people, objects and our environment will be connected at high speed, on the go, from any place and from any device.  As throughout these years, our purpose is to lead this process of deep transformation of behaviors, social dynamics and organizations.

Alejandro Urricelqui
Chairman of the Board of Directors

XI

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos - Basis of presentation in Note 1.c)

		September 30,	December 31,
	Note	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	5	9,737	4,414
Investments	5	6,614	110
Trade receivables	6	12,953	1,753
Other receivables	7	5,896	828
Inventories	8	2,831	83
Total current assets		38,031	7,188
Non-Current Assets
Trade receivables	6	63	-
Other receivables	7	1,423	237
Deferred income tax assets	15	78	44
Investments	5	5,524	250
Goodwill	9	64,073	4,109
Property, plant and equipment	10	97,513	22,080
Intangible assets	11	42,180	2,368
Total non-current assets		210,854	29,088
TOTAL ASSETS		248,885	36,276
LIABILITIES
Current Liabilities
Trade payables	12	24,157	3,886
Financial debt	13	52,734	937
Salaries and social security payables	14	4,568	1,751
Taxes payables	16	1,833	1,858
Dividends payables	27	-	4,078
Other liabilities	17	1,595	103
Provisions	18	491	-
Total current liabilities		85,378	12,613
Non-Current Liabilities
Trade payables	12	1,279	-
Financial debt	13	38,146	9,907
Salaries and social security payables	14	245	-
Deferred income tax liabilities	15	8,582	266
Taxes payables	16	29	3
Other liabilities	17	915	134
Provisions	18	3,380	1,092
Total non-current liabilities		52,576	11,402
TOTAL LIABILITIES		137,954	24,015
EQUITY
Equity attributable to Controlling Company		108,000	11,694
Equity attributable to non-controlling interest		2,931	567
TOTAL EQUITY(See Unaudited Consolidated Statements of Changes in Equity)	20	110,931	12,261
TOTAL LIABILITIES AND EQUITY		248,885	36,276

The accompanying notes are an integral part of these unaudited consolidated financial statements

Alejandro Urricelqui
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos - Basis of presentation in Note 1.c)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2018	2017	2018	2017
Revenues	22	35,315	10,545	99,494	29,778
Employee benefit expenses and severance payments	23	(6,542)	(1,935)	(17,596)	(5,166)
Interconnection and transmission costs		(1,229)	(198)	(3,203)	(554)
Fees for services, maintenance, materials and supplies	23	(3,550)	(1,220)	(9,245)	(3,365)
Taxes, and fees with the Regulatory Authority	23	(2,774)	(769)	(8,009)	(2,181)
Commissions and advertising		(2,299)	(587)	(6,333)	(1,462)
Cost of equipment and handsets	23	(1,774)	(98)	(5,370)	(253)
Programming and content costs		(2,615)	(1,387)	(7,144)	(3,874)
Bad debt expenses	6	(717)	(132)	(1,990)	(384)
Other operating income and expenses	23	(1,915)	(471)	(5,408)	(1,265)
Depreciation, amortization and impairment of PP&E	23	(5,610)	(1,007)	(15,252)	(2,840)
Operating income		6,290	2,741	19,944	8,434
Earnings from associates	5	38	38	129	116
Debt financial expenses	24	(26,580)	(549)	(47,980)	(1,287)
Other financial results, net	24	209	(146)	762	(302)
(Loss) Income before income tax benefit (expense)		(20,043)	2,084	(27,145)	6,961
Income tax benefit (expense)	15	6,375	(700)	8,605	(2,405)
Net (loss) income for the period		(13,668)	1,384	(18,540)	4,556

Attributable to:
Controlling Company		(13,677)	1,364	(18,589)	4,503
Non-controlling interest		9	20	49	53
		(13,668)	1,384	(18,540)	4,556

(Loss) Earnings per share attributable to Controlling Company - Basic and diluted	25	(6.35)	1.15	(8.63)	3.80

See Note 23 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro Urricelqui
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos - Basis of presentation in Note 1.c)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2018	2017	2018	2017

Net (loss) income for the period	(13,668)	1,384	(18,540)	4,556

Other components of the Statements of Comprehensive Income (loss)
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	2,338	141	4,377	126
NDF effects classified as hedges	115	-	303	-
Income Tax effects on NDF classified as hedges	(33)	-	(86)	-
Other components of the comprehensive income (loss), net of tax	2,420	141	4,594	126

Total comprehensive (loss) income for the period	(11,248)	1,525	(13,946)	4,682

Attributable to:
Controlling Company	(11,869)	1,473	(15,140)	4,611
Non-controlling interest	621	52	1,194	71
	(11,248)	1,525	(13,946)	4,682

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro Urricelqui
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos - Basis of presentation in Note 1.c)

	Owners contribution						Reserves
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Facultative (3)	Voluntary reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2017	1,200	-	-	-	-	-	40	43	-	4,503	151	1,306	(6)	4,045	11,282	426	11,708
Legal and facultative reserve (4)	-	-	-	-	-	-	200	-	-	2,245	-	-	-	(2,445)	-	-	-
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,600)	(1,600)	-	(1,600)
Dividends to Non-controlling interest of CV Berazategui	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	4,503	4,503	53	4,556
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	108	-	-	108	18	126
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	108	-	4,503	4,611	71	4,682

Balances as of September 30, 2017	1,200	-	-	-	-	-	240	43	-	6,748	151	1,414	(6)	4,503	14,293	491	14,784

Balances as of January 1, 2018	1,200	-	-	-	-	-	240	43	-	2,748	73	1,581	(6)	5,815	11,694	567	12,261
Equity incorporation of the accounting acquiree (Note 4.a)	969	2,646	15	42	(461)	-	734	351	461	-	9,730	972	(3)	7,630	23,086	793	23,879
Retained earnings adjustment (Note 3.u and 3.v)	-	-	-	-	-	-	-	-	-	-	-	-	-	16	16	(19)	(3)
Business combination effect (Note 4.a)	(15)	-	-	-	-	109,469	-	-	-	-	-	(972)	3	-	108,485	547	109,032
Call option reserve (5)	-	-	-	-	-	-	-	-	-	-	-	-	(91)	-	(91)	-	(91)
Dividends (6)	-	-	-	-	-	-	-	-	-	-	(9,730)	-	-	(10,144)	(19,874)	-	(19,874)
Dividends to Non-controlling interest (7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(146)	(146)
Increase in CV Berazategui shareholding (Note 3.d.6)	-	-	-	-	-	-	-	-	-	-	-	-	(176)	-	(176)	(5)	(181)
Facultative Reserve (8)	-	-	-	-	-	-	-	-	-	1,312	1,989	-	-	(3,301)	-	-	-
Comprehensive income (loss):
Net (loss) income for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,589)	(18,589)	49	(18,540)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	3,449	-	-	3,449	1,145	4,594
Total Comprehensive Income (loss)	-	-	-	-	-	-	-	-	-	-	-	3,449	-	(18,589)	(15,140)	1,194	(13,946)

Balances as of September 30, 2018	2,154	2,646	15	42	(461)	109,469	974	394	461	4,060	2,062	5,030	(273)	(18,573)	108,000	2,931	110,931

(1) As of December 31, 2017 and 2016 and as of September 30, 2017, total shares (120,000), of $10,000 argentine peso of nominal value each, were issued and fully paid and corresponded to Cablevisión. As of September 30, 2018, total shares issued by Telecom Argentina (2,168,909,384), of $1 argentine peso of nominal value each, were issued and fully paid. As of September 30, 2018, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital. The treasury shares acquisition costs amounted to 461. See Note 20 – Equity to these unaudited consolidated financial statements.

(3) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(4) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión held on March 30, 2017.

(5) Call option reserve of non-controlling interest (See Note 3 d.4).

(6) As approved by the Company’s Board of Directors on January 31, 2018 (Note 5.b). Includes 10,144 of advanced dividends which were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(7) Corresponds to the non-controlling interests of Núcleo and CV Berazategui.

(8) As approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro Urricelqui
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos– Basis of presentation in Note 1.c)

		Nine-month periods ended September 30,
	Note	2018	2017
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the period		(18,540)	4,556
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets and provisions		2,155	597
Depreciation of property, plant and equipment	10	12,184	2,809
Amortization of intangible assets	11	2,799	31
Earnings from associates	5.a	(129)	(116)
Disposals and impairment of PP&E	23	269	-
Disposals of PP&E and consumption of materials		21	406
Financial results and others		38,735	1,326
Income tax (benefit) expense	15	(8,605)	2,405
Income tax paid		(4,400)	(2,111)
Net increase in assets	5.b	(8,040)	(482)
Net increase in liabilities	5.b	10,928	254
Total cash flows provided by operating activities		27,377	9,675
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(21,815)	(8,306)
Intangible asset acquisitions		(1,218)	(478)
Acquisition in CV Berazategui shareholding		(181)	-
Proceeds from dividends	5.b	36	68
Cash incorporated by the merger	4.a	2,831	-
Proceeds from the sale of property, plant and equipment and intangible assets		31	5
Investments not considered as cash and cash equivalents		2,058	1,063
Total cash flows used in investing activities		(18,258)	(7,648)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	5.b	22,188	719
Payment of financial debt	5.b	(2,563)	(817)
Payment of interests and related expenses	5.b	(2,085)	(489)
Payment of cash dividends and related withholding tax	5.b	(24,113)	(1,606)
Total cash flows used in financing activities		(6,573)	(2,193)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,546	(166)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		4,414	2,629
NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		2,777	19
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		9,737	2,482

See Note 5.b for additional information on the unaudited consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro Urricelqui
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND 2017 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom (Note 4.a).

CAPEX: Capital expenditures.

COMFER (Comisión Federal de Radiodifusión): Argentine Commission of Broadcasting.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

Fintech: Fintech Telecom LCC, ex Sofora’s parent company, currently a Telecom shareholder

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDEN: Integrated Digital Enhanced Network

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the former parent company of the Company.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

TELECOM ARGENTINA S.A.

PEN: National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E:  Property, plant and equipment.

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT29 and RT43.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radioelectric Service of Concentration of Links.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SRS (Servicio de Radiodifusión por Suscripción por vínculo físico y/o radioeléctrico.): Subscription Broadcasting Service by physical and / or radioelectric link.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s former controlling company.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to people within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom Personal/Personal/Micro Sistemas/Telintar/Pem/CV Berazategui//Cable Imagen/ Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Telecom Personal S.A., Micro Sistemas S.A.U., Telecomunicaciones Internacionales de Argentina Telintar S.A., Pem S.A., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

VLG: VLG Argentina LLC (in process of registration of its adaptation according to art. 268 Res. Gral. IGJ No. 7/2015 by adoption of the type of company SAU), a company that is a shareholder of the Company and controlled by CVH.

WAI: W de Argentina – Inversiones S.A.

TELECOM ARGENTINA S.A.

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

a)  The Company and its Operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides mainly fixed-line public and mobile telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Paraguay and international wholesale services in the United States of America.

As a consequence of the merger between the Company and Cablevisión S.A. (Note 4.a), Telecom Argentina, as surviving entity, develops, as from fiscal year 2018, the operations that Cablevisión S.A. developed until December 31, 2017.

The core business of Cablevisión and some of its subsidiaries was the operation of the cable television networks installed in different regions of Argentina and Uruguay and the provision of telecommunication services and data transmission.

Cablevisión exploited cable television services through licenses original granted by the Federal Broadcasting Committee (COMFER, for its Spanish acronym) and telecommunication services through licenses granted by the SC.

Information on Telecom Group’s licenses and on the regulatory framework is described under Note 2.

As of September 30, 2018, the following are the most significant subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Pem	Investment	Argentina	100.00%
CV Berazategui (a)	Closed-circuit television	Argentina	100.00%
Cable Imagen (b)	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (c)	Holding	Uruguay	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        The Company owned 70% indirectly through Pem until April 4, 2018 when the remaining 30% was acquired directly (See Note 3.d.6)

(b)        The data about the issuer arise from non-accounting information.

(c)        Includes the interest in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. See Note 3 d.4).

The information presented on a comparative basis with fiscal year 2017 corresponds to the consolidated information of Cablevisión, due to the treatment of the “reverse acquisition” described under Note 1.c), therefore

i.      NEXTEL Communications Argentina S.R.L. (“Nextel”) is included in the consolidation until it was merged into Cablevisión, effective as of October 1, 2017 (See Note 4.d), and

ii.     Telecom USA and Núcleo (subsidiaries of Telecom before its merger with Cablevisión) are not included in the consolidation of the comparative amounts.

b)   Segment information

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom Group.

TELECOM ARGENTINA S.A.

The Executive Committee and the CEO have a strategic and operational vision of the Telecom Group as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of the Telecom Group in Argentina, that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Costs are not specifically appropriate to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the different types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the current accounting principles (IFRS as issued by the IASB), it is defined that the Company has a single segment of operations in Argentina.

The Telecom Group also carries out its activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for the Telecom Group. The operations that the Telecom Group carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information for the nine-month periods ended September 30, 2018 and 2017:

❑         Consolidated Income Statement as of September 30, 2018

	Services rendered in Argentina	Other abroad segments	Eliminations	Total
Revenues	94,457	5,355	(318)	99,494
Operating costs without depreciation and amortization	(60,909)	(3,707)	318	(64,298)
Depreciation, amortization and impairment of PP&E	(13,989)	(1,263)	-	(15,252)
Operating income	19,559	385	-	19,944

Earnings from associates				129
Debt financial expenses				(47,980)
Other financial results, net				762
Loss before income tax benefit				(27,145)
Income tax benefit				8,605
Net loss				(18,540)

Attributable to:
Controlling Company				(18,589)
Non-controlling interest				49
				(18,540)

❑         Consolidated Income Statement as of September 30, 2017

	Services rendered in Argentina	Other abroad segments	Eliminations	Total
Revenues	28,999	784	(5)	29,778
Operating costs without depreciation and amortization	(18,002)	(507)	5	(18,504)
Depreciation, amortization and impairment of PP&E	(2,763)	(77)	-	(2,840)
Operating income	8,234	200	-	8,434

Earnings from associates				116
Debt financial expenses				(1,287)
Other financial results, net				(302)
Income before income tax expense				6,961
Income tax expense				(2,405)
Net income				4,556

Attributable to:
Controlling Company				4,503
Non-controlling interest				53
				4,556

TELECOM ARGENTINA S.A.

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

i)               Sales revenues from customers located in Argentina amounted to $94,054 and $28,994 during the nine-month periods ended September 30, 2018 and 2017, respectively; while sales revenues from foreign customers amounted to $5,440 and $784 for the nine-month periods ended September 30, 2018 and 2017, respectively;

ii)            PP&E, Goodwill and Intangible assets corresponding to the segment “Services rendered in Argentina” amounted to $192,862 and $27,619 as of September 30, 2018 and December 31, 2017, respectively; while PP&E, Goodwill and Intangible Assets corresponding to the segment “Other abroad segments” amounted to $10,904 and $938 as of September 30, 2018 and December 31, 2017, respectively.

c)   Basis of Presentation

These unaudited consolidated financial statements are a free translation from the original unaudited consolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

As required by the CNV, the Company’s unaudited consolidated financial statements have been prepared in accordance with RT 26 issued by FACPCE (as amended by RT 29 and RT 43 issued by FACPCE), adopted by the CPCECABA, which adopted the IFRS as issued by the IASB with the sole exception of IAS 29, which was excluded by the CNV from its accounting framework. For more information, see Note 1.e). IFRS also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework modified in March 2018.

For the preparation of these unaudited consolidated financial statements, the Company decided to include all the information required in a complete set of financial statements as permitted in IAS 34.

The preparation of these unaudited financial statements in conformity with IFRS (with the exception provided in the previous paragraph) requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.w).

These unaudited consolidated financial statements (except for the statement of cash flows) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of September 30, 2018, were approved by resolution of the Board of Directors’ meeting held on November 7, 2018.

Effect of the Merger between Telecom and Cablevisión under IFRS 3 (Business Combinations) on the Basis of Presentation

According to the provisions of the final merger agreement executed between Telecom and Cablevisión in October 31, 2017 and effective as of January 1, 2018 (Note 4.a) and the shareholder agreement executed between Fintech and CVH in July 7, 2017 (Note 27.a), Telecom Argentina (surviving company for legal purposes) is deemed the acquiree for accounting purposes and Cablevisión (the absorbed company for legal purposes) is deemed the acquirer for accounting purposes, which qualifies as a “reverse acquisition” pursuant to IFRS 3.

The grounds used to determine that Cablevisión S.A. is to be considered the acquirer for accounting purposes under IFRS 3 in this merger were the following:

1)   Relative voting rights in the surviving company (55% for the former shareholders of Cablevisión S.A. and 45% for the former shareholders of Telecom Argentina S.A.),

2)   the composition of the Board of Directors of the surviving company and other committees (Audit Committee, Supervisory Committee and Executive Committee),

3)   The relative fair value allocated to Telecom Argentina S.A. and Cablevisión S.A. and

4)   The composition of the key senior management of the surviving company.

TELECOM ARGENTINA S.A.

Consequently, for the purposes of preparing these unaudited consolidated financial statements: i) the figures disclosed on a comparative basis as of December 31, 2017 and September 30, 2017 arise from the unaudited consolidated financial statements of Cablevisión as of the respective dates; and ii) the information as of and for the three-month and nine-month periods ended September 30, 2018 incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method concerning Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. Note 3.d.5 describes specific matters related to the accounting treatment of this merger.

The information corresponding to and for the three-month and nine-month periods ended September 30, 2018 was prepared taking into consideration the operations Telecom Argentina and the former Cablevisión carry out as from January 1, 2018 and in line with the usual presentation structure of the TIC services industry.

Consistently, certain comparative information that arises from the unaudited financial statements of Cablevisión corresponding to the fiscal year 2017 and the three-month and nine-month periods ended September 30, 2017 was adjusted to ensure the uniform reporting criteria with those used for 2018 for help the comprehension of the users of these unaudited financial statements.

d)   Unaudited Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Telecom Group is monitored by the Executive Committee and the CEO, and, additionally, are in line with the usual presentation of expenses in the TIC services industry;

•                  the consolidated statements of comprehensive income include the profit (or loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (owners and non-controlling interest);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all material disclosures required under IFRS in accordance with the accounting framework established by the CNV. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 5, 6, 7, 8, 10, 11, 18, 23 and 26 to these unaudited consolidated financial statements, as admitted by IFRS.

e)   IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered to be “hyperinflationary”. If the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation or from the acquisition date, as applicable.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries where the Telecom Group operates. The Company’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions of a financial statement issuer must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually - in compliance with the provisions of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as a reference in conjunction with other qualitative factors related to the macroeconomic environment.

The Annual Price Indexes for the year 2017, had shown a decreasing level of the inflation rates as compared to 2016. As a result, and considering the conclusions reached by some international auditing firms and by the IPTF, according to its memo issued on May 16, 2017, the Company’s Management had concluded that, for the year 2017, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms.

TELECOM ARGENTINA S.A.

However, the 2017 inflation downward trend has reversed during the nine-month period ended September 30, 2018, showing a significant increase in the level of inflation with some acceleration in the third quarter (National Consumer Price Index: 32.3% in the nine-month period ended September 30, 2018). Additionally, the three-year accumulated inflation rate as of September 30, 2018 reached 137.4% and it is expected to continue to exceed 100% during the remainder of 2018. On the other hand, the macroeconomic events that have taken place in the country in recent months show that the country is complying with the qualitative factors under IAS 29 to consider Argentina as a hyperinflationary economy for accounting purposes. These factors, consequently, create the need to apply the restatement for inflation of the financial statements in the terms of IAS 29 for the reporting periods ended after July 1, 2018. Similar conclusions were reached by FACPCE, that issued Resolution No. 539/18 on September 29, 2018. In such Resolution, the FACPCE defines the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the restatement for inflation such as, the indexes to be used. This Resolution was approved, on October 10, 2018, by the CPCECABA through Resolution No. 107/2018. Likewise, the analysis of some international auditing firms and the IPTF memo of May 16, 2018, to which the Company’s Management had access, reached similar conclusions.

However, in the preparation of these unaudited consolidated financial as of September 30, 2018, the restatement criteria of the financial statements established in IAS 29 have not been applied, because the Argentine capital markets regulator (CNV) is not allowed to accept the presentation of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Company’s Management will continue monitoring the parliamentary progress of the Draft Law and the consequent declarations of the CNV, in relation to the restatement for inflation.

The inflation index to be used, pursuant to Resolution No. 539/18, will be determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, taking into consideration the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires as there were no IWPI measurements at national level for the months of November and December 2015. After January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indexes in the last three years and as of September 30, 2018 according to official statistics (INDEC) following the guidelines described in Resolution No. 539/18:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017	As of September 30, 2018

Variation in Prices
Annual / Period	17.2%	34.6%	24.7%	32.3% (a)
Accumulated 3 years	72.5%	102.2%	96.6%	137.4%

(a)          Nine-month period.

As of September 30, 2018, the restatement for inflation of the financial statements established in IAS 29 has not been applied. However, certain macroeconomic factors that affect the Company’s business have undergone significant changes in recent years. Such circumstances must be considered in the evaluation and interpretation of the financial position and the results presented by the Company in these unaudited consolidated financial statements. If the restatement for inflation is applied, an increase in the values of the non-monetary items is expected to limit their recoverable value with its effect on the deferred tax and an increase in our net equity, including the contributions of the owners. Likewise, with respect to the results, an increase in depreciation and amortization due to the effect of the restatement of non-monetary assets, mainly those related to ex Cablevisión business, and an improvement in financial results for the positive inflation exposure due to the excess of monetary liabilities over monetary assets, will impact on the line of income tax.

TELECOM ARGENTINA S.A.

NOTE 2 – REGULATORY FRAMEWORK

a) Regulatory Authority

The activities of the Company that provides Information and Communication Technologies Services (“ICT”) are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector.

Until the issuance of the LAD, which was published in the Official Gazette on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. (See “—Law No. 27,078—Argentine Digital Law” below). Subsequently, through the LAD it was created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the National Executive Power (PEN), which would act as the regulatory authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning Information and Communication Technologies (“ICT”) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

In relation to the exploitation of subscription broadcasting services by physical and/or radioelectric link that were originally awarded under the regime established by Law No. 22,285, the COMFER was the enforcement authority established by that law. Under Law No. 22,285, subscription broadcasting companies in Argentina required a non-exclusive license from the COMFER in order to operate. Other approvals were also required, including, for some services, authorization by municipal agencies.

The Audiovisual communication services Law (Law No. 26,522, “LSCA”) was passed and enacted on October 10, 2009. Law No. 26,522 provided for the replacement of the COMFER with the Audiovisual Communication Services Law Federal Enforcement Authority (“AFSCA”) as a decentralized and autarchic agency under the jurisdiction of the National Executive Branch, and vests the new agency with authority to enforce the law.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 (“DNU 267/15” published in the Official Gazette on January 4, 2016). The DNU substantially amends Laws LSCA and LAD and also creates the ENACOM as a new regulatory authority of those laws. The ENACOM replaces the AFTIC and AFSCA. This new Authority acts as an autonomous agency within the scope of the Ministry of Communications.

Subsequently, and from Decree No. 632 of August 11, 2017 the ENACOM was within the scope of the Ministry of Modernization. On September 5, 2018, the PEN issued Decrees No. 801 and 802 through which the Law on Ministries was modified again and the organizational structure of the Public Administration, and it is established that the Ministry of the Chief of the Cabinet replaces of the Ministry of Modernization and the ENACOM continues within the scope.

Núcleo, with operations in the Republic of Paraguay, is supervised by the CONATEL, the National Communications Commission of Paraguay and its subsidiary Personal Envíos is supervised by the Banco Central de la República del Paraguay.

Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Adesol is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is a related party of Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription broadcasting services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

TELECOM ARGENTINA S.A.

b) Licenses

✓           The Company, under the unique Argentina Digital license, currently provides the following services:

•                  Local fixed telephony,

•                  Public telephony,

•                  Domestic and international long-distance telephony,

•                  Domestic and international point-to-point link services,

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals and Internet access,

•                  STM, SRMC, PCS and SCMA. These services are also denominated Mobile Advanced Communications Services (“SCM”),

•                  SRS,

•                  SRCE.

Licenses for the provision of SCM services were originally granted to Personal and were transferred to Telecom since the Reorganization according to the terms of the ENACOM Resolution 4,545-E/2017. Such licenses have been granted to provide STM in the Northern Region of Argentina, SRMC in the AMBA area, the PCS service and the SCMA, throughout the national scope.

SRCE licenses and authorizations were transferred to the Company, within the framework of the merger with Cablevisión, pursuant to the terms of Resolution ENACOM 5,644-E/2017 (see point f) of this Note).

The Registry for the provision of Physical and/or Radioelectric Link Subscription Broadcasting and their respective area authorizations were transferred to the Company within the framework of the merger with pursuant to the terms of Resolution ENACOM 5,644-E/2017.

✓              Licenses to Telecom Argentina’s subsidiaries

Núcleo has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods. See Note 2.e), regarding the adjudication of the auction for 700 MHz band spectrum in Paraguay.

Personal Envíos, a company controlled by Núcleo, was authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Tuves Paraguay, a company controlled by Núcleo, has a license for the provision of telecommunications services and also the distribution of digital audio and television signals to homes, for the term of five years. The license was granted in March 2010 and renewed in March 2015 for a term of five years.

c) Regulatory framework of the services provides by the Company

Among the main rules that govern the services of the Company, it is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16.

•                  Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD.

•                  The Privatization Regulations that regulates the process.

•                  The Transfer Agreement.

•                  The Licenses for providing telecommunication services granted to the Company and the List of Conditions and their respective regulations.

•                  Law No. 22,285 and the different Bidding Terms and Conditions for the provision of Subscription Broadcasting Services during the term thereof.

On the other hand, the exploitation of physical and/or radioelectric link subscription broadcasting services licenses held by the Company, granted in due time under the regime of Law No. 22,285, are currently governed by the LAD, as from the issue of DNU No. 267/15.

The only service that could be considered under the purview of the LSCA is the registration of the signal METRO, as this signal is marketed to be broadcasted through other services that acquire it for such purpose, and therefore it has a registration number issued by ENACOM that must be renewed on an annual basis.

Likewise, the Company annually renews with the ENACOM its Certificate to operate as Advertising Agency, Direct Advertiser and Advertising Producer.

TELECOM ARGENTINA S.A.

✓              Law No. 27,078 – Argentine Digital Law (LAD)

Enacted in December 2014, the LAD maintained the single country-wide license scheme and individual registration of the services to be provided, but replaced the term telecommunications services for ICT Services.

The LAD incorporated several modifications to the regulatory framework in force as of December 19, 2014, as regards telecommunications, among those that stand out:

•                 the rule on prices and rates establishing that the licensees of ICT Services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin.

•                  the amendments as regards Universal Service.

•      the declaration of public interest the development of ICT and its associated resources in order to establish and ensure complete neutrality of networks and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

•                  the possibility that the licensees of the ICT Services can supply audiovisual communication services (including the licensees included in the restrictions of the LSCA, among which was Telecom), with the exception of those provided through satellite link, in which case, the corresponding license must be requested from the proper authority.

Law No. 19,798 Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Section 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the Decree that do not contradict the LAD will remain in effect during the time it takes to the regulatory authority to issue new licensing, interconnection services, universal service and spectrum regulations (see New Regulations in Note 2.f).

✓              Decree No. 267/15 – Amendments to the LAD

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, “ENACOM” was created as the regulatory authority applicable of these laws.

The main amendments to the LAD consist of:

•                  The incorporation of Broadcasting Services provided by subscription (physical or radioelectric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT Services license.

•                 Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, also states a 10 years extension from January 1, 2016, for the use of frequency spectrum to radioelectric link provided by subscription license holders.

•                 Decree No.267/15 replaced the LAD’s Section No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IPTV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, replaces Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services.

•                  In addition, shareholders of a 10% or more interest in companies that provide public services may not be holders of a subscription radio record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including the Company) who will be only able to provide the service after the expiration of the period specified therein.

Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws LSCA and LAD The Commission is responsible for the study of the reform of both laws under the principles set out herein.

TELECOM ARGENTINA S.A.

The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws LSCA and LAD.

As of the date of issuance of these unaudited consolidated financial statements, the elaboration of the draft reform of such laws is still pending.

Furthermore, the Decree provides that licenses transfers and interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. That licenses transfers and interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

Decree No. 267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD. Therefore, the following provisions have no longer effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT Services” license holders; and (ii) the regulatory authority power to regulate tariffs due to public interest reasons.

On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, it acquired the status of Law.

TELECOM ARGENTINA S.A.

It should be noted that pursuant to Section 21 of Decree No. 267/15 and until the enactment of a law that will unify the fee regime provided under Laws LSCA and LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA. Therefore, they shall not be subject to the investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of LAD.

✓              Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws LSCA and LAD. This Decree complements to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

•                 Fixing the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of LAD, for the protection of last-mile fixed of new generation networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of LAD.

•                 That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum.

•               That Operators included in section 94 of the LAD (among them, Telecom Argentina), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM (See Resolution E 5,641 E/ 2017 in Note 2.f)).

•                That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

•                 That for the purposes of the provisions of section 92 of LAD and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, Ministry of Communications shall ensure the following principles on interconnection matters:

a) until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the authority of application;

b) in accordance with section 46 of LAD, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months;

c) the National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

The temporary limitation provided in the previous paragraph shall not be enforceable in those cases in which mobile services are provided by cooperatives and small and medium-sized companies with exclusively regional coverage.

Mobile service providers shall freely enter into agreements to secure, among other issues, technical, economic, operational and legal conditions. Such agreements may not be discriminatory or may not establish technical conditions that prevent, delay or obstruct interconnection services.

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

TELECOM ARGENTINA S.A.

d) Universal Service Regulation

•                  Decree No. 764/00

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these accrued revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers must open an account at Banco de la Nación Argentina to deposit monthly the corresponding amounts. In August 2007, Resolution No. 2,713 of the former CNC was published, which provided details regarding the concepts that have been achieved and those that are deductible for the purpose of calculating the contribution obligation to the FFSU.

•                  Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00.

Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive auction.

The Decree required telecommunications service providers to contribute 1% of their total revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the SU Fund or for the development of new works of the SU, with the approval of the SC.

•                  Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the regulations of the SU issued by Decree No. 558/08. Among its provisions, the LAD provides for the creation of a new FFSU and that the investment contributions corresponding to the SU programs are managed through such fund, whose patrimony is the National State.

The licensees of ICT Services are obliged to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the regulatory authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

This law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the SU Fund of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the SU Fund created by the LAD in the conditions determined by the regulatory authority.

TELECOM ARGENTINA S.A.

The SU Funds shall be applied by means of specific programs defined by the regulatory authority who may entrust the execution of these plans directly to the entities included in Section 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

On September 10, 2015 Telecom Argentina and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the SU Fund contribution, regulated by Decree No. 558/08 and related provisions, are in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new SU Fund account reported through the Official Notice published by the AFTIC.

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and, in the case of Personal, the deposit did not imply explicit or implicit consent of the regulations issued by the LAD and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in Sections 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these unaudited consolidated financial statements, the Company has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016, in the context of the new disposals established by the LAD.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and are in force since January 1, 2017, being operationally implemented since March 2017.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Gazette. This Resolution amends the Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows deducting, until the regulatory authority expresses its opinion, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

•       SU Fund in Telecom Argentina in relation to its original license for the provision of the SBT

Several years after the market’s liberalization and the effectiveness of the SU regulations subsequently replaced by Decree No. 558/08 and by the LAD, incumbent operators have not received any set-offs for providing services as required by the SU regime.

As of the date of issuance of these unaudited consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, the Company has filed its monthly calculations since July 2007 which estimated a receivable of $3,364 (unaudited) being both the programs and the valuation methodology that originates this receivable, pending approval by the Regulatory Authority. This receivable has not yet been recorded as of September 30, 2018 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust as to compensate the incumbent operators.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately $3,188 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Section 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU Funds, pursuant to the terms of Section 2 of Decree No. 558/08.

TELECOM ARGENTINA S.A.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $1,147 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these unaudited consolidated financial statements the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution.

Although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has strong legal and de facto arguments to support the position of Telecom Argentina.

•       SU Fund in Telecom Argentina in relation to the SCM originated in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the SCM Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Section 3, of Resolution No. 80/07, or Section 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of issuance of these unaudited consolidated financial statements, this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

It cannot be assured that this issue would be favorably resolved in the administrative stage, or, later at a judicial stage.

•       FFSU – SU Fund in Telecom Argentina in relation to the services originated in Cablevisión

Cablevisión was not able to meet its contribution obligations during the period in which its license was revoked, but made the corresponding payment as soon as the revocation was declared null and void, for which no amount is owed by it on such account.

The Regulatory Authority has yet to decide on the approval of the Project submitted by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to meet the contribution obligation to the SU for the amounts accrued between January 2001 and the effective date of Decree No. 558/08.

TELECOM ARGENTINA S.A.

e)             Spectrum

SC Resolution No. 38/14

On October 31, 2014, the Public auction process approved by SC Resolution No. 38/14 for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) were carried out. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8 by Resolution SC N° 79/14 (SCMA) and Resolutions SC N °80/14, 81/14, 82/14 and 83/14 (PCS and SRMC).

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot No. 8. Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

The Auction Terms and Conditions also established demanding coverage and network deployment obligations, demanding significant investments by the Company.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority). Subsequently, in Decree No. 1,340/16, it was established that the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in such bands in the area of Area II (AMBA). On August 30, 2018, the Resolution of the Ministry of Modernization No. 528/2018 was issued, in which it was stated that on February 27, 2018, the effective migration of such services has been verified.

Regulations of Refarming with Financial Compensation and Shared Use of Frequencies

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias) and modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location.

On the other hand, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, for the provision of SCMA, and throughout ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, for the provision of SCMA in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), currently Telecom since the merger with Cablevisión S.A. –See Note 32, to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

•              Use frequencies between 905-915 MHz and 950-960 MHz in accordance with the provisions of ENACOM Resolution No. 1,033-E/17 and channels 7 to 10, and 7’ to 10’ in FDD mode, provided in the Annex of Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project approved by the Resolution.

•              Use frequencies between 2,550-2,560 MHz, and between 2,670-2,680 MHz exclusively for migrating users from pre-existing services, for a 2-year period, term in which it should additionally resolve the final destination of those users. Once the migration is completed, or the 2-year term expires, whichever occurs last, Nextel may use channels 11 and 12, and the corresponding 11’ and 12’ in FDD mode, provided in the Annex to Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project hereby approved.

The implementation of the Project is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service.

TELECOM ARGENTINA S.A.

ENACOM Resolution No. 3,687-E/17 call for the on-demand frequency allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Gazette on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode (20 MHz) and four (4) frequency channels in TDD mode (40 MHz) with a TDD channels trade option for a Lot of 10 MHz in FDD for two years extent if certain conditions are met, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution N° 1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that compose each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to Telefónica Móviles Argentina S.A., the frequencies included in Lot B were assigned to AMX Argentina S.A. and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other 13 areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately US$55.9 million. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

Spectrum in 700 MHz Band licenses (Paraguay)

On September 2017 the public consultation process was started for the auction of 700 MHZ band spectrum. The list of conditions was issued on October 30, 2017 and in December of the same year the prequalification of offerers was done being Núcleo one of the prequalified and having to pay a deposit of US$15 million in December 2017. The process finished on January 4, 2018 with the simultaneous auction of 7 sub-bands of 5 + 5 MHz each one, Núcleo was awarded with two of them for an amount of US$12 million for each sub-band subject to the compliance with certain conditions provided by CONATEL’s resolution.

On February 27, 2018 the auction’s price was cancelled for the remaining US$9 million in compliance with CONATEL’s resolution.

On March 6, 2018, by Resolution No. 375/2018, CONATEL decided to grant the license for the provision of “Cellular Mobile Telephony and Internet Access and Data Transmission Services” in the 700 MHz frequency band, with coverage national, for a period of 5 years, renewable for an equal period.

TELECOM ARGENTINA S.A.

f)                OTHER RELEVANT REGULATORY MATTERS

✓              ENACOM RESOLUTION NO. 5,641-E/17

Through this Resolution, published on December 22, 2017, the ENACOM decided:

•      To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have less than 80,000 inhabitants. To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of LAD to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have more than 80,000 inhabitants and where those services are rendered only by Cooperatives and Small-and-Medium Sized Companies.

•      To provide that in all those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, whatever the size of their population, where the Subscription Broadcasting Service by means of physical or radio-electric link is rendered by, at least, a licensee that has more than 700,000 subscribers nationwide, the Licensees mentioned in Section 94 of LAD may start providing services as from January 1, 2018.

•       The Licensees mentioned in Section 94 of LAD (among them, Telecom) that are authorized to provide Subscription Broadcasting Service by means of physical or radio-electric link pursuant to Section 2 of said law may not make an integrated offering to provide said service with the rest of the services that they are currently providing in those locations until January 1, 2019.

•       To provide that in those locations in Argentina where subscription broadcasting services by means of physical or radio-electric link are not provided, the Licensees mentioned in Section 94 of LAD may, as from January 1, 2018, request authorization to provide services in the respective coverage areas, subject to an evaluation by the ENACOM.

✓              GRID OF SIGNALS OF PHYSICAL AND/OR RADIOELECTRIC LINK BROADCASTING SERVICES

The General Rules approved by Resolution ENACOM No. 1,394/16 order providers of both types of services (physical and radio-electric link) to guarantee their compliance with a programming grid in each Coverage Area. The Company states that it complies with all the obligations set out under that Resolution.

Later, by means of Resolution No. 5,160/2017, the ENACOM provided that the inclusion of broadcast television signals within the coverage area by the holders of a physical or radioelectric link subscription television registry will be subject to the conditions agreed upon with the holder of the broadcast television service and its retransmission will be mandatory only if they are delivered by its holders free of charge. In addition, the Resolution sets forth that the retransmission of cable news signals will only be mandatory for 24-hour news signals provided that they broadcast live programming during 12 of those 24 hours.

✓         REGULATORY MATTERS IN URUGUAY

•                  Migration of services

Adesol S.A. is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is contractually related to Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription television services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

On January 11, 2018, Decree No. 387/017 dated December 28, 2017 was published in the Official Gazette. The Decree provides that all the subscription TV services provided through the Codified UHF system shall be migrated to the TDH Satellite system without it entailing any changes to the original authorizations to operate or in the rest of the conditions established in the respective licenses. Such authorizations shall not undergo any changes in the authorized service areas for 18 months.

On February 9, 2018, Bersabel S.A. and Visión Satelital S.A., two of the licensees contractually linked to Adesol who use UHF systems coded for the provision of their services, submitted to the URSEC the migration plan relating to their subscribers. In view of the foregoing, as well as the contractual relationship that binds Adesol to the provision of said services, the Company’s subsidiary is, at the closing date of these unaudited consolidated financial statements, executing the technical plan for migration presented.

TELECOM ARGENTINA S.A.

•                  Audiovisual Communications Law of Uruguay

On January 14, 2015, Law No. 19,307 was published in the Official Gazette of the Republic of Uruguay, which regulates the provision of radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of such law provides that the Executive Branch shall issue the implementing regulations for this law within a 120-day term as from the day following the publication of this law in the Official Gazette. As of the date of these consolidated unaudited financial statements, only Decree No. 45/015 has been issued, and the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law sets forth that an individual or legal entity cannot be allocated the full or partial ownership of more than six authorizations or licenses to provide television services to subscribers in the national territory of the Oriental Republic of Uruguay, which limit is reduced to three if one of the authorizations or licenses includes the district of Montevideo. Section 189 of this law sets forth that should such limits be exceeded as of the coming into force of the Law, the owners of those audiovisual communication services shall have to transfer the necessary authorizations or licenses so as not to exceed such limits within a term of 4 years as from the coming into effect of the Audiovisual Communications Law.

The subsidiary Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider if the decisions to be issued by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. As of April 7, 2016, 28 unconstitutionality claims had been brought against the above-mentioned law. As of the date of these financial statements, the Supreme Court of Uruguay has issued 28 decisions, whereby it declared the unconstitutionality of Section 39 subsection 3, Section 55, Section 56 subsection 1, Section 60 paragraph C, Section 98 subsection 2, Section 117 subsection 2, Section 143 and Section 149 subsection 2 of Law No. 19,307. It should be noted that in some of these judgments the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

✓         NEW GENERAL RULES

New General Rules Governing ICT Services Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT Services Licenses. This Resolution repealed the General Rules approved through Annex I of Decree No. 764/2000, as from the date it became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect). The Company has made presentations appealing to some aspects of this Resolution.

New General Rules Governing ICT Services Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Services Customers. This Resolution became effective on March 5, 2018, repealing SC Resolutions No.490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, as applicable, until the enactment of the penalty regime provided under Section 63 of LAD. Such New General Rules repeal the current general rules governing mobile and basic telephony services customers, thus becoming the only general rules that govern ICT services customers, including Internet access services and subscription broadcasting services.

The Company has made a presentation to the Ministry of Modernization in relation to some disposals that affect their rights in the marketing of services under their responsibility (such as the 180-day period during which prepaid credit can be used, Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality).

TELECOM ARGENTINA S.A.

Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. 203/2018, whereby it approved the new General Rules Governing Number Portability, including fix telephony services, and approves the schedule of implementation of such services. This Resolution repeals Resolutions N° SC 98/2010, SC 67/2011 y SC 21/2013 and Resolution MINCOM E 170/2017, and its supplementing regulations. The Company is evaluating the impact of the new regulations issued in relation to the implementation of number portability for fixed telephony services reached by the standard. Through Resolution No. 401/2018, published on July 11, 2018, the Ministry of Modernization decided to extend for ninety (90) business days the term for the implementation of “Stage 1” provided under the implementation schedule for fixed telephony service number portability. Said Resolution also provided that the ENACOM shall determine the way in which the Committee on Number Portability will be constituted and implemented.

Through Resolution No. 4,950/18 of August 14, 2018, the Board of the ENACOM decided to delegate to the owner of the first operational level of the National Directorate of Planning and Convergence of that Agency, the powers to: (i) approve the Processes and Technical and Operational Specifications of the Number Portability, (ii) approve the specification model for the selection of the Administrator of the Contract Database to be held between the Portable Service Providers and the Database Administrator and propose the modifications pertinent to the Committee on Number Portability, (iii) intervene with binding character in the procedure of contracting the Administrator of the Database.

This Resolution also provided that the Committee on Number Portability shall be composed of two representatives, a holder and an alternate, and approved the work schedule in order to carry out the correct implementation of the Number Portability.

Regulations Regarding New Interconnections and Accesses

On May 18, 2018, the Resolution No. 286/18 of the Ministry of Modernization was published in the Official Gazette, approving the new interconnection and access regulations, effective as of July 3, 2018, repealing the one approved by Decree 764/00.

According to the new Regulation, the terms, conditions and prices of Interconnection and Access may be freely set by the parties. These agreements cannot be discriminatory or set technical conditions that prevent, delay or hinder interconnection. Notwithstanding the foregoing, within 60 working days from the effective date, ENACOM will set provisional interconnection charges, in accordance with the provisions of Decree 1,340/16.

In addition, ICT service providers will be obliged to provide interconnection at the request of another ICT service provider, under technical and economic conditions no less favorable than those granted to themselves or to third parties. Also, the same quality of services as the one provided must be guaranteed.

Transparency in compensation must be guaranteed and ICT Providers of Services must not pay for functions or services that they do not need for the provision of their services.

Finally, the following are considered Essential Facilities: a) Origination or Local Termination; b) Co-location; c) Local Transit Service; d) Port; e) Signaling Function; f) Loop and Local Customer Sub-loop; g) the Transportation Service (LD), when there is no substitute offer for contracting; and h) any other function or network element that the authority determines as such, ex officio or at the request of a party. These facilities must be provided separately and respecting the charges that the authority establishes. For this purpose, ENACOM will establish reference values, which will function as maximum values, and lower values, which may be agreed between the parties.

From the entry into force of the regulation, on July 4, 2018, Telecom will have a period of 90 business days to present the Reference Offer to ENACOM. The ENACOM may observe it, requesting its correction, before registering it. Once registered, Telecom will have 180 consecutive days to renegotiate and adapt its current interconnection agreements, present them to the ENACOM and to make it public.

On August 14, 2018, ENACOM issued Resolution No. 4,952/18, establishing a provisional charge equivalent to US$0.0108 per minute of communication, without considering the different taxes and charges that may be applicable for the origination services or local termination in the mobile communications service networks. Likewise, it is established that for the purposes of applying the fixed charge, the unit of measurement will be the second.

As of the date of issuance of these unaudited consolidated financial statements, the determination of the termination charge in fixed service networks is still pending.

TELECOM ARGENTINA S.A.

•                  Public consultation procedure on Infrastructure Sharing

Through Resolution of the Secretariat of Information and Communication Technologies (“SETIC”) No. 18/2018 of August 24, 2018, it was declared the opening of the procedure provided for in Article 44 and following of the General Rules of Public Hearings and Consultation Documents for Communications, regarding the document “Public Consultation on Infrastructure Sharing”. On October 8, 2018, Telecom presented its opinions and observations on the document in consultation.

✓         DECREE NO. 1,060/2017 - DEVELOPMENT OF MOBILE COMMUNICATION SERVICES NETWORKS

This Decree, published in the Official Gazette on December 21, 2017, provides for the facilitation of the development of mobile communication services networks, establishing, among other provisions, that the jurisdictions and agencies comprised in subsections a) and b) of Section 8 of Law No. 24,156 shall ensure TIC services, communication and independent operators of passive infrastructure multiple or shared access, for consideration, to passive infrastructures for the deployment of networks under neutral, unbiased, transparent, fair and non-discriminatory conditions, without the possibility of granting any exclusiveness or preference whatsoever, in fact or in law, provided that such access does not compromise the continuity and security of the services provided by its holder.

The Decree also provides that:

1) The Ministry of Modernization:

a.            shall issue comprehensive general rules with supplementary regulations for infrastructure sharing;

b.          shall develop, within a term of 180 days, a multi-year spectrum plan in order to maximize and increase the radioelectric resources for the deployment of next-generation mobile networks and SCM in order to support traffic growth and improve service quality;

c.            shall issue supplementary or clarifying regulations relating to Section 29 of LAD, establishing efficient procedures and avoiding distortions in competition;

d.        shall identify radioelectric spectrum frequency bands for the development of new services and wireless applications and issue regulations allowing for their shared and unauthorized use.

2) It shall substitute Section 3 of Decree No. 798 dated June 21, 2016 with the following:
“SECTION 3.- Mobile communications service (SCM, for its Spanish acronym) is defined as wireless telecommunications service with multiple capabilities which, irrespective of its operating frequency, through the use of mobile network architectures and the use of digital access technology, supports low and high user mobility, allows for the interoperability with other fixed and mobile networks for worldwide roaming. Includes the STM, SRMC, PCS and SCMA and their technological evolution”.

3) The frequencies that are allocated and authorized to SRCE may only be used to provide those services. The ENACOM may allocate frequencies to provide SCM and demand the return of the frequencies and migration of services pursuant to Section 28 and 30 of LAD, and its regulations, or, at the request of the interested party, apply Section 4, subsection b) of Decree No. 1,340 dated December 30, 2016, and its regulations, establishing an economic compensation in favor of the National Government.

4) SBT licensees may provide this service through the use of radioelectric spectrum frequencies using those allocated for the provision of 4G mobile services, notwithstanding the provision of fixed telephone service pursuant to Section 2, subsection a) of the PCS General Rules approved as an annex to Section 1 of Decree No. 266 dated March 10, 1998, through the execution of agreements with the licensees of those frequencies, which shall be reported to the ENACOM.

5) Delegate on the Ministry of Modernization the power to issue the penalty rules provided under Section 63 of LAD, which shall repeal the current rules approved under Decree No. 1,185 dated June 22, 1990, as amended and supplemented.

TELECOM ARGENTINA S.A.

✓     REGISTRATIONS AND AUTHORIZATIONS TO USE THE SPECTRUM THAT ARE NOW HELD BY THE COMPANY AS A RESULT OF CORPORATE REORGANIZATIONS OF TELECOM GROUP AND MERGER BY ABSORTION OF CABLEVISION (NOTES 4.f) AND 4.a) RESPECTIVELY):

1)             Personal:

On November 24, 2017, Telecom Argentina and Personal were served with ENACOM Resolution No. 4,545-E/2017, whereby that agency decided:

(i) to authorize Telecom Personal to transfer in favor of Telecom Argentina the registrations of Mobile Telephone Services, Cellular Mobile Radiocommunications Services; Personal Communications Services Area I, II, III, and Mobile Advanced Communications Services, as well as the resources, permits and frequencies granted in its name;

(ii) to revoke the licenses granted to Personal to render Data Transmission, Value Added and National and International Long-Distance Telephone Services;

(iii) to authorize the transaction reported by Telecom whereby the controlling companies Sofora Telecomunicaciones S.A. and Nortel Inversora S.A. are dissolved without liquidation pursuant to the Bidding Terms and Conditions approved under Decree No. 62/1990.

2)             Cablevisión:

On December 22, 2017, Telecom Argentina and Cablevisión S.A. were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión S.A. to transfer in favor of Telecom Argentina:

(i)                                     The Registration of physical and/or radioelectric link broadcasting services, including the permits/frequencies required to provide radioelectric link broadcasting services, as well as the area authorizations to provide those services (via physical and radioelectric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided;

(ii)                                  The SRCE; and

(iii)                               The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión S.A., pursuant to effective regulations, and the agreement executed by Nextel on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión S.A., shall, within a term of two years as from the date on which the merger is approved by the CNDC and the ENACOM or any agency that may substitute them in the future, return the radioelectric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, the Company shall file with the ENACOM, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution, the ENACOM authorized the change of corporate control, pursuant to Section 33 of the LGS, in Telecom Argentina once the merger became effective and the shareholders agreement dated July 7, 2017 became effective in its entirety, as a result of which CVH became the controlling company of Telecom Argentina as surviving company of Cablevisión.

Such Resolution approved:

Law of audiovisual communications

(i)            The relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión S.A. (People Notice service, Community Repeater, Public Telephony, Location of Vehicles and Alarm by radioelectric link and by Telecom (Community Repeater); and

(ii)           The revocation of the licenses and registrations granted to Cablevisión S.A., now held by Telecom.

TELECOM ARGENTINA S.A.

In addition, the Resolution provides that:

(i)                                    Telecom shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radioelectric link subscription television service, transcribed below:

a.   The Company shall create a business unit to provide the audiovisual communication service and manage it separately from the public utility business unit;

b.   It shall keep separate accounting records and bill the licensed services separately;

c.     It shall not conduct anti-competitive practices such as tie-in practices and cross subsidies with funds from public utilities to licensed services;

d.    It shall provide - when requested- to the competitors in licensed services access to its own support infrastructure, especially, posts, masts and ducts under market conditions. In the absence of agreement between the parties, the ENACOM shall intervene;

e.    It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the ENACOM to the distribution of contents from independent third parties; and

f.     It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

(ii)                                  Telecom is declared to be an operator with a significant position in the retail market of Fixed Internet Access market in the locations detailed in the Report prepared by the National Directorate for the Development of Competition in Networks and Services of the ENACOM. As a result, it decided that:

a.             Telecom shall, within 60 days as from the date the Resolution was issued, offer the Fixed Internet Access service in those locations at a price that may not be higher than the lowest price offered by the company in Area II for that service. If a similar service is not provided in that Area, it shall apply the lowest price offered at national level by the licensee for a similar service.

b.             Telecom shall, within 60 days as from the date the Resolution was issued, report to the ENACOM and publish in its institutional website all the business plans, promotions and discounts for the Retail Internet Access service. Telecom shall ensure to other providers, under transparent, non-discriminatory and cost-oriented conditions, access to its own support infrastructure, especially, posts, masts and ducts.

As of the date of issuance of these unaudited consolidated financial statements, the Company has complied with such provisions.

All the provisions mentioned above shall be in effect for a term of 2 years as from the notice of the authorization granted by ENACOM, or until it has been verified that there is effective competition in all or in some of the locations involved. The ENACOM may extend or revoke that term.

With regard to the provision of Quadruple Play services, Section 7 of Decree No. 1,340 shall apply:

SECTION 7 - The providers of Information Technology and Communications Services that make joint service offerings shall detail the price of each of those services, including the breakdown of those prices and discounts or benefits applied to each service or product for the above-mentioned offerings. Pursuant to Section 2, subsection i) of Law No. 25,156 and to Section 1,099 of the Civil and Commercial Code of Argentina, those providers may not subject, in any way and under any condition, the purchase of any service to the purchase of another service, thus preventing the customer from purchasing any service separately or individually.

Finally, the Company shall file, within a term of 180 days, proof of the registration of the change of authorities in Cablevisión Holding S.A.

On June 29, 2018, the Secretary of Commerce issued Resolution No. 374/2018, whereby it authorized the merger transaction in the terms of paragraph a) of Article 13 of Law No. 25,156. (For more information, see Note 4.a).

✓        “ENACOM RESOLUTIONS NO. 840/18, NO. 1,196/18 AND NO. 4,353/18 – NEW REGIME FOR RADIOELECTRIC SPECTRUM FEES”

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

TELECOM ARGENTINA S.A.

In accordance with the provisions of Resolution 4,353/18, published in the Official Gazette on May 24, 2018, the new Regime for Radio-electric Rights and Tariffs will not have an impact until August 31, 2018. This Resolution suspends the effects of Resolutions No. 840/18 and No. 1,196/18, from its publication until August 31, 2018. During this period, the Radioelectric Rights corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) that are accrued will be paid in accordance with the regime prior to the one established by Resolutions No. 840/18 and No. 1,196/18. The affidavits corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA), which expire in the months of April and May 2018, that had not been prepared in accordance with the provisions of Resolution ENACOM No. 840/2018, must be submitted rectified and pay the resulting differences on October 10, 2018.

As of the date of issuance of these unaudited consolidated financial statements Telecom has submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May), and has paid (under protest) the respective amounts. It has also complied with the presentation and payment (under protest) of the affidavits for the month of September 2018 (due on October 10).

✓             BUY ARGENTINE ACT

According to the provisions of Article 1 of Law No. 27,437, which is regulated by Decree No.800/2018 and Resolution No. 91/2018 of the Secretariat of Industry, Telecom Argentina - as a public fixed telephone service licensee - and their respective direct subcontractors, in the procurement of provisions and public works and services shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 15% when the offering of the good or services is carried out by companies qualified as Micro and SME, and 8% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include current import duties and taxes and all expenses required for its nationalization.

On the other hand, in the event of comparing prices between offers that are not of national origin, or if there are national offers, if they have been declared underestimated or ineligible, a margin of preference of one percent (1%) every 5 (five) percentage points of local integration on the gross value of production of the goods reached will be granted, up to a maximum margin of preference of eight percent (8%), according to the calculation criteria of Article 3 of Resolution No. 91/2018 of the Secretariat of Industry.

Article 5 of the mentioned law establishes that a good is of national origin when it has been produced or extracted in Argentina, provided that the cost of imported raw materials, inputs or imported materials does not exceed forty percent (40%) of its gross value of production.

The aforementioned law establishes that the contracting parties must announce the publication of the future contract whose amount is within the range of $1,300,000 and $5,000,000, which must be disseminated on the the National Contracting Office (“NCO”) website with an advance not less than 5 (five) business days from the deadline for receipt of bids for the contract and when the amount exceeds $5,000,000 they must be published in the Official Gazette and the NCO for a period of 2 business days with a minimum of 20 (twenty) days in advance of the deadline for receiving offers, computed from the day following the last publication (Article No. 19 of Decree No. 800/2018 and Article No. 10 of the Secretariat of Industry Resolution No. 91/2018), so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender.

Relating to services acquisitions, Law No. 18,875 applies, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

Additionally, Resolution No. 2,350/04 of the former CNC, approves the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act.

The regulatory body establishes economic, administrative and criminal sanctions for the alleged breach of the obligations of Buy Argentine Act.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions, investment of time in the assembly of the required presentations with respect to the obligation to inform the annual investment plan as well as the semiannual affidavits of compliance of the Buy Argentine Act and associated administrative expenses.

TELECOM ARGENTINA S.A.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

a)           Going Concern

The unaudited consolidated financial statements as of September 30, 2018 and 2017 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)          Foreign Currency Translation

Items included in the unaudited financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The unaudited consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The unaudited financial statements of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the period. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the unaudited consolidated financial statements are translated at the average exchange rates for each period.

c)           Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Debt financial costs and Other financial results, net as Foreign currency exchange.

d)          Consolidation

These unaudited consolidated financial statements include the consolidation of the assets, liabilities, results and cash flows of Telecom Argentina and its subsidiaries, as well as the consolidation in its financial statements of the assets, liabilities and results under joint control, according to the percentage of interest in the arrangements of the companies and joint ventures (“Interests in joint operations,” point d.2) jointly controlled by it; and, the interest owned by the Company in associates is recognized in one item (companies in which it exercises significant influence, see d.3) Investments in Associates.) The unaudited consolidated financial statements include the structured entities with the specifications mentioned in point d.4).

d.1) Control

Control exists when the investor has substantive power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of returns. Subsidiaries are fully consolidated from the date on which control is transferred to the controlling company. They should be deconsolidated from the date that control ceases.

In the preparation of these unaudited consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated subsidiaries are consolidated on a line-by-line basis. Non-controlling interests in the equity and in the profit (loss) for the period are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the unaudited consolidated income statement and in the unaudited consolidated statement of comprehensive income.

All intercompany accounts and transactions between companies of Telecom´s Group have been eliminated in the preparation of these unaudited consolidated financial statements.

Financial statements of controlled companies are for the same period and has the same closing date of the parent’s financial statements and are made using the same accounting policies of the Company.

Note 1.a) details the most significant consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes as of September 30, 2018.

TELECOM ARGENTINA S.A.

The Company considers transactions with non-controlling companies that do not result in a loss of control as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests is adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in equity under a specific reserve in the equity attributed to the parent company.

d.2) Interests in Joint Operations

A joint operation is a contractual arrangement whereby a company and other parties undertake an economic activity that is subject to joint control, i.e., when the financial strategy and the operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the cases of joint business arrangements executed through Uniones Transitorias de Empresas (“UTE”), considered joint operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis the assets, liabilities and net income subject to joint control in proportion to its share in such arrangements. Telecom, upon absorbing the operations of Cablevisión, holds a 50% share in the UTE Ertach – Cablevisión.

The UTE Ertach – Cablevisión is engaged in the provision of data transmission services and the order channels required to integrate the provincial public administration agencies and the municipal agencies in a single data communication provincial network.

The UTE Ertach – Cablevisión was created in April 2005 by the Board of Directors of Prima (absorbed by Cablevisión in 2016) and currently has an agreement, with the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires. Which was approved under Decree No. 2017-166-E-GDEBA-GPBA issued by the Governor of the Province of Buenos Aires, provides for the data transmission services for the Single Provincial Data Communication Network implemented under the original Bid for a term of 24 months since May 1, 2017.

d.3) Investments in Associates

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by equity holdings of between 20% and 50% of voting rights.

The associates’ net income and the assets and liabilities are disclosed in the unaudited financial statements using the equity method. Under the equity method, the investment in an associate is initially recorded at cost and the book value will be increased or decreased to recognize the investor’s share in the statement of income for the period or in other comprehensive income obtained by the associate, after the acquisition date. The distributions received from the associate will reduce the book value of the investment.

The Company’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. Goodwill is the excess of the acquisition cost over the Company’s share in the net fair value of the associate’s identifiable assets and liabilities (including contingent ones) measured at the acquisition date. Goodwill is included in the book value of the investment and tested for impairment as part of the investment.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and the associates are eliminated considering the Company’s interest held in the associates.

If necessary, adjustments are made, to the associates’ financial statements so that their accounting policies are in line with those used by the Company.

When the Company ceases to have significant influence, any interest retained in the entity is re-measured to its fair value at the date when influence is lost, and the change in the book value is recognized in the statement of income. The fair value is the initial amount for the purposes of its subsequent accounting of the interest retained as associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. Consequently, the amounts previously recognized in Other Comprehensive Income may be reclassified to income statement.

TELECOM ARGENTINA S.A.

d.4) Consolidation of structured entities

The Company, through one of its subsidiaries, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. In accordance with IFRS 10 “Consolidated Financial Statements”, these unaudited consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

Call Option Agreement of Adesol

On December 22, 2016, Adesol S.A. entered into a call option agreement (the “Call Option Agreement”) with the majority shareholder of the special purpose entities, whereby, Adesol has the right to exercise, until December 31, 2021, the irrevocable call option on the shares of those companies (the “Call Option”). If it exercises the Call Option, the purchase price has been preliminarily established in the amount of pesos 127,600,002, subject to an eventual adjustment in case certain circumstances provided under the Call Option Agreement occur.

In addition to the execution of the Call Option Agreement, Adesol S.A. paid to the grantor of the call option an option premium the amount of pesos 44,660,000. If Adesol S.A. does not exercise the Call Option, the seller shall irrevocably retain the amount paid by Adesol S.A., and the agreement will be terminated.

If it exercises the Call Option, the assignment, sale and transfer of the shares to Adesol shall be subject, as condition precedent, to the approval by the Communication Services Regulatory Agency of the Republic of Uruguay.

In addition, on December 28, 2017, the parties executed an amendment to the Option Agreement and the Seller sent a notice to Adesol, whereby: (i) the Call Option Period was extended for two additional years, thus the expiration date is December 31, 2023; (ii) the Purchase Price of the Shares was set precisely and definitively USD 5,011,747 and pesos 44,660,000; (iii) Adesol undertook to pay, within ten (10) business days as from December 30, 2017, a Supplement to the Option Premium in the amount of USD 4,500,000; and (iv) in the event that Adesol S.A. has paid the Seller the Supplement to the Option Premium and Adesol S.A. does not exercise the Call Option within the Call Option Period, the Seller undertakes to return to Adesol S.A., within ten business days as from the expiration of the Call Option Period, the amount of USD 2,500,000 received as partial payment of the Supplement to the Call Option Premium. In view of the above, on January 16, 2018, Adesol S.A. paid to the Seller the Supplement to the Call Option Premium. Such amount was allocated under “Other deferred” in the statement of changes in equity and amounts to $91 at the exchange rate prevailing at the time of its payment.

d.5) Business Combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value (on the date of exchange) of the assets given, the liabilities incurred or assumed, and the equity instruments issued by the Company in exchange for the control of the acquired company. The costs related to the acquisition are expensed as incurred.

The consideration for the acquisition, if any, includes any asset or liability arising from a contingent consideration arrangement, measured at fair value at the acquisition date. Subsequent changes to such fair value, identified during the measurement period, are adjusted against the acquisition cost.

The identifiable assets, liabilities and contingent liabilities of the acquired company that meet the conditions for recognition under IFRS 3 are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess of the acquisition cost over the Company’s share in the net fair value of the subsidiary’s or associate’s identifiable assets, liabilities and contingent liabilities measured at the acquisition date is recognized as goodwill. Any excess of the Company’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in the income statement.

The acquisition cost comprises the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree, if any.

The Company initially recognizes any non-controlling interest as per its share in the amounts recognized for the net identifiable assets of the acquired company.

TELECOM ARGENTINA S.A.

Specific matters relating to the merger between Telecom Argentina and Cablevisión

Taking into consideration the information disclosed under Note 1.c), the merger between Telecom Argentina and Cablevisión is recognized as a reverse acquisition. Consequently, the assets and liabilities of Cablevisión S.A. were recognized and measured in the unaudited financial statements at book value before the merger, while the identifiable assets and liabilities of Telecom Argentina S.A. were recognized at fair value as of the effective date of the merger (January 1, 2018). The goodwill obtained under the acquisition method was measured as the excess of the fair value of the consideration paid over the fair value of the net identifiable assets and liabilities of Telecom Argentina S.A. The retained earnings and other balances of shareholders’ equity recognized in the unaudited financial statements of the combined entity correspond to the sum of the respective balances of the individual financial statements of Telecom Argentina S.A. and Cablevisión S.A. immediately before the Merger, without considering Other Comprehensive Income neither the Cost from the increase in the interest held in the companies controlled by Telecom Argentina S.A., as approved by the shareholders at the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and the Extraordinary Shareholders’ Meeting of Cablevisión held on August 31, 2017. In addition, share capital of Telecom was maintained as of before the merger and then the shares of Telecom issued according to the exchange ratio were added to the Capital Stock of Telecom before the merger, and recorded the contribution surplus as mentioned in following paragraphs.

Due to the fact that the Merger between Telecom and Cablevisión was a business combination carried out through an exchange of interests in equity, the consideration was determined based on the fair value of the shares of Telecom as of the effective date of the merger. The consideration amounted to $131,699, calculated based on a) the market price of the ADR of Telecom on the New York Stock Exchange (NYSE) on the last business day before the effective date of the transaction (January 1, 2018) of USD 36.63 per ADR and b) the equivalent outstanding ADR (193,831,921) as of the effective date, translated to pesos at the exchange rate prevailing on December 29, 2017, (last market day of 2017).

Pursuant to IFRS 3, the acquired net identifiable assets were measured at fair value, which estimated value amounted to $73,372. Of this amount, $1,326 corresponded to the non-controlling interest (valued as the proportionate share in the recognised amounts of the acquiree’s identifiable net assets), measuring the net identifiable assets under the equity method. The allocation of the purchase price of the acquired net assets attributable to controlling shareholders generated a goodwill with an estimated value of $59,653.

In addition, the Company will disclose the new capital stock and generate the corresponding merger contribution surplus for $109,469 which will reflect mainly the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina before the effective date of the Merger.

The total fair value of the most important items transferred and the main adjustments to the book value as a result of the purchase price allocation are detailed below:

-    The total fair value of the item Property, plant and equipment amounts to $62,747. $34,209 was the fair value adjustment allocated to Property, plant and equipment based on the comparative market analysis for buildings and automobiles, and the adjusted estimated replacement cost to reflect the deterioration due to use of the telecommunications fixed assets;

-    The total value of the item Intangible Assets measured at fair value amounts to $40,186. $33,175 was the fair value adjustment allocated to Intangible Assets corresponding mainly to the amount paid in excess of the book value of Licenses (for $14,933) under the comparative market value method, customer relationship (for $9,280) under the discounted cash flows method and Brands (for $8,825) based on royalties on gross revenues.

The total value of the item Deferred income tax liabilities amounts to $16,739 (net of deferred income tax assets of $2.) Deferred income tax liabilities were recognized in the amount of $17,234 (of which $624 were offset with deferred income tax assets), using a rate between 25% and 30% on the temporary differences of the adjustments incorporated, taking into consideration the estimated time of reversal of each difference.

For detailed quantitative information, see Note 4.a to these unaudited consolidated financial statements.

The figures disclosed represent the best estimate made by the Company based on information available to date. If the Company obtains new information about the events and circumstances existing on the date of acquisition, it will introduce changes reassessing the fair value of the net assets already identified and/or identifying any additional assets or liabilities during the measurement period, which will not exceed one year as from the date of acquisition as provided under paragraph 45 of IFRS 3.

TELECOM ARGENTINA S.A.

d.6) Accounting treatment for the acquisition of the remaining shareholding (30%) of the subsidiary CV Berazategui

On April 4, 2018, the Company acquired shares representing 30% of the capital stock and votes of CV Berazategui for a total amount of US$ 8,968,000 (US Dollars Eight million nine hundred sixty-eight thousand), equivalent to $181 at the date of the transaction.

The remaining 70% of the capital stock and votes of CV Berazategui are owned by Pem, a company controlled by Telecom Argentina.

This operation represents a transaction between the controlling and non-controlling shareholders in the consolidated financial statements. For this reason, the non-controlling interest of $5, which represents 30% of the equity value of CV Berazategui, was adjusted and the difference between the purchase price of $181 and the non-controlling interest was recorded in “Other deferred” within Net Equity attributable to controlling shareholders as of September 30, 2018, in accordance with IFRS 10.

e)           Revenues

Revenues are recognized to the extent the sales agreement has commercial substance, provided it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Actual results may differ from these estimates.

Revenues are stated net of discounts and returns (such as handset returns). The Company discloses its revenues into two large groups: Services and equipment. Revenues from services are recognized over the time services are rendered to the customers. Revenues from sales of equipment are recognized at the point in time when the control is transferred and the performance obligation is performed.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own.

The sale prices identified in the different sales transactions are net prices of discounts (list price less discounts or bonifications if applicable). In those cases in which the payment is delayed over time, as for example in construction contracts, the effect of the time value of money must be withdrawn.

Financed sales are recognized at the value of future income discounted at a market rate assessed at the beginning of the transaction.

The main performance obligations of the Telecom Group are the following:

-                   Mobile Services

Telecom Group provides mobile services in Argentina and Paraguay through wireless networks. In addition, it provides IDEN telephony services.

Services revenues consist of monthly basic fees, airtime usage charges, roaming, TLRD, CPP charges (as from October 1 these charges will be no longer recognized as CPP and will be recognized as a call termination charge), charges for VAS (among them, call waiting, voicemail, SMS and multimedia) and other services.

Basic fees are generally billed monthly in advance, disclosed net of trade receivables until services are rendered.

Revenues from the sale of prepaid calling cards are recognized in the period during which traffic is used, or when the card expires, whichever occurs first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Other liabilities.

Revenues from sales of mobile equipment consist mainly of the sale of handsets to customers, own agents and other distributors.

Generally, in cases of combined sales, the handset is sold with a discount in the price, but not when the handset is sold separately. In connection with mobile telephony service, it is generally offered at the same selling price, without any discount in case it is offered together with a handset. In those cases of combined sales, IFRS 15 (Revenue from Contracts with Customers), adopted by Telecom as from January 1, 2018, requires to allocate the selling price to each performance obligation according to its proportional standalone selling price for the agreed-upon stipulated contractual term.

TELECOM ARGENTINA S.A.

Taking into consideration that the customer pays for the handset the price net of the discount and that, under the application of the method detailed in the previous paragraph, the discount applied to the handset is assigned between handset sale revenues and service revenues, a contractual asset will be initially recognized. The contract of individuals is a contract for an indeterminate period which minimum is one month of service and the payment of the handset is net of discounts. In such cases, the contractual asset will be reversed within a period of one month. In the case of large customers, the contractual asset will decrease to the extent service revenues are recognized, and will be fully derecognized in the 24th month, that is the stipulated contractual term for this type of customers. The method used provides a faithful representation of the transfer of goods or services in mobile services contracts in which more than one good or service is offered.

-                   Internet Services

Internet revenues mainly consist of monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet services (mainly high-speed subscriptions - broadband).

Non-refundable up-front connection fees (revenues at a point in time), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefined period contracts, over the average period of the customer relationship.

-                   Cable Television Services

Cable Television Services comprise the operation of cable television networks installed in different locations of Argentina and Uruguay. In addition, Tuves holds a license for the provision of DATH services in Paraguay.

Cable television basic fees are billed in advance and are recognized as revenues when services are provided.

Revenues from the installation (one-time revenues) non-refundable of these services are deferred and charged to income over the average term during which clients maintain their subscription to the service.

-                   Fixed Telephony and Data services

Domestic fixed telephony services revenues mainly consist of monthly basic fees, measured service and monthly fees for additional services (among others, call waiting, itemized billing and voicemail).

Basic fees are generally billed monthly in advance, disclosed net of trade receivables, and are recognized as revenues when services are provided.

Non-refundable up-front connection fees for fixed telephony and data services (one-time revenues), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship.

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). This method provides a faithful representation of the transfer of assets in construction contracts, given that revenues are recognized to the extent of the progress of the construction. When the outcome of a construction contract can be estimated reliably, the revenues and costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenues, the expected losses are immediately recognized as expenses. When the outcome of a construction contract cannot be estimated reliably, contract revenues are recognized only to the extent that the costs incurred are likely to be recovered.

As of September 30, 2018 revenues from construction contracts were recognized for $139 and cost of construction contracts were recognized for $106. In relation to construction contracts; $296 of deferred revenues and $408 of inventories were recognized as of September 30, 2018.

TELECOM ARGENTINA S.A.

f)              Financial Instruments

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the unaudited financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

f.1) Financial Assets

Upon initial recognition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of:

(a) the Company’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and Cash Equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Gains and losses are included in Other Financial Results, net - Interest and Gains on investments.

The Company has investments in Government Bonds that depending on the business model established by the Company´s Management were valued at amortized cost or at fair value.

Trade and Other Receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

As mentioned in section e) Revenues, in accordance with IFRS 15 contractual assets, either current or non-current, are initially recognized at fair value and subsequently measured at amortized cost, less allowances for doubtful accounts, if any.

Investments

Government Bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, Bonds may be valued at amortized cost or at fair value and its results are recognized under Other Financial Results, net - Interest and Gains on other investments.

Time deposits are valued at amortized cost.

Investments in mutual funds are carried at fair value. Gains and losses are included in Other Financial Results, net - Interest and Gains on investments.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gain (loss).

Other investments in Government Bonds are valued at fair value.

The 2003 telecommunications fund is recorded at fair value.

TELECOM ARGENTINA S.A.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), the Company estimates the expected losses to be generated by the assets, with an early recognition of a provision, pursuant to IFRS 9.

With regard to trade receivables, and using the simplified approach provided by such standard, the Company measures the allowance for doubtful accounts for an amount equal to the lifetime expected credit losses. For the rest of the financial instruments, the expected credit losses for the next 12 months must be recognized (lifetime expected losses over the contractual payments of the financial instrument of which the default is estimated in the next 12 months), except the case of significant increase in the financial instrument’s credit risk so the lifetime expected credit losses must be recorded, that is the expected credit losses for the full term of the financial instrument.

The expected losses to be recognized are calculated based on a percentage of uncollectibility per maturity ranges of each financial credit. For such purposes, the Company analyzes the performance of the financial assets by type of market. Such historical percentage must contemplate the future collectibility expectations regarding those credits and, therefore, those estimated changes in performance.

Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual rights to the cash flows of such assets expire or when it transfers the financial asset and, therefore, all the risks and benefits inherent to the ownership of the financial asset are transferred to another entity. If the Company retains substantially all the risks and benefits inherent to the ownership of the transferred asset, it will continue to recognize it and will recognize a liability for the amounts received.

f.2) Financial Liabilities

Financial liabilities comprise trade payables (excluding Derivatives, if applicable), financial debt, salaries and social security payables (see point n) below), Dividends payable and certain liabilities included in Other Liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Derecognition of Financial Liabilities

The Company shall derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, cancelled or expires.

f.3) Derivatives

Derivatives are used by Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9. Derivative financial instruments qualify for Hedge Accounting if and only if all of the following conditions are met:

a) The hedging relation consists only of hedging instruments and eligible hedged items;

b) The hedging relation and the risk management strategy and purpose are formally designated and documented since its inception; and

c) the hedge is expected to fulfill the efficacy requirements described in Note 21.c – Hedge Accounting.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other Comprehensive Income. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is immediately recognized in the consolidated income statement. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If the hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

TELECOM ARGENTINA S.A.

If Hedge Accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are immediately recognized in the consolidated income statement.

For additional information about derivatives operations during the nine-month periods ended September 30, 2018 and 2017, see Note 21.c.

g)          Inventories

Inventories are measured at the lower of cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable selling expenses. In addition, the Company estimates and records allowances for obsolete and slow-moving inventories.

From time to time, the Management of the Company and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retaining high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period. For the estimation of the net realizable value, in these cases, the Company considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

The value of inventories does not exceed its recoverable value at the end of the period.

h)          PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

The other subsequent costs are recognized as expenses for the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related assets in the Depreciation, amortization and impairment of PP&E item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed on an annual basis. Changes in the above liability are recognized as an increase or decrease of the cost of the related asset and are depreciated prospectively.

In addition, PP&E costs include those related to the installation that allows the customer to connect to the service, in Fixed network and transportation. Those costs comprise labor costs and the materials required to install wiring.

Borrowing costs attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their intended use or sale, under IAS 23 (“Borrowing Costs”.) The assets in respect of which borrowing costs are capitalized are those that necessarily take a substantial period of time to get ready for their intended use (qualifying assets under IAS 23).

The value of PP&E does not exceed its recoverable value estimated at the end of the period.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of PP&E are the following:

Estimated Useful Life (in years)
Real Estate	45 - 50
Fixed Network and Transportation	3 - 20
Mobile Network Access	3 - 7
Tower and Pole	10 - 20
Switching Equipment	5 - 10
Computer Equipment	3 - 5
Vehicles	5
Goods lent to customers at no cost	2 - 5
Power Equipment and Installations	2 - 15
Machinery, diverse equipment and tools	2 - 10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the income statement in the corresponding period.

TELECOM ARGENTINA S.A.

i)               Intangible Assets

Intangible assets are recognized if and only if the following conditions are met: The asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Incremental Costs from the Acquisition of Contracts

Certain direct incremental costs incurred for the acquisition of new subscribers are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, pursuant to IFRS 15, i.e. provided the Company expects to recover those costs and provided they are costs that the Company would not have incurred if the contract had not been successfully obtained.

Subsequently, said assets will be amortized under the straight-line method over the contractual relationship of the related transferred service.

- 3G/4G licenses

As described in Note 2.e Spectrum, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Section 12 of the Auction Terms and Conditions, they were granted for a period of 15 years as from the date of awarding notification.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and, therefore, they are amortized under the straight-line method over 180 months as from their award.

Pursuant to Section 4.d) of PEN Decree No. 1,340/16 and Resolution No. 528/2018, which is described in Note 2.e), the remaining useful life of the frequencies included in Lot 8 of the auction was re-estimated. In consequence, the 700Mhz bands will finish amortizing in January 2033.

In addition, the licenses that had been previously awarded to Nextel whose useful life is calculated as from the beginning of the provision of the Advanced Mobile Communication Services SCMA or upon expiration of the 18-month term provided under Section 10.1, subsection a), Annex I, Decree No. 764/2000 for the beginning of the provision of the Services, whatever occurs first.

- PCS license (Argentina)

The Company’s Management, based on an analysis of the relevant characteristics of this license, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. This license is subject to a recoverability assessment.

Assets with an indefinite useful life must be tested for impairment at least on an annual basis.

No impairment losses have been recorded for those intangible assets at period-end.

- Núcleo´s licenses

PCS license is amortized under the straight-line method over 60 months, ending its amortization in fiscal year 2017.

On June 2017, Núcleo required the renovation of that license. Before the due date, the Conatel issued, according to the Telecommunication law, resolutions of precarious extensions of that license that have a life of 90 days extensible, for one time, for the same period, so it seems to have those definite renovations on the following months. During the second quarter 2018, the PCS license was renewed for approximately $64, which amortizes in 60 months.

TELECOM ARGENTINA S.A.

The 700 MHz- band spectrum licenses acquired by Núcleo during the first quarter of 2018 for US$24 million are amortized over a term of 5 years.

- SRCE License

SRCE License has indefinite useful life. At the end of the period, no impairment losses have been recognized on these intangible assets.

- Customer relationship

It comprises mainly contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión (see Note 3.d.5). They are amortized over the estimated term of the relationship with the acquired customers. Likewise, Tuves Paraguay’s customer portfolio is included. For fixed-telephony customer such term was estimated at 10 years, for mobile telephony customers in Argentina it was estimated at 6 years, and for mobile telephony customers in Paraguay it was estimated at 5 years.

- Brands

It includes the Brand Cablevisión, which is amortized over 50 years, and the Brand Flow, which is amortized over 3 years. In addition, as a result of the Merger described under Note 4.a), the brands of Telecom (“Telecom”, “ARNET” and “Personal”, both in Argentina and in Paraguay) which are not amortized because they have been considered of indefinite useful life.

- Other

It includes Exclusivity Rights, Rights of Use, among others. The average useful life is estimated at 5 and 28 years.

j)               Goodwill

Goodwill is recognized as a difference between the fair value of the consideration paid and the amount of the non-controlling interest (if any) less the fair value of the net assets identified in each business combination. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

No impairment losses have been recorded for goodwill at period-end.

k)           Leases

Finance Leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. All other leases are classified as operating. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The total finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent payments, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of September 30, 2018 Telecom Group does not have current financial lease agreements or residual value of fixed assets acquired by financial leases.

Operating Leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits (among others) under various non-cancellable operating leases. Rental expenses are included under Interconnection and transmission costs and Other operating income and expenses items lines in the consolidated income statement during the term of the lease.

TELECOM ARGENTINA S.A.

l)               Impairment of PP&E, Intangible Assets and Goodwill

The Company assesses whether there are any indicators of impairment of the assets that are subject to amortization. Both internal and external factors are considered for this purpose. Internal factors include, among others, obsolescence or physical damage of the asset, and significant changes in the extent to which, or manner in which, an asset is used or expected to be used and internal reports that may indicate that the economic performance of the asset is, or will be, worse than expected. External sources include, among others, the market value of the asset, significant changes in the legal, economic, technological or markets environment, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be immediately recognized in the statement of income.

The recoverable value of an asset or a cash generating unit is the higher of its fair value (less selling costs) or its value in use. In calculating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested at least annually for impairment. The only intangible assets with an indefinite useful life held by the Company as of September 30, 2018 are the PCS license in Argentina, the brands acquired with the business combination (see Note 4.a) and the SRCE license. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the periods presented, the Company estimates that there is not indicator of impairment of the assets that are subject to amortization, with the exception of those related to the process of modernization and replacement of its mobile network access technology in the Argentine Republic and a group of longstanding work in progress.

The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of PP&E”, which is described under Note 23.

m)      Other Liabilities

Pension Benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent accrued benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service at the time of retirement due to retirement age or disability. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following for 2017, and continue for 2018:

2017
Discount Rate (1)	4.6% - 9.2%
Projected increase rate in compensation	8.0% - 16.3%

1)           Represents estimates of real interest rate rather than nominal rate.

Additional information on pension benefits is provided in Note 17.

TELECOM ARGENTINA S.A.

Plan de Ahorro a Largo Plazo (Long-Term Savings Plan)

During the last quarter of 2007, the Management of Cablevisión, together with its subsidiaries, began to implement a long-term savings plan for certain executives (directors and managers comprising the “executive payroll”), which became effective in January 2008. Executives who adhere to such plan undertake to contribute regularly a portion of their salary (variable within a certain range, at the employee’s option) to a fund that will allow them to strengthen their savings capacity. In addition, each company where those executives render services will match the sum contributed by such executives. This matching contribution will be added to the fund raised by the employees. Under certain conditions, the employee may access such funds upon termination of their participation in the long-term savings plan.

In addition, such plan provides for certain special conditions for those managers who were in the “executive payroll” before January 1, 2007. Such conditions consist of supplementary contributions made by each company to the plan related to the executive’s years of service with the Company.

During 2013, certain changes were made to the savings system, though maintaining in its essence the operation mechanism and the main characteristics with regard to the obligations undertaken.

Pursuant to IAS No. 19, the above-mentioned savings plan qualifies as a Defined Contribution Plan, which means that the companies’ contributions shall be charged to income on a monthly basis as from the date the plan becomes effective.

As of September 30, 2018, there are no outstanding amounts related to those supplementary contributions, due to the fact that the plan was discontinued as of December 31, 2017.

The item “Other Liabilities” also includes deferred revenues, among which the following stand out:

Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. For more information, see Note 3.e) Revenues – Mobile services.

Deferred revenues on connection fees

Non-refundable up-front connection or installation fees for fixed telephony, data, cable and Internet services are deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. For more information, see Note 3.e) Revenues – Fixed Telephony and Data services, Internet services and Cable television services.

Deferred Revenues related to Customer Loyalty Programs

The fair value of the award credits regarding the Company and Núcleo’s customer loyalty program is accounted for as deferred revenue and recognized as revenue until the award credits are redeemed or expire, whichever occurs first.

Deferred Revenues on International Capacity Leases

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred (like Other liabilities – Deferred Revenues on International Capacity Leases) and recognized as services are provided. Those revenues are recorded under “Fixed Telephony and Data services” line item.

Government grants for the acquisition of PP&E

Government grants for the acquisition of PP&E must be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either as deferred income or as a reduction of the carrying amount of related asset. The Company, in relation to subsidies received by its subsidiaries, elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets are recognized at the cost incurred in the construction of the engaged infrastructure and the government grant was accounted for as deferred income in Other liabilities - Other and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)          Salaries and Social Security Payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See Note f.2 for a description of the accounting policies regarding the measurement of financial liabilities.

TELECOM ARGENTINA S.A.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

o)          Taxes Payable

Includes mainly: Income Tax, Other National Taxes, Provincial Taxes and Municipal Taxes. The main taxes that represent an expense for the Company are the following:

Income Tax

Income tax (national tax) is recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period/year comprises current and deferred tax.

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the liability method, which provides for the assessment of net deferred tax assets or liabilities based on temporary differences. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the statement of financial position, whose future reversal affects tax results. The deferred tax asset / liability is disclosed under a separate item of the Unaudited Consolidated Financial Statements.

A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries abroad that generate a deferred income tax liability due to the difference in the income tax rates, only in those cases where the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets relating to unused tax carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets that may arise from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences.

A deferred tax asset shall be subjected to a recoverability test at the end of every reporting period. The company shall reduce the carrying amount of the deferred tax asset if it is probable that future taxable income will not be available before its prescription that allows applying the tax deductions of the deferred tax asset. This reduction could be reversed in future periods, to the extent that the Company recovers the expectation of enough future taxable income to apply these deductions.

The legal rate in force in the Argentine Republic for the current period is 30% (years beginning on January 1, 2018 to December 31, 2019, inclusive) established by Law No. 27,430 of December 29, 2017. This law establishes that from January 1, 2020 onward, the legal rate will be 25%. The current legal rate for the nine-month period ended September 30, 2017 was 35%.

For the determination of the deferred tax as of September 30, 2018, the Company has considered, according to the guidelines of IAS 12, the moments in which the temporary differences will be reversed in order to apply the corresponding rate based on the provisions by Law No. 27,430.

The collection of dividends from the investment in a foreign company is achieved by the income tax at the general tax rate. Likewise, the Argentine legislation allows computing as a tax credit the sums paid for analogous taxes abroad.

In Uruguay, the statutory income tax rate is 25% for the periods presented.

TELECOM ARGENTINA S.A.

The statutory income tax rate in Paraguay was 10% for the periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). In addition, a deferred tax liability is recognized in Telecom Argentina due to the effect of the difference in the profit tax rates between Argentina and Paraguay on Núcleo accumulated profits because it is probable that these accumulated results flow as dividends and generate a future payment of income tax in Telecom Argentina in accordance with the Argentine law principle of “worldwide income”.

The statutory income tax rate in the United States was 39.5% for the year ended December 31, 2017. Since January 1, 2018, a new Income Tax Law is applicable in the United States, which modifies the flat federal rate to 21% changing the total legal income tax rate from 39.5% to 26.5%.

Tax on Minimum Presumed Income

In Argentina, the Tax on Minimum Presumed Income (impuesto a la ganancia mínima presunta) is supplementary to income tax. The Company assesses this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year/period will be equal to the higher of the tax on assets assessment or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year/period. However, if the tax on assets exceeds the income tax liability in any given fiscal year, the excess may be creditable against any excess of income tax liability over the tax on assets in any of the following ten fiscal years.

Notwithstanding the provisions of the law, pursuant to AFIP Instruction No. 2/2017, companies shall not be subject to tax on minimum presumed income as long as they recognized accounting and tax losses in the relevant fiscal period. Under those circumstances, pursuant to the ruling of the Supreme Court of Argentina in the lawsuit “Hermitage S.A.”, it shall be enough to demonstrate that the minimum income presumed under the law does not exist.

In addition, Law No. 27,260 establishes that tax on minimum presumed income will lose its effectiveness as from fiscal years beginning on or after January 1, 2019.

If corresponds, the tax on assets balance has been capitalized in the unaudited consolidated financial statements because we estimate that the amounts paid and to be paid for this tax will be recoverable within the statute of limitations, based on the subsidiaries’ current business plans.

Declaration as Fulfilled Taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

Telecom Argentina and Cablevisión have already filed this request related to the payment of the tax on personal property as substitute taxpayer– on behalf of Shareholders.

Notwithstanding, it cannot be assured that in the future, Telecom Argentina and Cablevisión can fulfill those requirements and maintain the referred exemption.

Provincial Taxes: Turnover Tax

This tax is levied on companies based in Argentina for the activities carried out in each province of the country. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (for example, sale of services and equipment).

Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Tax Reform and Consensus on - Laws No. 27,429, 27,430 and 27,432

Tax Reform

On December 29, 2017, the PEN issued Law No. 27,430, which establishes a comprehensive reform of the tax system effective as from 2018.

The Law introduces, among other things, changes to income tax (both corporate and individual matters), Value Added Tax (“VAT”), excise taxes, employer’ social security contributions, the tax procedure regime and the criminal tax regime.

The main changes that have an impact on corporate income tax are the following:

TELECOM ARGENTINA S.A.

Income Tax

•                  Changes to corporate income tax rate and withholding on distributed dividends

The new changes reduce the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 up to and including December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020.

In addition, the Law establishes a withholding tax regime on distributed dividends at a rate of 7% for distributions of profits generated during fiscal years beginning on or after January 1, 2018 up to and including December 31, 2019, and at a rate of 13% for distributions of profits generated during fiscal years beginning on or after January 1, 2020.

The new withholding rates apply only to distributions made to shareholders who are Argentine resident individuals and to nonresident shareholders.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding on dividend distributions exceeding accumulated taxable income) for distributions of profits generated during fiscal years beginning on or after January 1, 2018.

•                  Gain/Loss on purchase-sale of shares.

The Law maintains the 15% capital gains tax rate for Argentine resident individuals or foreign beneficiaries (in the case of foreign beneficiaries, it is calculated on the presumed net gain equal to 90% of the sale price). In the case of local legal entities, the Law establishes a general rate of 30% for fiscal years 2018 and 2019, and 25% for the following years.

In the case of individuals residing in Argentina, however, the results derived from transfers of shares are exempted from income tax to the extent that the transfer consists in a public placement authorized by the CNV or that the transactions were carried out in markets authorized by that agency under segments that guarantee price/time priority and by crossing of offers (such as the shares of Telecom Argentina) or carried out through a public tender offering and/or exchange authorized by the CNV.

The foregoing exemption will also be applicable to foreign beneficiaries to the extent that such beneficiaries do not reside in, and the funds do not come from, non-cooperative jurisdictions (in these cases, the rate will be 35% instead of 15%.) In the case of foreign beneficiaries, the exemption will also be applicable, among other things, to income from depositary receipts or certificates issued abroad when those shares, were issued by entities domiciled in Argentina (ADRs).

•                  Assets - Tax Revaluation

The Law established the revaluation, on a general basis of the cost of several assets -in case of transfers- and the revaluation of the depreciation of property, plant and equipment, for all the acquisitions or investments made as from January 1, 2018 based on the variation of the Internal Wholesale Price Index (IWPI) as from that date (the effect is included in these Unaudited Consolidated Financial Statements). However, on October 24, 2018 the Chamber of Representatives, gave half sanction to the Draft Law that is expected to replace the use of the IWPI by the Consumer Price Index (CPI).

In addition, the Law established an optional regime for the revaluation for tax purposes of assets located in Argentina that generate taxable income. In the case of the Company, the revaluation option is applicable to assets existing as of December 31, 2017. Pursuant to the Law, the new tax value of the assets will be determined by applying a “revaluation factor,” set forth in the Law, according to the calendar year of the asset’s acquisition or construction, to the tax value originally assessed, each year or period since the asset’s acquisition or construction. In the case of real estate or movable property subject to amortization, the value may be assessed by an appraiser under certain conditions.

The Law imposes a one-time special tax on the amount of the revaluation. Such tax is not deductible from income tax. The applicable rate will vary depending on the type of assets:

• Real estate (qualifying as property, plant and equipment) 8%

• Real estate (qualifying as inventories): 15%

• Shares, quotas and other participations owned by resident individuals: 5%

• All other assets: 10%

The option must be exercised on all the taxpayer’s assets that integrate the same category of assets. Once the option is exercised, the taxpayer is able to calculate the amortization and cost in the income tax over the revalued assets. Likewise, such revaluation is updated on the base of the variation of IWPI since January 1, 2018. However, on October 24, 2018 the Chamber of Representatives, gave half sanction to the Draft Law that is expected to replace the use of the IWPI by the CPI.

The amounts resulting from the revaluation will be considered for the purpose of determining the amortization of the assets and their computable cost under certain conditions and limitations.

TELECOM ARGENTINA S.A.

The Law requires taxpayers that opt for the special asset revaluation regime to waive any judicial or administrative claims for the purpose of requesting the application, for tax purposes, of adjustments of any kind, with respect to the period of the option. Any taxpayers that have filed such claims with respect to fiscal years closed before the Law becomes effective are required to withdraw such claims and rights invoked (See Note 15 “Income Tax - Actions for recourse filed with the Tax Authority”).

In addition, Decree No. 353/18, modified by Decree No. 613/18, provides that the revaluation option may be exercised until the last business day of the twelfth calendar month immediately after the option period and that AFIP may extend that term to a maximum of 60 calendar days in the case of fiscal years closed before April 25, 2018. AFIP General Resolution No. 4,249, amended by AFIP General Resolution No. 4,287, granted, for the cases listed above, the extension of the term mentioned above and also provided for formal filing requirements and the possibility of paying taxes due in cash or in an installment plan, that, for large companies, will consist in payments on account of 20% and a maximum of 4 installments with a monthly interest of 1.50%.

The Company is conducting analyses and calculations in order to assess the convenience of opting for the application of the asset revaluation regime.

•                  Inflation Adjustment

Notwithstanding the above-mentioned regime, Law No. 27,430 provides that, effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of the accumulated IWPI in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first and second year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the IWPI, calculated from the beginning of the first year to the end of each year, is one or two thirds higher than the percentage mentioned above, respectively.

As of the date of issuance of these unaudited consolidated financial statements, this provision has not been regulated yet. However, on October 24, 2018 the Chamber of Representatives, gave half sanction to the draft Law that is expected to replace the use of the IWPI by the CPI and that in relation to the first, second and third year after its enforcement, this procedure will be applicable if the variation of that index, calculated from the beginning and until the end of each of those years, exceeds a fifty-five percent, a thirty percent and a fifteen percent for the first, second and third year of application, respectively. Likewise, such draft Law foresees that the restatement for positive or negative inflation, depending on the case, corresponding to the first, second and third fiscal year beginning on January 1, 2018 that must be calculated in order to verify the anticipated assumptions, should be recognized one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

Internal Taxes and Tax Collection ENARD

The Law No. 27,430 also provides for an increase in the effective internal tax rate applicable to mobile telephone services from 4.16% to 5.26%, effective for taxable events executed as from March 1, 2018. In addition, the law repeals collection at source of the charge imposed for the benefit of the ENARD.

In addition, pursuant to Decree No. 979/2017, as from November 15, 2017, the effective tax rate (for internal taxes) on the sale of imported mobile phones and other wireless network equipment is reduced from 20.48% to 11.73%. Such rate, pursuant to Law No. 27,430, will decrease gradually until its complete phase out as from January 1, 2024. In the case of goods manufactured in Tierra del Fuego, the rate is set at 0% as from November 15, 2017.

Tax on deposits to and withdrawals from bank accounts

Pursuant to Law No. 27,432, the PEN may establish that the percentage of the tax rate on bank credit and debits that to date may not be creditable against income tax, be gradually reduced by up to 20% per year as from January 1, 2018. The PEN may provide that, by 2022, it be fully creditable against income tax. On May 7, 2018, Decree 409/2018 was published. It established that for transactions reached at the general tax rate, it can be computed as an advance payment up to 33% of the tax originated in both the accredited amounts and the debited and for the other taxable events achieved by the tax. In the case of operations taxed at a reduced rate, the computation as credit of the tax will be 20%.

These provisions are applicable to advances and balances of income tax corresponding to fiscal periods beginning on or after January 1, 2018, for tax credits originated in taxable events that occurred since that date.

TELECOM ARGENTINA S.A.

Social Security

Also, the Law No. 27,430 gradually reduces the percentage of employers’ social security contributions paid by large companies from 21% to 19.5% by 2022.

The Law establishes a non-taxable base for calculating employers’ social security contributions of $2,400 Argentine pesos for 2018, which will increase to $12,000 Argentine pesos by 2022. The Law gradually phases out employers’ contributions creditable against VAT.

Tax Consensus

On the other hand, on January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Said Law approves the Tax Consensus signed between the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires.

The tax consensus seeks to harmonize the tax structures of the different jurisdictions to promote employment, investment and economic growth and to promote uniform policies. For such purpose, the National Government, the Provinces and the Autonomous City of Buenos Aires agreed to fulfill certain commitments. Among the commitments undertaken by the Provinces, the most relevant are, with respect to Turnover Tax, the immediate elimination of differential treatments based on the place of business or the location of the taxpayer’s establishment or the location where goods are manufactured and the establishment of exemptions and the application of tax rates that shall not exceed those set forth for each activity and period in the Annex to the Consensus (in the case of communications 5% in 2018, which will decrease to 3% by 2022, and in the case of mobile telephony 7% in 2018, which will decrease to 5% by 2022.) As to stamp tax rates, for certain activities and contracts, the establishment of a maximum stamp tax rate of 0.75% as from January 1, 2019, with a gradual decrease until its complete phase out as from January 1, 2022 and the repeal of all payroll taxes.

p)          Provisions

The Group records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses. For more information, see Note 18.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)          Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)             Debt Financial Costs and Other Financial Results, net

Debt Financial costs and other financial results, net, are recorded as incurred and include:

•                  interest accrued on the related financial assets and liabilities using the effective interest rate method;

•                  financial discounts on debt;

•                  changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•                  results from operations with notes and bonds;

•                  gains and losses on foreign exchange and financial instruments;

•                  interest on provisions and

•                  other financial results.

s)           Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 20 d) to these unaudited consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be cancelled and the difference between the net realizable value of the treasury shares sold and its acquisition cost shall be recorded, if positive, within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

TELECOM ARGENTINA S.A.

t)              Earnings per Share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the period (for more information, see Note 25).

u)          Adoption of IFRS 15 (Revenue from Contracts with Customers)

As from January 1, 2018, the Company adopted IFRS 15 (Revenue from Contracts with Customers.) The Company opted for the modified retrospective application of IFRS 15, as provided under such standard. Though the application is retrospective, the accumulated impact of the initial application is recognized as an adjustment to retained earnings initial balance of the year of initial application (only for contracts that are not completed contracts as of the date of initial application).

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining different services and equipment. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

The impact of IFRS 15 is mainly related to mobile telephony contracts that include handset sales together with services in mobile services contracts (first sale of equipment or renewal of customer’s equipment together with postpaid and “abono fijo” services charges).

The standard requires assigning the selling price to each performance obligation according to its proportional standalone selling price, being the main performance obligations of those contracts the handset and the service revenues, considering an estimated service term which varies depending on the contract’s enforceability according to the type of customers (currently 24 months for large customers and indeterminate term for individuals).

These amendments introduced by IFRS 15 initially generated an early recognition of handset sales revenues that will have an impact on accumulated income (due to the partial retroactive application of such standard) against the recognition of contractual assets. Such increase is due to the fact that the discounts given to the customer on handsets is assigned, under IFRS 15, between the sale of handsets and the services. Before the application of this standard, said discount was only allocated to the sale of handsets.

Considering the above mentioned, this standard generated a reassignment of revenues, increasing equipment sales revenues and reducing the recognition of services revenues. It will cause the initial recognition of a contractual asset that will decrease to the extent service revenues are recognized, which will ceased to recognize fully at the end of the stipulated contractual term.

The initial effect of the application of such method generated a contractual asset of $781, offset with an increase in deferred tax liabilities of $234 and an increase in accumulated income as of January 1, 2018 in the amount of approximately $547 (net of income tax) attributable to Telecom Argentina (controlling company.)

Consequently, as a result of applying that standard, the Company recorded an increase in handset sale revenues of $421 and a decrease in service revenues of $357 for the nine-month period ended September 30, 2018 (generating a net increase in revenues of $64), net of a tax effect of $19. Consequently, the net income tax effect of the above-mentioned reassignment of revenues amounted to approximately $45 of net income (pesos 0.02 per share). As of September 30, 2018, the contractual asset amounts to $64, disclosed under current and non-current trade receivables.

On the other hand, the capitalization of handset subsidies occasionally granted by the Company to new postpaid subscribers was discontinued in light of the interpretations of the new standard maintaining the capitalization of the commissions paid for the acquisition of postpaid and “Abono fijo” customers in the mobile telephony and Internet segment as incremental costs of obtaining contracts under IFRS 15, because these costs are necessary to obtain new contracts with customers and only if they continue satisfying the capitalization conditions under the IFRS.

The decrease in the residual value of the capitalized handset subsidies generated an effect on Retained Earnings as of January 1, 2018 in the amount of $61 (lower retained earnings of $85 net of income tax of $24), of which $56 is attributable to controlling shareholders ($79, net of income tax of $23) and $5 to non-controlling shareholders ($6, net of income tax of $1.) The non-capitalization of handset subsidies as from 2018 generated an increase in the Cost of handset sales of approximately $94 and a decrease in amortization of approximately $75 for the nine-month period ended September 30, 2018 (impact of a loss of $19, which net of income tax of $6, would amount to $13).

TELECOM ARGENTINA S.A.

v)           Adoption of the Amendments to IFRS 9 “Financial Instruments”

As from January 1, 2018, the Company adopted the amendments to IFRS 9, which basically incorporate requirements related to the recognition of expected credit losses of financial assets, as follows:

•      In the case of trade receivables, the allowance for doubtful accounts must be measured in an amount equal to the lifetime expected credit losses.

•      For the rest of the financial instruments, the expected credit losses for the next 12 months must be recognized (lifetime expected losses over the contractual payments of the financial instrument of which the default is estimated in the next 12 months), except the case of significant increase in the financial instrument’s credit risk so the lifetime expected credit losses must be recorded, i.e. The expected credit losses for the full term of the financial instrument.

Expected credit losses related to trade receivables generated an effect on Retained Earnings as of January 1, 2018 in the amount of $489 (an increase in the allowance of $665 - of which $166 correspond to previously existing receivables in Cablevisión -, net of income tax of $176), of which $475 is attributable to controlling shareholders ($648, net of income tax of $173) and $14 to non-controlling shareholders ($17, net of income tax of $3). On the other hand, the effect of applying that standard for the nine-month period in 2018 generated an increase in bad debts of $297 net of the tax effect of $89, amounted to a net loss of $208 (net loss attributable to controlling company amounted to approximately $200, pesos 0.09 per share).

w)       Use of Estimates

The preparation of unaudited consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of these unaudited consolidated financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

TELECOM ARGENTINA S.A.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Item or Account	Estimates
Revenues

Revenue recognition is influenced by estimates on:

• the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees;

• traffic and consumption measures.

Useful lives and residual value of PP&E and Intangible assets

PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented, the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point l) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and/or assumptions and could require future adjustments to the recorded assets.

Recoverability of Intangible assets with indefinite useful life and goodwills

The Telecom Group determined that the Company’s PCS license, SRCE license and the brands acquired through the business combination of Note 4.a) met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. In addition, the Company records goodwill that is not amortized and that should be tested for impairment on an annual basis. The recoverability assessment of an indefinite-lived intangible asset and goodwills requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 10.5%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license, brands, SRCE license and Goodwill.

Income Tax: recoverability assessment of deferred tax assets and other tax receivables Deferred income tax measuring

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

The recoverability assessment of the tax receivable related to the actions of recourse filed by the Company’s related to income tax inflation adjustment (Note 15) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the actions of recourse filed by the Company.

Additionally, by Law No. 27,430, the corporate income tax rate for argentine companies decreases as detailed under Note 3.o). Therefore, for the measuring of deferred tax, the fiscal year of future reversals of temporary differences that originate deferred tax/liability has been estimated, applying the income tax rate of each reversal period. The actual moment of the future income and tax deductions may differ from the estimated, and may produce impact in future income.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used for discounting long term receivables denominated in U.S. dollars is 8.32%. The discount rate for long-term debt in pesos is in a range of 29%-40%. On the other hand, Telecom has long-term debts in U.S. dollars that are discounted at a rate of 7.5%.

Measurement of the fair value of certain financial instruments

The fair value of a financial instrument is the amount at which the instrument could be purchased or sold in an orderly transaction between market participants and duly informed, based on mutual independence. If there is a quoted market price available for an instrument in an active market, the fair value is calculated based on that price.

If there is not a quoted market price available for a financial instrument, its fair value is estimated based on the price established in recent transactions involving the same or similar instruments and, if not, based on valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions based on market conditions at closing. For more information on the determination of those values, see Note 21.

Provisions

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, the necessity or request of customers to unsubscribe, historical write-offs, public sector and corporate customer creditworthiness and changes in the customer payment terms, as well as the estimates regarding future performance, determining the expected credit loss according to the guidelines of IFRS 9. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

Business Combinations (Note 3.d.5)

In connection with the accounting treatment of the business combination referred to in Note 4.a), the Company has identified the assets and liabilities of the acquiree and the estimation of their fair value as of the date of the business combination. With regard to those assets that are subject to amortization or depreciation, the Company made an estimation of their useful lives.

Any change in the estimates made by the Company may affect the valuation of the identified assets and liabilities and could generate an impact in results of operations.

TELECOM ARGENTINA S.A.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be complete in all material respects.

New Standards and Interpretations issued by the IASB not in force

IFRS 16 (Leases)

In January 2016, IFRS 16 was issued.

This standard replaces IAS 17, IFRIC 14 and SIC 15 and 27. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated in this standard impact mainly on the lessees accounting.

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases under IFRS 16. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period.

For a company having control of use of an identified asset it:

a)             Must have the right to obtain substantially all the economic benefits of the identified assets and

b)            Must have the right to direct the use of the identified asset.

The standard excludes short-term contracts (less than 12 months) and those in which the underlying asset has low value (as defined by the standard, low value should be defined by reference to a brand new asset rather than a used one or its net carrying amount).

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. The Company continues analyzing the impact that this new standard may have on the Telecom Group’s financial position, cash flows and results of operations.

IFRIC 23 (Uncertainty over Income Tax Treatments)

On October 2017, IASB issued IFRIC 23. In case of uncertainty over tax treatments, this IFRIC provides that: (i) if uncertain tax treatments must be assessed separately; (ii) the assumptions used by the tax authority over the tax treatments (the company will have to assess if it’s probable that the tax authority will accept the uncertain tax treatment assuming that the taxation authority is going to assess such uncertain tax treatment); (iii) how a company measures the tax income (loss), the tax bases, taxes and fiscal credits not deducted and tax rates (assessment of the probability of occurrence); and (iv) how the changes in facts and circumstances are considered.

The new standard is effective for fiscal years beginning on or after January 1, 2019 and earlier application is permitted. The Company does not expect impacts on the application of this amendment on the consolidated statements of financial position, results of operations or cash flows.

NOTE 4 – ACQUISITION OF COMPANIES AND CORPORATE REORGANIZATION PROCESSES

a)           Merger between Telecom Argentina (absorbing company for legal purposes) and Cablevisión (absorbed company for legal purposes)

On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A. approved a pre-merger commitment whereby Telecom Argentina S.A., in its capacity as absorbing company, absorbed Cablevisión S.A., pursuant to the provisions of Sections 82 and 83 of the General Corporations Law No. 19,550 and subject to corporate and regulatory approvals (the “Merger”). The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina S.A. and the Extraordinary Shareholders’ Meeting of Cablevisión S.A. held on August 31, 2017 approved the pre-merger commitment and, in the case of Cablevisión S.A., its consequent dissolution on the Effective Date of the Merger and, in the case of Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

The purpose of the Merger is for the Company, in its capacity as surviving company under the merger, to offer in an efficient manner, in line with the national and international trend, technological products for media and telecommunications that converge the different separate or independent modalities in which voice, data, sound and video transmission wired and wireless services are provided, into a single product or a series of products to be provided to users as a whole, for its own benefit and for the benefit of the users and consumers of those multiple individual services. Both companies understood that their respective operating and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products along with the demand of the market.

TELECOM ARGENTINA S.A.

Pursuant to Section 83, subsection c) of the LGS, the parties have set the following exchange ratio: 1 common share of Cablevisión S.A. (either a Class A Share of Cablevisión S.A. or a Class B Share of Cablevisión S.A.) for each 9,871.07005 new shares of Telecom Argentina S.A. (the “Exchange Ratio”). This Exchange Ratio was deemed reasonable, from a financial standpoint, by the independent professional appraisers J.P Morgan Securities LLC and Lion Tree Advisors LLC.

On October 31, 2017, the parties subscribed the Final Merger Agreement pursuant to Section 83, subsection 4) of the LGS, subject to the regulatory authorization from the ENACOM requested by Telecom Argentina S.A. and Cablevisión S.A. on September 6, 2017. This authorization was granted through ENACOM Resolution No. 5,644-E/2017, notified to the Company on December 22, 2017.

Having all the conditions to which the Merger was subject been met under the terms of Section Seven of the Pre-Merger Commitment and the Final Merger Agreement, on January 1, 2018, the parties signed the Minutes regarding the Transfer of Operations of Cablevisión S.A. to Telecom Argentina S.A.

As a result, the Effective Date of the Merger is January 1, 2018 with the consequent change of control in the Company, being Cablevisión Holding S.A. the new controlling company.

On August 22, 2018, through Resolution RESFC 2018-19688-APN-DIR-CNV 2018, CNV conformed the Merger, the amendment of the bylaw of Telecom Argentina and its increase in capital stock as a result thereof. The Merger, the amendment of the bylaw and the increase of capital stock of Telecom Argentina were registered before the General Board of Corporations on August 30, 2018 under No. 16,345, L. 91, Tº Share Corporations.

In addition, on July 7, 2017, Cablevisión Holding S.A. accepted an offer for a call option granted by Fintech Advisory Inc. for the acquisition of an equity interest of 13.51% in Telecom Argentina (which represents approximately 6% of Telecom Argentina’s post-merger capital stock) for USD 634,275,282 (the “Option”). The maximum term to exercise the Option was one year as from July 7, 2017. Likewise, CVH had to pay to Fintech Advisory Inc., within a term of thirty days as from July 7, 2017, an option premium of USD 3,000,000, which was settled on July 2017.

On October 5, 2017, Cablevisión Holding S.A. made a prepayment of the aggregate exercise price under the Option for USD 634,275,282. On December 27, 2017, Cablevisión Holding S.A. exercised the Option, choosing to receive, an additional equity interest in VLG of 21.55% (which represents an indirect interest of approximately 6% in Telecom as of the effective merger date).

In addition, within the framework of the option agreement, its price was finally established at USD 628,008,363.

Under the Pre-Merger Commitment and the Final Merger Agreement and the notice received from Fintech Telecom LLC (“Fintech Telecom”) and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing about a corporate reorganization process whereby Fintech Telecom absorbed Fintech Media and VLG Argentina Escindida LLC (a company spun off from VLG) under a merger by acquisition process effective as of the Effective Date of the Merger, the shares which issuance was decided upon by the Board of Directors of Telecom Argentina on the Effective Date of the Merger as a consequence of the Merger were delivered: i) to Fintech Telecom LLC: 342,861,748 Class “A” shares; ii) to Cablevisión Holding S.A.: 406,757,183 Class “D” shares; and iii) to VLG: 434,909,475 Class “D” shares.

Consequently, the capital stock of Telecom Argentina as of January 1, 2018 is now composed as follows:

	Outstanding Shares	Treasury Stock	Total Capital Stock
Class of Shares
Class “A”	683,856,600	-	683,856,600
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	-	234,748
Class “D”	841,666,658	-	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

Fintech, controlling company of Telecom Argentina until December 31, 2017, a limited liability company incorporated in Delaware (United States of America), is a company fully and directly controlled by Fintech Advisory Inc. and its core business is the holding, directly and indirectly, of the interest in Telecom Argentina. Fintech Advisory Inc. is a company incorporated in Delaware (United States of America) fully controlled by Mr. David Martínez. Fintech Advisory Inc. is a company engaged in investing and managing equity interests and corporate and government debt securities, mainly in emerging markets.

CVH, controlling company of Telecom Argentina as from January 1, 2018, is an Argentine sociedad anónima, a corporation with limited liability incorporated in Argentina, which is mainly engaged in investing in businesses and stock companies existing or to be created, which are mainly engaged in rendering Information Technology and Communication Services (“TIC Services”) and Audiovisual Communication Services. Its controlling shareholder is GC Dominio S.A.

TELECOM ARGENTINA S.A.

As from the Effective Date of the Merger, (i) all the assets and liabilities, including the assets subject to registration, licenses, rights and obligations that belong to Cablevisión S.A. are deemed to have been incorporated to the equity of Telecom Argentina S.A., (ii) Telecom Argentina S.A. continued with the operations of Cablevisión S.A., thus generating the corresponding operating, accounting and tax effects, (iii) the management and representation of Cablevisión S.A. was taken over by the management and representatives of Telecom Argentina S.A., iv) Cablevisión S.A. was dissolved without liquidation.

The Merger, the capital stock increase as a result of the Merger, and the amendment of the Bylaws of Telecom Argentina were administratively conformed by the CNV and later registered in the Public Registry of Commerce under the IGJ on August 30, 2018.

Resolution No. 374/2018 issued by the Secretary of Commerce - Approval of the merger between Telecom and Cablevisión

On June 29, 2018, through Resolution No. 374/2018, the Secretary of Commerce authorized under the terms of paragraph a), Article 13 of Law No. 25,156 the merger transaction whereby Telecom absorbed Cablevisión. In said resolution, as part of the approval of the merger, the Secretary of Commerce also (i) approved the assignment of 143,464 residential subscribers of the Internet service rendered by Telecom under the brand ARNET to Universo Net S.A. (The aforementioned assignment was completed during the third quarter of 2018), (ii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to limit the integrated marketing of subscription television services by physical link with the mobile communications service until certain conditions are fulfilled, and (iii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to offer the possibility that any current or new Internet service provider may provide the retail broadband service by leveraging the use of its copper network under ADSL technology under the terms described in said resolution.

The Merger was accounted for under the acquisition method, as described under IFRS 3 and as a reverse acquisition whereby Cablevisión (acquirer for accounting purposes) absorbs Telecom (acquiree for accounting purposes.) See the accounting treatment of the merger between Telecom and Cablevisión under Note 3.d.5) - Specific matters relating to the merger between Telecom Argentina and Cablevisión.

The following are the net identifiable assets of Telecom as of January 1, 2018 incorporated to these unaudited consolidated financial statements. The figures disclosed below represent the best estimate made by the Company based on information available to date. If the Company obtains new information about the events and circumstances existing on the date of acquisition, it will introduce changes reassessing the fair value of the net assets already identified and/or identifying any additional assets or liabilities during the measurement period, which will not exceed one year as from the date of acquisition as provided under paragraph 45 of IFRS 3.

TELECOM ARGENTINA S.A.

The identifiable assets and liabilities of Telecom Argentina (acquiree for accounting purposes) incorporated as of January 1, 2018 and the impact of the purchase price allocation recorded in the consolidated statement of income for the three-month and nine-month periods ended September 30, 2018 are the following:

	Telecom (Accounting acquiree) (1)	Retained earnings adjustments (2)	Business Combination effect IFRS 3 (3)	Total identified assets net incorporated as of January 1, 2018
ASSETS
Cash and cash equivalents	2,831	-	-	2,831
Trade receivables	8,636	157	(656)	(4) 8,137
Other current assets	6,771	-	32	(4) 6,803
Total current assets	18,238	157	(624)	17,771
Deferred income tax assets	626	-	(624)	2
Investments	2,657	-	3	2,660
Goodwill	2	-	59,653	59,655
Property, plant and equipment	28,538	-	34,209	(4) 62,747
Intangible assets	7,096	(85)	33,175	40,186
Other Non-current assets	431	125	(125)	(4) 431
Total non-current assets	39,350	40	126,291	165,681
TOTAL ASSETS	57,588	197	125,667	183,452
LIABILITIES
Total current liabilities	21,987	-	7	21,994
Deferred income tax liabilities	48	83	16,610	16,741
Other non-current liabilities	11,674	-	18	11,692
Total non-current liabilities	11,722	83	16,628	28,433
TOTAL LIABILITIES	33,709	83	16,635	50,427
Capital nominal value – Outstanding shares	969	-	(15)	954
Inflation adjustment – Outstanding shares	2,646	-	-	2,646
Capital nominal value - Treasury shares	15	-	-	15
Inflation adjustment – Treasury shares	42	-	-	42
Treasury shares acquisition cost	(461)	-	-	(461)
Contributed Surplus	-	-	109,469	109,469
Legal reserve	734	-	-	734
Special reserve for IFRS implementation	351	-	-	351
Voluntary reserve for capital investments	461	-	-	461
Reserve for future investments	9,730	-	-	9,730
Other comprehensive results	972	-	(972)	-
Equity attributable to non-controlling interest	(3)	-	3	-
Retained earnings	7,630	128	-	7,758
Equity Attribuibled to Telecom Argentina	23,086	128	108,485	131,699
Non-controlling interest	793	(14)	547	1,326
TOTAL EQUITY	23,879	114	109,032	133,025
TOTAL LIABILITIES AND EQUITY	57,588	197	125,667	183,452

(1)        In accordance to unaudited consolidated financial statements as of December 31, 2017, approved by the Board of Director on March 7, 2018. Tuves Paraguay goodwill of $2 was reclassified from intangible assets to Goodwill.

(2)        Retained earnings adjustments are related to initial amounts of Telecom Argentina before the merger in relation to the application of IFRS 9 and 15 since fiscal year 2018 (See Note 3.u and 3.v).

(3)        Book value adjustments of Net Assets of Telecom in order to recognized them at fair value in accordance to IFRS 3.

(4)        In the estimation of the fair value of these items, were substracted $1,677 of allowances.

Impact of the purchase price allocation recognized in the consolidated results	Three-month period ended September 30, 2018	Nine-month period ended September 30, 2018

Revenues	(5)	(16)
Operating costs without depreciation and amortization	(27)	(127)
Depreciation, amortization and impairment of PP&E	(1,852)	(5,049)
Operating income	(1,884)	(5,192)
Financial results, net	9	24
Loss before income tax expense	(1,875)	(5,168)
Income tax	562	1,550
Net loss for the period	(1,313)	(3,618)
Attribuibled to controlling Company	(1,300)	(3,579)
Non-controlling interest	(13)	(39)

TELECOM ARGENTINA S.A.

b)            Acquisition of Nextel

On September 10, 2015, the Board of Directors of Cablevisión approved the assignment of the rights and obligations held by Grupo Clarín S.A. (“Grupo Clarín”) under an offer it had submitted to NII Mercosur Telecom, S.L.U. and NII Mercosur Móviles, S.L.U. (hereinafter, the “Sellers”) for the acquisition of 49% of the capital stock of NEXTEL and an option to acquire, together with its subsidiary Televisión Dirigida S.A., subject to certain conditions -among them, the regulatory approvals- 51% of the remaining capital stock. The price of the transaction was USD 165 million (out of this amount, USD 80 million accounts for 49% and USD 85 million accounts for 51%) plus the right to collect an additional amount of up to USD 13 million subject to the fulfillment of certain conditions. The offer submitted by Grupo Clarín was subject to the acceptance of the Sellers. On September 11, 2015, the Sellers accepted the offer submitted by Grupo Clarín and, on the same date, the Sellers accepted the assignment of the rights under such offer in favor of Cablevisión, offering Cablevisión the acquisition of 49 % of the capital stock of NEXTEL and the option to acquire the remaining 51%. In order to guarantee the rights and obligations under the offer, the capital stock owned by NII Mercosur Móviles, S.L.U. was pledged (subject to registration with the Public Registry of Commerce). The transaction was completed on September 14, 2015, upon payment by Cablevisión and its subsidiary of an aggregate USD 159. The companies undertook to create a guarantee fund with the US$6 million balance to cover any potential liabilities of NEXTEL (this fund was set up on October 7, 2015). In addition, upon the fulfillment of certain conditions precedent, on October 1, 2015, Cablevisión paid to the Sellers the additional amount of US$12.73 million. On June 3, 2016, the assignment of 49% of the capital stock of NEXTEL in favor of Cablevisión was registered with the IGJ. Under the terms of the offer, NEXTEL would continue to be controlled and operated by the Sellers until the option to acquire the remaining 51% of the capital stock had been exercised.

As of December 31, 2015, the call option was not legally exercisable and uncertainties remained regarding the obtainment of the required regulatory authorization. As of December 31, 2015, Cablevisión did not have control over NEXTEL taking into consideration the elements provided under IFRS 10. Therefore, it did not consolidate NEXTEL as of such date. In January 2016, the regulatory framework changed and the regulatory authorization of the transaction was no longer necessary.

Subsequently, on January 27, 2016, Cablevisión and its subsidiary Televisión Dirigida S.A. decided to exercise the option to acquire the remaining 51% of the capital stock and votes of NEXTEL, and, consequently, Cablevisión became the holder of 51.4% of the capital stock and votes of NEXTEL and Televisión Dirigida S.A. became the holder of the remaining 48.6%. To such effect, on the same date, NEXTEL’s management took notice of the release of the pledge that had been set up to guarantee the rights and obligations under the offer. On July 26, 2016, the IGJ registered the assignment of the remaining 51% of the capital stock.

On June 30, 2016, Cablevisión’s subsidiary Televisión Dirigida S.A. transferred to Cablevisión 392,774,929 membership interests with nominal value of peso 1 each and entitled to a vote per membership interest, representing 48.5% of the capital stock of NEXTEL. Televisión Dirigida S.A. also transferred to Pem 1,000,000 membership interests with nominal value of peso 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock. As a result of these transactions, the shareholders of NEXTEL hold the following interests: i) - Cablevisión became the holder of 809,236,480 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 99.9% of the capital stock and votes; ii) PEM S.A. became the holder of 1,000,000 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes. Those transactions were registered with the IGJ on November 25, 2016.

On December 28, 2016, PEM S.A. transferred to Cablevisión 1,000,000 membership interests with nominal value of peso 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes of NEXTEL. As a result of the assignment of the membership interests described above, Cablevisión became the holder of 810,236,480 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 100% of the capital stock and votes of NEXTEL. Said transfer was registered with the IGJ on March 27, 2017.

TELECOM ARGENTINA S.A.

c)             Acquisition of companies, holders of radioelectric spectrum in the 900 Mhz and 2.5 Ghz bands

In June 2016, Cablevisión, with its subsidiary NEXTEL, acquired 100% (97% owned by NEXTEL and the remaining 3% owned by Cablevisión) of the capital stock of Fibercomm S.A. and Gridley Investments S.A. both owners of 100% of the capital stock of Trixco S.A., holder of licenses for the use of the radioelectric spectrum in 900 Mh bands. NEXTEL acquired 100% of the capital stock of WX Telecommunications LLC (in accordance with the LGS, WX Telecommunications S.A.U.) and Greenmax Telecommunications LLC (in accordance with the LGS, Greenmax Telecommunications S.A.U), which are the controlling companies of Skyonline Argentina S.A., Netizen S.A., Infotel S.A. and Callbi S.A., among the most important subsidiaries. The latter render wireless telecommunications services and hold licenses for the use of the radioelectric spectrum in the 2.5 Ghz bands. The aggregate price for those transactions was USD 138.2 million, equivalent to $2,036.

During the year ended December 31, 2016, Cablevisión completed the process of allocating the acquisition cost of 100% (97% to Nextel and the remaining 3% to Cablevisión) of the capital stock of Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the capital stock of Trixco S.A., and calculated goodwill from this acquisition in the amount of $801.7, included under “Goodwill” in the consolidated statement of financial position, taking into consideration that the valuation of the identifiable assets, liabilities and contingent liabilities at the interest percentage acquired is lower than the acquisition cost.

d)            Corporate Reorganization of Cablevisión

d.1) On March 31, 2017, Cablevisión’s Board of Directors approved the Pre-Merger Commitment executed among Cablevisión, Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby, as of the merger date, Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. That merger was approved by the shareholders of Cablevisión at the Extraordinary Shareholders’ Meeting held on May 17, 2017. On July 11, 2017, the public deed related to the merger was issued.

On September 18, 2017, the ENACOM authorized, under Resolution No. 2017-1734 APN ENACOM# MM, the transfer of the registrations, numbering and sign-posting resources, authorizations and frequency use permits granted to Nextel, Trixco S.A., Callbi S.A., Infotel Argentina S.A., Skyonline de Argentina S.A., Netizen S.A. and Eritown Corporation Argentina S.A. in favor of Cablevisión.

As a result of the above-mentioned corporate reorganization process, the Absorbed Companies were dissolved without liquidation and Cablevisión assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing as of the first day of October 2017, or any that may exist or arise due to previous or subsequent acts or activities.

On December 1, 2017, the CNV issued Resolution RESFC-2017-19134-APN-DIR#CNV, whereby it granted the administrative approval of the above-mentioned merger and, on February 23, 2018, the merger was registered with the IGJ under No. 3,469, Book 88 Volume of Stock Companies.

d.2) On August 16, 2016, the Board of Directors of Cablevisión approved the Pre-Merger Commitment executed between Cablevisión, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”), Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- (“Effective Date of the Merger”), Cablevisión, as absorbing company, continued with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies were dissolved without liquidation. That merger was approved by the shareholders of Cablevisión at the Extraordinary Shareholders’ Meeting held on September 27, 2016, and on April 20, 2017 it was registered with the Public Registry of Commerce.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Section Three of the Bylaws in order to conform the core business of Cablevisión to the new regulatory framework of LAD and LSCA, and (ii) the amendment of Sections Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both amendments of the Bylaws were registered with the Public Registry of Commerce.

TELECOM ARGENTINA S.A.

Cablevisión made a filing with the ENACOM in order to inform that Agency of the corporate reorganization to be implemented, so that it would consequently register under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license for Wolves Televisión S.A. was abandoned because Cablevisión already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service.

In addition, Prima and Cablevisión made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of Cablevisión as a consequence of the corporate reorganization process. On August 25, 2017, the ENACOM authorized, through Resolution No. 2017-339 APN ENACOM# MM, the transfer of the registrations of national and international long-distance telephony services, as well as the numbering and signposting resources, frequencies and radioelectric authorizations granted to it in favor of Cablevisión.

e)             Corporate Reorganization of the Shareholders of Cablevisión

At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A. —“The Direct Shareholders of Cablevisión”- held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín, the Direct Shareholders of Cablevisión and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of Cablevisión” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of Cablevisión were dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

Upon executing the corresponding Final Merger Agreement, Cablevisión notified the ENACOM of the change of shareholder structure in Cablevisión, which did not entail a change of control pursuant to Section 13 of Law No. 27,078 and, therefore, an authorization is not required.

On September 28, 2016, the shareholders of Grupo Clarín approved the merger by absorption of the Direct Shareholders of Cablevisión and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín S.A. approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.” The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín in Cablevisión and in GCSA Equity, LLC.

On April 27, 2017, both corporate reorganization processes (merger and spin-off-incorporation) were registered with the IGJ and, as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) was Cablevisión Holding S.A.

f)                Corporate Reorganization of Telecom Argentina

f.1) Redemption of the shares of Sofora

In March 2017, WAI offered Sofora and, Sofora, with the consent of Fintech, its controlling shareholder, accepted an offer to redeem in two tranches all of the 140,704,640 shares issued by Sofora held by WAI pursuant to Sections 223 and 228 of the LGS. As a result of the redemption, Sofora agreed to pay to WAI an amount equal to the nominal value of the shares issued by Sofora, equivalent to pesos 140,704,640 and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) which will serve as proof of the rights of WAI to collect dividends for a total amount of up to USD 470 million less the amounts paid to redeem the shares of Sofora held by WAI (equivalent to USD 8,683,596.)

Subsequently, Dividend Certificates were issued in two tranches for a total of USD 461,316,404 (the first tranche on May 23, 2017 for USD 245,036,017, and the second tranche on June 22, 2017 for USD 216,280,387), together with the respective agreed-upon stock redemption.

TELECOM ARGENTINA S.A.

The main general terms and conditions of the dividend certificates (Class “A” “Bono de Goce”) provided that: (i) they will only grant rights to collect declared dividends at the sole discretion of Sofora for up to the maximum amount provided under the respective bond; (ii) they will be entitled to collect the amount of dividends provided for in the respective bond in preference to the other shareholders of Sofora; (iii) all the payments under those bonds shall be made with realized and liquid profits of Sofora; (iv) the maximum amount of dividends receivable under those bonds shall increase on June 1 of each year for an amount equivalent to 2% per annum applied to the outstanding balance as of May 31 of each year; (v) they may be redeemed by Sofora at any time after 36 months counted as from the date of issuance or after payment of 60% of its value at the time of issuance, whichever occurs later; and (vi) in the event Sofora is absorbed by another company that continues with the activities of Sofora, the preference under the dividend certificates (Class “A” “Bono de Goce”) will be maintained only with respect to those shares of the surviving company received by the shareholders of Sofora under the exchange ratio provided for under said merger so that this preference does not affect the other shareholders of the absorbing company, i.e., in the case of the reorganization mentioned in point f.2) of this note (the “Reorganization of Telecom Group”) the preference of the dividend certificates (Class “A” “Bono de Goce”) will only be verified with respect to Class A shares of Telecom Argentina received by Fintech and will not affect Class B shares or Class C shares of Telecom Argentina.

Taking into consideration that the Reorganization of Telecom Group, described in the following point, has entered into effect, Telecom Argentina assumed all the rights and obligations of Sofora as issuer of the Class A Exchange Bonds. Under no circumstance the rights to collect dividends under the dividend certificates (Class “A” “Bono de Goce”) shall affect the rights to collect dividends that belong to the holders of Class B Shares or Class C Shares or any other class of shares of Telecom Argentina.

The dividend certificates (Class “A” “Bono de Goce”) have been paid in full through the dividends in respect of which they were entitled to collect.

f.2) Corporate Reorganization of the Telecom Group

On March 31, 2017, each of the Boards of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a pre-merger commitment, whereby Telecom Argentina would absorb Nortel, Sofora and Personal in accordance with the provisions of sections 82 and 83 of the LGS.

The General Ordinary and Extraordinary Shareholders’ Meetings of Telecom Argentina and Telecom Personal held on May 23, 2017, and the General Extraordinary Shareholders’ Meetings of Nortel and Sofora held on May 22, 2017 approved the Reorganization of Telecom Group.

In addition, at the above-mentioned General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina, the shareholders approved:

i.                 the conversion of up to 161,039,447 Class A Shares, with nominal value of $1 and entitled to one vote per share into the same number of Class B Shares, with nominal value of $1 and entitled to one vote per share to be delivered to the holders of Preferred Class “B” Shares of Nortel, as explained in Section 4th of the related pre-merger commitment (the conversion was effective on December 15, 2017); and

ii.              the amendment of the following sections of the Bylaws:

a.             Section 4: to establish a dynamic conversion procedure for the shares representing capital stock from one Class to the other with equal political and equity rights; and

b.            Section 5: to allow the total or partial redemption of fully-paid shares in accordance with the provisions of Section 223 of LGS and allow the issuance of bonds given in exchange for redeemed shares according to the provisions of Section 228 on the mentioned Law.

iii.           The elimination of Section 9 of the Bylaws, which includes limitations for transferring Class “A” Shares, which is effective since the authorization by the ENACOM of the dissolution of Nortel under the Reorganization of the Telecom Group and the distribution to holders of Nortel’s Class “B” Preferred Shares of a portion of Class “A” Shares of Telecom Argentina through its conversion to Class “B” Shares in accordance with the provisions of the corresponding pre-merger commitment.

On March 21, 2018, the amendment of the Bylaws mentioned in points ii) and iii) was registered with the IGJ.

At the Shareholders’ Meetings of Telecom Personal, Nortel and Sofora, the shareholders approved the dissolution without liquidation of the respective companies pursuant to Section 94, subsection 7 of the LGS as a consequence of its incorporation to Telecom Argentina under the Reorganization of Grupo Telecom.

TELECOM ARGENTINA S.A.

The companies involved in the Reorganization requested the ENACOM the following authorizations provided under the pre-merger commitment.

a)             ENACOM authorization for releasing the shares that comprised the second redemption tranche of Sofora’s common shares (owned by WAI representing 15% of Sofora’s capital stock) of the allocation to the main core of shares of the investment consortium for the acquisition, in the process of privatization of ENTel, of the Sociedad Licenciataria Norte (currently Telecom Argentina) pursuant to the provisions of Decree No. 62/90 issued on January 5, 1990 and the terms of such privatization and Resolution No. 111/2003 issued by the SC on December 10, 2003.

b)            ENACOM authorization for the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares through its conversion to Telecom Argentina’s Class “B” Shares pursuant to the corresponding pre-merger commitment.

c)             ENACOM authorization for the transfer to Telecom Argentina, as a result of the Reorganization of the Telecom Group, of all licenses for the provision of ICT Services and the registrations of ICT Services, together with the corresponding permissions for the use of frequencies, which were granted or awarded to Telecom Personal.

On June 16, 2017, the ENACOM Authorization referred to in a) above was granted through Resolution No. RESOL-2017-5120-APN-ENACOM # MCO.

Since the Reorganization of the Telecom Group was approved at all the General and Special shareholders’ meetings of the companies involved, and since the term for the opposition of creditors in accordance with the applicable regulations has expired, on November 13, 2017, Telecom Argentina, Nortel, Sofora, and Telecom Personal executed the final merger agreement which was filed with the Argentine regulatory authorities in accordance with the respective applicable regulations.

On November 24, 2017, the Company, Personal, Nortel and Sofora were served with Resolution No. 2017-4545-APN-ENACOM#MM, whereby the ENACOM granted the authorizations mentioned in sections b) and c) mentioned above.

The effective date of the reorganization of Telecom Group began at 00.00 hs of December 1, 2017, date on which the Chairmen of the Boards of Directors of the companies that were part of the Telecom Group signed the Minutes regarding the Transfer of Operations.

As a consequence of the reorganization and with effect as of the date thereof: (i) all the equities of Sofora, Personal and Nortel were fully transferred to Telecom Argentina at the book values of such items in the respective special-purpose unconsolidated financial statements. According to this, Telecom Argentina acquired all rights, obligations and responsibilities of any nature of Personal, Sofora and Nortel; (ii) Telecom Argentina is the surviving company of all the activities developed by Personal, Sofora and Nortel; (iii) Personal, Sofora and Nortel were dissolved without liquidation. On March 21, 2018, the Reorganization and the dissolution without liquidation of each of the absorbed companies was registered with the IGJ.

As a consequence of the Reorganization of Telecom Group:

•                  A portion of the Class A Shares issued by Telecom Argentina was distributed to Fintech as the only holder of the common shares of Sofora;

•                  The remaining Class A Shares issued by Telecom Argentina were converted to Class B Shares of Telecom Argentina;

•                  All Class B Shares issued by Telecom Argentina held by Nortel (including Class B Shares as a result of the conversion mentioned above) were distributed to the holders of Nortel Class B Preferred Shares.

Telecom Argentina did not issue any new Class B Shares or Class A Shares in connection with the Reorganization of Telecom Group.

TELECOM ARGENTINA S.A.

NOTE 5 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	September 30,	December 31,
	2018	2017
Cash and cash equivalents
Cash and Banks	4,697	3,468
Time deposits	3,500	22
Mutual funds	377	917
Other investments at fair value	178	7
Other investments at amortized cost	985	-
Total cash and cash equivalents	9,737	4,414
Investments
Current
Government bonds at fair value	2,294	34
Government bonds at amortized cost	582	2
Mutual funds	1	74
Time deposits	2,283	-
Other investments at amortized cost	1,454	-
Total current investments	6,614	110
Non- current
Government bonds at amortized cost	5,158	-
Investments in associates (*)	365	250
2003 Telecommunications Fund	1	-
Total non-current investments	5,524	250

(*) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 09.30.2018	Valuation as of 12.31.2017
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	218	141
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	90	60
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	50	43
Other minor investments in associates at equity method				7	6
Total				365	250

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Nine-months periods ended September 30,
	2018	2017
Ver TV S.A.	77	66
Teledifusora San Miguel Arcángel S.A.	30	29
La Capital Cable S.A.	22	21
Total	129	116

b)          Additional information on the unaudited consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the period with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as financial debts and its flows in the cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial structure of the Telecom’s Group.

TELECOM ARGENTINA S.A.

Changes in assets/liabilities components:

	September 30,
	2018	2017
Net decrease (increase) in assets
Trade receivables	(5,315)	(434)
Other receivables	(1,844)	(164)
Inventories	(881)	116
	(8,040)	(482)
Net increase (decrease) in liabilities
Trade payables	9,555	299
Salaries and social security payables	725	221
Taxes payables	176	(136)
Other liabilities and Provisions	472	(130)
	10,928	254

Main non-cash operating transactions

Offsetting of dividends receivable with financial debt	5	8

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	52	-
Bank loans	21,414	215
By purchase of equipment	722	500
Companies under section 33 - Law No. 19,550 and related parties	-	4
Total financial debt proceeds	22,188	719
Notes	(1,476)	-
Bank loans	(226)	(157)
By purchase of equipment	(861)	(660)
Total payment of debt	(2,563)	(817)
Bank overdrafts	(28)	-
Notes - Interests and related expenses	(659)	(262)
Bank loans - Interests and related expenses	(1,638)	(10)
By NDF, purchase of equipment and others	240	(216)
Companies under section 33 - Law No. 19,550 and related parties	-	(1)
Total payment of interest and related expenses	(2,085)	(489)

Cash dividends from the Company

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1.             the reversal of $9,729,418,019 Argentine pesos of the “Reserve for future cash dividends” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) $2,863,000,000 Argentine pesos on February 15, 2018 and ii) $6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deems it convenient in the future;

2.        the distribution of $5,640,728,444 Argentine pesos as advance cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were settled on February 15, 2018; and

3.             the distribution of $4,502,777,155 Argentine pesos as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A.-absorbed by Telecom Argentina- as of September 30, 2017, which were settled on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholers Meeting of April 25, 2018.

In conclusion, on February 15, 2018 and on March 21, 2018, the Company paid dividends for a total of $13,006,505,599 Argentine pesos and $6,866,418,019 Argentine pesos, respectively, corresponding to the above-mentioned distributions.

Payment by Telecom of the dividends declared by Cablevisión S.A.

•                  Fiscal Year 2018

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A. paid the dividends declared by Cablevisión S.A. on December 18, 2017 for $4,077,790,056 Argentine pesos.

TELECOM ARGENTINA S.A.

•                  Fiscal Year 2017

On March 30, 2017, the Ordinary and Extraordinary Annual General Shareholders Meeting of Cablevisión decided to allocate the sum of $1,600,000,000 to the distribution of cash dividends payable in pesos or US dollars in two installments of $800,000,000. As of September 30, 2017, all distributed cash dividends were cancelled.

Cash dividends from associates

•                  Fiscal Year 2018

Dividends paid by Núcleo

In May 2018, Núcleo paid dividends to the non-controlling shareholders for a total of $161. These dividends were approved at the Ordinary General Shareholders Meeting of Núcleo at its meeting held on April 24, 2018.

Dividends collected from Ver TV

During the first half of 2018, dividends were collected from Ver T.V. for $18. These dividends were declared during year 2017, and as of December 31, 2017, they were pending collection.

Dividends collected from Teledifusora San Miguel Arcángel

During the first half of 2018, dividends were collected from Teledifusora San Miguel Arcángel for $8. These dividends were declared during year 2017, and as of December 31, 2017, they were pending collection.

Dividends collected from La Capital Cable

In June 2018, dividends were collected from La Capital Cable for $15, of which $5 were offset with financial debt with the company. These dividends were approved at the Ordinary Annual General Shareholders Meeting of June 14, 2018.

•                  Fiscal year 2017

Dividends paid by CV Berazategui

During the first half of 2017, CV Berazategui paid dividends to non-controlling interests for a total of $6. These dividends were approved by the Ordinary General Shareholders Meeting at its meeting held on April 25, 2017.

Dividends collected from Ver TV

In February 2017, Ver T.V. approved dividends for $77 of which $38 corresponded to Cablevisión according to its interests. Such dividends were collected during the first quarter of 2017.

During the month of June 2017, Ver T.V. approved dividends for $104 of which $51 correspond to the Company according to its interests. As of September 30, 2017, $13 of such dividends were collected.

Dividends collected from La Capital Cable

In May 2017, La Capital Cable voted dividends for $21 of which $10 corresponded to Cablevisión according to its shareholdings. Such dividends were collected during the second quarter of 2017, of which $8 were offset with financial debt with said company.

Dividends collected from Teledifusora San Miguel Arcángel

In June 2017, Teledifusora San Miguel Arcángel approved dividends for $24 of which $12 corresponded to Cablevisión according to its interests. As of September 30, 2017, such dividends were collected.

In August 2017, Teledifusora San Miguel Arcángel approved dividends for $69 of which $34 corresponded to the Company according to its interests. As of September 30, 2017, $3 of such dividends were collected.

TELECOM ARGENTINA S.A.

Additional information required by IAS 7

	Balances as of December 31, 2017	Incorporation by merger (Note 4.a)	Cash Flows (a)	Accrued interests	Exchange differences and currency translation adjustments and Others (b)	Balances as of September 30, 2018
Bank overdrafts	-	135	52	-	-	187
Bank loans – principal	194	8,194	21,188	-	31,718	61,294
Notes – principal	9,325	2,158	(1,476)	-	12,824	22,831
NDF	-	17	369	5	(391)	-
Accrued interests and related expenses	4	1,758	(2,454)	2,506	2,400	4,214
By purchase of equipment	1,317	-	(139)	28	1,148	2,354
Companies under section 33 - Law No. 19,550 and related parties	4	-	-	1	(5)	-
Total current and non-current financial debt (Note 13)	10,844	12,262	17,540	2,540	47,694	90,880

(a)              Correspond to $22,188 of debt proceeds, $2,563 of principal payments and $2,085 of interest and related expenses payments.

(b)             Others includes: (391) that were reclassified to Other receivables and (5) that were offset with dividends receivable.

NOTE 6 – TRADE RECEIVABLES

Trade receivables consist of the following:

	September 30,	December 31,
	2018	2017
Current Trade receivables
Ordinary receivables	14,542	2,196
Contractual asset IFRS 15 (Note 3.u)	45	-
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	80	40
Allowance for doubtful accounts	(1,714)	(483)
	12,953	1,753
Non-current trade receivables
Ordinary receivables	44	-
Contractual asset IFRS 15 (Note 3.u)	19	-
	63	-
Total trade receivables, net	13,016	1,753

Movements in the allowance for current doubtful accounts are as follows:

	September 30,
	2018	2017
At the beginning of the fiscal year	(483)	(347)
IFRS 9 retained earnings adjustment (Note 3.v)	(166)	-
Additions – Bad debt expenses	(1,990)	(384)
Currency translation adjustments	925	314
At the end of the period	(1,714)	(417)

TELECOM ARGENTINA S.A.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following:

	September 30,	December 31,
	2018	2017
Current other receivables
Prepaid expenses	1,607	408
Tax credits	1,317	86
Advances to suppliers	120	28
Settlement Pendings accounts	291	-
Guarantee deposits	24	76
Expenditure reimbursement	190	-
NDF (Note 21) (*)	1,373	-
Restricted funds (Note 18)	60	18
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	103	118
Receivables from sale of customer relationship	68	-
Other	756	94
Subtotal	5,909	828
Allowance for current other receivables	(13)	-
	5,896	828
Non-current other receivables
Prepaid expenses	446	30
Advances to suppliers	-	165
Tax credits	75	40
Restricted funds (Note 18)	69	-
NDF (Note 21) (*)	106	-
Regulatory Credits (Núcleo)	156	-
Guarantee deposits	47	-
Credit of indemnity for Tuves Paraguay acquisition	61	-
Receivables from sale of customer relationship	124	-
Other	339	2
Subtotal	1,423	237
Total other receivables	7,319	1,065

(*) Includes 1,470 of financial NDF.

Movements in the Allowance for current other receivables are as follows:

	September 30,
	2018	2017
At the beginning of the year	-	-
Increases	(13)	-
At the end of the period	(13)	-

NOTE 8 – INVENTORIES

Inventories consist of the following:

	September 30,	December 31,
	2018	2017
Mobile handsets and others	2,424	-
Radio equipment and others	57	115
Fixed telephones and equipment	6	-
Inventories for construction projects	408	-
Subtotal	2,895	115
Allowance for obsolescence of inventories	(64)	(32)
	2,831	83

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2018	2017
At the beginning of the year	(32)	-
Additions	(32)	(40)
At the end of the period	(64)	(40)

NOTE 9 – GOODWILL

	September 30,	December 31,
	2018	2017
Telecom Argentina (Note 4.a) (1)	59,657	-
Telemas S.A. (2)	706	399
Negocios Cablevisión	3,710	3,710
	64,073	4,109

(1)   Includes $4 corresponding to the goodwill of Tuves Paraguay. The increase with respect to the balance as of January 1, 2018 corresponds to the currency translation adjustment.

(2)         Indirect subsidiary throughout its participation in Adesol. The increase in the amounts with respect to balance as of December 31, 2017 corresponds to currency translation adjustments.

TELECOM ARGENTINA S.A.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2018	2017
PP&E before allowances and impairment	97,782	22,137
Valuation allowance for obsolecense and impairment of materials	(191)	(57)
Impairment of PP&E	(78)	-
	97,513	22,080

Movements in the valuation allowance for materials and impairment of materials are as follows:

	September 30,
	2018	2017
At the beginning of the year	(57)	(37)
Additions	(127)	(9)
Uses and currency translation adjustements	(7)	-
At the end of the period	(191)	(46)

Movements in the impairment of PP&E are as follows:

	September 30,
	2018	2017
At the beginning of the year	-	-
Additions	(78)	-
At the end of the period	(78)	-

Details on the nature and movements are as follows:

	Gross value as of December 31, 2017	Incorporation by merger (Note 4.a)	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of September 30, 2018
Real estate	714	13,132	2	435	96	(3)	14,376
Switching equipment	-	2,506	121	2,078	216	-	4,921
Fixed network and transportation	12,371	20,656	2,917	2,126	6,401	(1,235)	43,236
Mobile network access	30	7,665	7	2,137	1,861	(210)	11,490
Tower and pole	44	3,044	-	687	155	-	3,930
Power equipment and Installations	-	3,707	-	602	349	-	4,658
Computer equipment	1,447	4,243	441	3,295	755	(2)	10,179
Goods lent to customers at no cost	2,696	151	749	841	1,958	(1,309)	5,086
Vehicles	420	804	259	58	-	(45)	1,496
Machinery, diverse equipment and tools	619	152	19	32	106	-	928
Other	58	320	2	98	49	-	527
Asset retirement obligations	90	-	-	-	-	(2)	88
Construction in progress	5,277	3,941	5,674	275	(3,588)	(17)	11,562
Materials	4,118	2,426	11,858	297	(8,358)	(50)	10,291
Total	27,884	62,747	22,049	12,961	-	(2,873)	122,768

Total as of September 30, 2017	20,185	-	8,366	19	-	(2,892)	25,678

	Accumulated depreciation as of December 31, 2017	Depreciation	Currency translation adjustments	Decrease and reclassifications	Accumulated depreciation as of September 30, 2018	Net carrying value as of September 30, 2018	Net carrying value as of December 31, 2017
Real estate	(153)	(475)	(377)	-	(1,005)	13,371	561
Switching equipment	-	(535)	(1,787)	-	(2,322)	2,599	-
Fixed network and transportation	(3,915)	(4,966)	(1,425)	1,227	(9,079)	34,157	8,456
Mobile network access	(27)	(1,353)	(1,475)	33	(2,822)	8,668	3
Tower and pole	(9)	(430)	(373)	-	(812)	3,118	35
Power equipment and Installations	-	(545)	(409)	-	(954)	3,704	-
Computer equipment	(442)	(1,824)	(2,929)	1	(5,194)	4,985	1,005
Goods lent to customers at no cost	(422)	(1,679)	(715)	1,309	(1,507)	3,579	2,274
Vehicles	(239)	(188)	(45)	11	(461)	1,035	181
Machinery, diverse equipment and tools	(499)	(105)	(24)	-	(628)	300	120
Other	(38)	(75)	(79)	-	(192)	335	20
Asset retirement obligations	(3)	(9)	-	2	(10)	78	87
Construction in progress	-	-	-	-	-	11,562	5,277
Materials	-	-	-	-	-	10,291	4,118
Total	(5,747)	(12,184)	(9,638)	2,583	(24,986)	97,782	22,137

Total as of September 30, 2017	(4,771)	(2,809)	(4)	2,460	(5,124)	20,554

TELECOM ARGENTINA S.A.

NOTE 11 – INTANGIBLE ASSETS

Intangible assets consist of the following:

	Gross value as of December 31, 2017	Incorporation by merger (Note 4.a)	CAPEX	Currency translation adjustments	Decreases	Gross value as of September 30, 2018
3G/4G licenses	1,860	11,998	-	-	-	13,858
PCS license (Argentina)	-	7,138	-	-	-	7,138
Núcleo´s licenses	-	-	627	338	-	965
SRCE license	517	-	-	-	-	517
Customer relationship	-	10,682	-	180	(266)	10,596
Brands	23	8,825	-	-	-	8,848
Incremental Cost from the adquisition of contracts	-	-	792	27	-	819
Other	225	1,543	578	34	-	2,380
Total	2,625	(*) 40,186	1,997	579	(266)	45,121

Total as of September 30, 2017	2,146	-	479	-	-	2,625

	Accumulated amortization as of December 31, 2017	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of September 30, 2018	Net carrying value as of September 30, 2018	Net carrying value as of December 31, 2017
3G/4G licenses	-	(608)	-	-	(608)	13,250	1,860
PCS license (Argentina)	-	-	-	-	-	7,138	-
Núcleo´s licenses	-	(66)	(36)	-	(102)	863	-
SRCE license	(39)	-	-	-	(39)	478	478
Customer relationship	-	(1,893)	(12)	188	(1,717)	8,879	-
Brands	(8)	-	-	-	(8)	8,840	15
Incremental Cost from the adquisition of contracts	-	(162)	(23)	-	(185)	634	-
Other	(210)	(70)	(2)	-	(282)	2,098	15
Total	(257)	(2,799)	(73)	188	(2,941)	42,180	2,368

Total as of September 30, 2017	(225)	(31)	-	-	(256)	2,369

(*) Includes $(85) Retained earnings adjustment. Note 3.u).

NOTE 12 – TRADE PAYABLES

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	September 30,	December 31,
	2018	2017
Current
Suppliers and commercial accruals	23,635	3,589
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	522	297
	24,157	3,886
Non-current
Suppliers and commercial accruals	1,279	-
	1,279	-
Total trade payables	25,436	3,886

NOTE 13 – FINANCIAL DEBT

Financial debt consists of the following:

	September 30,	December 31,
	2018	2017
Current
Bank overdrafts – principal	187	-
Bank loans – principal	46,316	52
Notes – principal	2,227	-
By purchase of equipment	1,320	852
Accrued interest and related expenses	2,684	29
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	-	4
	52,734	937
Non-current
Notes – principal	20,604	9,325
Bank loans – principal	14,978	142
By purchase of equipment	1,034	465
Accrued interest and related expenses	1,530	(25)
	38,146	9,907
Total financial debt	90,880	10,844

TELECOM ARGENTINA S.A.

Bank overdrafts

As of September 30, 2018, Telecom Argentina had bank overdrafts amounting to approximately $187.

Bank and other financing entities loans

The following are the main conditions of bank loans as of September 30, 2018:

IFC and IIC loans

On July 5, 2016, Personal had accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$400 million.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBOR + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$392.5 million, net of expenses of US$7.5 million (equivalent to $5,956 as of the date of the disbursement).

On April 7, 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million maturing in September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBOR + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

The funds were effectively disbursed by IIC on September 18, 2017 (approximately $1,723).

Syndicated Loan

At its meeting held on January 31, 2018, the Board of Directors of the Company approved the execution of a syndicated loan agreement with several banks for up to a total of US$1,000 million, which will accrue compensatory interest at an annual rate equal to LIBOR for each period of interest accrual plus an applicable margin.

On February 2, 2018, the Company entered into a term loan agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million (the “Original Loan”). On February 9 and March 9, 2018, the Company borrowed US$650 million and US$350 million, respectively, under the Term Loan Agreement, that matures in February 2019. The proceeds of the Loans were used to finance capital expenditures, working capital and other general corporate purposes. The Loan bear interest at an annual rate equivalent to LIBOR plus the following margins: 1.25 percentage points during the first four months, 1.50 percentage points, during the following two months, 1.75 percentage points during the following three months and 2.25 percentage points during the last three months prior to the maturity date. Interest is payable quarterly or semiannually, at the Company’s option. The Company is permitted to make voluntary prepayments at any time without premium or penalty. The Company is required to make prepayments under the Loans (without payment of a premium) with net cash proceeds from bilateral or syndicated bank financings in excess of US$500 million, or underwritten offerings or private placements of any non-Peso denominated debt securities of the Company governed by a law other than the laws of Argentina with a tenor of at least three years. The Company is also required to prepay the Original Loans upon the occurrence of a change of control, at each lender’s option.

Subsequently, on October 8, 2018, the Company entered into a new agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for an aggregate principal amount of US$ 500 million (which can be increased, in accordance with the terms and conditions thereof) and to 48 months of term (the “Loan”).

TELECOM ARGENTINA S.A.

The disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBOR plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the expiration date; and will be payable quarterly in arrears.

The Company requested a disbursement of US$ 500 million on October 17, 2018. The funds were used to partially pre-pay the Original Loan. Additionally, in accordance with the provisions of the loan, the Company made an additional payment of US$ 100 million of the Original Loan, (as a condition precedent to the execution of the loan, the Company and the remaining parties of the Original Loan had agreed to a mandatory pre-cancellation amount equivalent to at least US$ 100 million). With these pre-cancellations, there has been a remaining amount of US$ 400 million of the Original Loan.

Other bank loans

As of September 30 2018, the Company mantains other bank loans for:

a)    US$4.5 million in a loan agreement with the Bank ICBC for financing imports, accruing interest at an annual rate of 6.0%, due in January 2022,

b)    US$3.2 million in a loan agreement with the Bank Itaú for financing imports, accruing interest at an annual rate of 5.0%, due in February 2020, and

c)    US$10.0 million in a loan agreement with the Bank Macro for financing imports accruing interest at an annual rate of 6.2%, due in August, 2019.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of September 30, 2018:

Principal nominal value (in millions of Guaraníes)	Amortization term	Book value (in million of pesos)
		Current	Non-current
60,000	1.0 years	279	139
25,000	1.2 years	174	-
283,000	5.7 years	-	1,975
368,000		453	2,114

The weighted average annual rate of these loans is 8.36% in Guaraníes and the weighted average amortization term of these loans is approximately 3 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Cablevisión

On April 20, 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión, the shareholders of Cablevisión approved, among other matters: i) the extension of the authorization of the Global Program for the Issuance of Notes (the “Program”), which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión on April 28, 2014, increasing the maximum amount of the outstanding notes that may be issued under this Program from a nominal value outstanding at any time of USD 500,000,000 (or its equivalent in other currencies) to USD 1,000,000,000 (or its equivalent in other currencies). The Shareholders’ Meeting renewed the delegation on the Board of Directors of the broadest powers in connection with the Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company; and ii) the extension of the authorization of the Short-Term Debt Securities (“VCPs”, for its Spanish acronym) program under the terms that had been originally approved.

On June 1, 2016, pursuant to its delegated powers, the Board of Directors of Cablevisión authorized the issuance of Class A Notes for a nominal value of USD 500,000,000 (the “Class A Notes”), at a fixed annual nominal interest rate of 6.50%, payable semi-annually as from June 2016, with final maturity in June 2021. Proceeds will be used for:

(i)                                     The settlement of the outstanding debt as of that date;

(ii)                                 The investment in fixed assets and other capital expenditures with the balance of the net proceeds (approximately USD 89,100,000).

TELECOM ARGENTINA S.A.

On October 30, 2017, within the framework of the merger between Cablevision and Telecom Argentina (Note 4.a), Cablevision called for an Extraordinary Noteholders’ Meeting in order to request its holders of Class A Notes, the amendment and/or removal of certain clauses (or parts there of) of the Indenture Agreement executed on June 15, 2016 between Cablevision, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On December 11, 2017, the holders of Class “A” Notes held an Extraordinary Noteholders’ Meeting with a quorum of 81.8621626 % of the total capital and votes under the Notes. At that Shareholders’ Meeting, the shareholders unanimously decided to approve the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between the Company, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

As a result of the amendment of the Indenture referred to above, the Company’s covenants under the Notes include: (i) limitation on the issuance of guarantees by the Company and its subsidiaries; (ii) merger by acquisition and consolidation, (iii) limitation on incurring debt above certain approved ratios, and (iv) limitation on the issuance and sale of significant subsidiaries’ shares with certain exceptions, among others, certain clauses that restricted sales of assets under certain conditions, certain payments and related party transactions under certain circumstances and the distribution of dividends, were eliminated.

Cablevision Notes were assumed by the Company on January 1, 2018 due to the merger (Note 4.a).

For this purpose, Telecom Argentina, as successor of Cablevisión S.A., the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, have signed a supplement to the Trust Agreement formalizing the absorption of the Notes of Cablevisión S.A. by Telecom Argentina S.A.

Telecom Argentina

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities.

Under the aforementioned program, Telecom Argentina submitted a prospectus for the issuance of Notes to the CNV that was approved on April 24, 2018. Subsequently, on April 25, 2018, the CNV approved the prospectus supplement corresponding to the Notes. Class 1 for a nominal value of up to US$ 500,000,000 (extendable up to US$ 1,000,000,000). This supplement was extended several times, finally expiring on August 3, 2018.

In accordance with the provisions governing the placement mechanism of the Notes provided in the Prospectus Supplement, Telecom Argentina decided to temporarily suspend, until further notice, the period of placement of the Notes. Telecom Argentina will publish a complementary notice to the Prospectus Supplement, announcing the date on which the Offer Period will be resumed and the Award Date.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, had approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV had authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Within such Program, Personal issued notes in four series of which two are in force as of September 30, 2018, having cancelled Series I and III on their respective due dates:

TELECOM ARGENTINA S.A.

a)                 Series II

Issuance date: December 10, 2015.

Amount involved: $149,000,000

Expiration Date: 36 months from its issuance date (December 10, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (December 10, 2018).

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

b)       Series IV

Issuance date: November 16, 2016.

Amount involved: US$77,900,400

Expiration Date: 24 months from its issuance date (November 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (November 16, 2018).

Interest rate: Series IV notes bear interest from its issuance date until their maturity date at a nominal fixed annual rate equivalent to 4.85%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

The funds arising from the Series I (already cancelled), and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The funds arising from the Series III (already cancelled to date) and IV notes were used for local bank overdrafts cancellation (“refinancing of liabilities”).

The terms and conditions of the Notes issued by Personal provide for certain events of default which are considered standard for these kinds of operations.

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to compliance of certain requirements and conditions.

Personal Notes were assumed by the Company on December 1, 2017 due to the Reorganization, Note 4.f.2).

As of the date of issuance of these unaudited consolidated financial statements, Telecom is in compliance with its respective loans agreements’ commitments.

Until September 30, 2018, the Company had repurchased approximately US$0.5 million and US$26.8 million nominal value of capital) corresponding to Cablevisión’s notes and Series IV Personal, respectively. Additionally, as of the date of issuance of these unaudited consolidated financial statements, the Company has repurchased approximately US$2.7 million (nominal value) of the Series IV Personal Notes. These transactions were carried out at the value of the fair value of each repurchase date, which did not differ significantly from its book value at that date.

Loans for purchase of equipment

As of September 30, 2018, the Company has debt agreements corresponding to financing for the purchase of equipment, the which amounts to approximately US$55.4 million. Such contracts have an average maturity term of between 36 and 49 months with partial repayments and accrue an average annual interest of 5.25%.

TELECOM ARGENTINA S.A.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

The compensations policies for Directors and Managers of the Company and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensations are dependent upon the level of responsibility required for the position and its market competitiveness, variable compensations are driven by the goals established on an annual basis and also by the fulfillment of long and medium term goals.

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	September 30,	December 31,
	2018	2017
Current
Salaries, annual complementary salaries, vacation and bonuses	3,427	1,136
Social security payables	920	614
Termination benefits	221	1
	4,568	1,751
Non-current
Termination benefits	245	-
	245	-
Total salaries and social security payables	4,813	1,751

Compensation for the Key Managers of Telecom Group for the periods ended September 30, 2018 and 2017 are shown in Note 27.e).

NOTE 15 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable of Telecom Group are presented below:

	September 30,	December 31,
	2018	2017
Tax carryforward	(6,608)	(3)
Allowance for doubtful accounts	(689)	(182)
Provisions	(1,048)	(268)
Inventory	(221)	-
Pension and termination benefits	(184)	-
PP&E and Intangible assets	17,170	746
Cash dividends from foreign companies	361	-
Mobile handsets financed sales	187	-
Other deferred tax liabilities (assets), net	310	(71)
Total deferred tax liabilities, net	9,278	222
Actions for recourse tax receivable	(774)	-
Total deferred tax liability, net	8,504	222

Net deferred tax assets	(78)	(44)
Net deferred tax liabilities	8,582	266

As of September 30, 2018, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $22,027, which calculated considering statutory income tax rate represent a deferred tax asset of approximately $6,608. The Telecom Group estimates that non-recoverable cumulative Tax carryforward amounted to $0.4 as of that date.

Following, the detail of the maturities of estimated Tax carryforward is disclosed:

Company	Tax carryforward generation year	Tax carryforward amount as of 09.30.2018 (in millions $)	Tax carryforward expiration year
Inter Radios	2015	8	2020
Pem	2016	1	2021
Inter Radios	2017	1	2022
Telecom Argentina	2018	22,013	2023
Inter Radios	2018	4	2023
		22,027

Income tax benefit (expense) consists of the following:

	Nine-month periods ended September 30,
	2018	2017
	Profit (loss)
Current tax expense	(82)	(2,352)
Deferred tax benefit	8,687	(53)
Income tax benefit (expense)	8,605	(2,405)

TELECOM ARGENTINA S.A.

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax (loss) income as a result of the following:

	Nine-month periods ended September 30,
	2018	2017
	Profit (loss)
Pre-tax (loss) income	(27,145)	6,961
Non taxable items - Earnings from associates	(129)	(116)
Non taxable items – Other	114	74
Subtotal	(27,160)	6,919
Weighted statutory income tax rate (*)	30%	35%
Income tax expense at weighted statutory tax rate	8,143	(2,422)
Difference of statutory tax rates in foreign subsidiaries	-	25
Recovery of minimum presumed income tax	-	(8)
Income tax on cash dividends of foreign companies	(34)	-
2018 CAPEX amortization update	496	-
Income tax benefit (expense)	8,605	(2,405)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for 2017, is 30% for the years 2018-2019 and will be 25% for the year 2020 and onwards (see Note 3.o). In Paraguay is 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented and in the USA the effective tax rate was 39.5% for 2017 and 26.5% for 2018 onwards.

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (October 14, 2014, February 6, 2015 and April 10, 2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015, 2016 and 2017 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011 and 2012 for a total amount of $509 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these unaudited consolidated financial statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Company’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow the Company to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $774 as of September 30, 2018. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

TELECOM ARGENTINA S.A.

NOTE 16 –TAXES PAYABLES

Taxes payables consist of the following:

	September 30,	December 31,
	2018	2017
Current
Income tax (*)	29	1,437
Other national taxes	1,140	322
Provincial taxes	505	23
Municipal taxes	159	76
	1,833	1,858

Non- current
Other national taxes	29	3

	29	3
Total taxes payables	1,862	1,861

(*) Includes 4 corresponding to Tax Regularization Regime - Law No. 26,476 as of September 30, 2018.

Information on the composition of Income tax benefit (expense) included in the unaudited consolidated financial statements is disclosed Note 15.

NOTE 17 – OTHER LIABILITIES

Other liabilities consist of the following:

•                  revenues received from connection fees for fixed telephony, cable television, data and Internet, nonrefundable;

•                  revenues collected by remaining traffic and packages of data from unexpired cards;

•                  the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

•                  the advanced collection of revenues from services of international capacity;

•                  the advanced collection of construction projects;

•                  deferred revenue from government subsidies for the acquisition of PP&E;

•                  pension benefits; and

•                  any liability not included in the other liability items.

	September 30,	December 31,
	2018	2017
Current
Deferred revenues on prepaid calling cards	732	20
Deferred revenues on connection fees and international capacity leases	173	79
Deferred revenues on construction projects	296	-
Mobile customer loyalty programs	123	-
Compensation for directors and members of the Supervisory Committee	40	-
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	3	3
Other (*)	228	1
	1,595	103
Non-current
Deferred revenues on connection fees and international capacity leases	408	134
Pension benefits (Note 3.m)	265	-
Mobile customer loyalty programs	189	-
Other (*)	53	-
	915	134
Total other liabilities	2,510	237

(*) Includes deferred revenue from subsidiaries for government subsidies for the acquisition of PP&E.

Movements in the pension benefits are as follows:

	September 30,
	2018	2017
At the beginning of the year	-	-
Incorporation by merger (Note 4.a)	214	-
Service cost (*)	15	-
Interest cost (**)	43	-
Payments	(7)	-
At the end of the period	265	-

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other Financial expenses, net.

TELECOM ARGENTINA S.A.

NOTE 18 – PROVISIONS

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is achieved after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2018, the Company has established provisions in an aggregate amount of $3,871 to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2018, these restricted funds totaled $129 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2017	Incorporation by merger (Note 4.a)	Additions		Reclassifications	Reclassifications against debts	Payments	Balances as of September 30, 2018
			Capital	Interest (i)
Current
Provisions	-	406	50	-	198	60	(223)	491
Total current provisions	-	406	50	-	198	60	(223)	491
Non- Current
Provisions	856	1,255	507	375	(198)	-	(90)	2,705
Asset retirement obligations	236	371	10	66	-	-	(8)	675
Total non-current provisions	1,092	1,626	517	441	(198)	-	(98)	3,380

Total provisions	1,092	2,032	(ii) 567	441	-	60	(321)	3,871

(i)               Charged to finance costs, net, interest for provisions line item.

(ii)             Charged $521 to Other operating income and expenses and $46 to currency translation adjustments.

	Balances as of December 31, 2016	Additions		Payments	Balances as of September 30, 2017
		Capital	Interest (iii)
Non- Current
Provisions	727	155	19	(99)	802
Asset retirement obligations	228	15	12	(22)	233
Total non-current provisions	955	170	31	(121)	1,035

Total provisions	955	(iv) 170	31	(121)	1,035

(iii)           Charged to finance costs, net, interest for provisions line item.

(iv)           155 charged to Other operating income and expenses and 15 charged to PP&E (CAPEX).

1.             Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

a)             Profit sharing bonds

Various legal actions are brought, mainly by former employees of the Company against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Since the Argentine Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of the Company, there is an increased probability that the Company has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

TELECOM ARGENTINA S.A.

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay –the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after November 8, 1990 and that were not members of the PPP.

This judicial precedent is consistent with the criteria followed by the Company for estimating provisions for these demands, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees not included in the PPP.

Legal action’s statute of limitations criteria: Argentine Supreme Court of Justice ruling “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of these unaudited consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of September 30, 2018, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of issuance of these unaudited consolidated financial statements.

Federación Argentina de las Telecomunicaciones and others against Telecom Argentina S.A. in relation to worker shareholding participation

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

TELECOM ARGENTINA S.A.

In June 2013, the Company filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by the Company to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

On December 20, 2017, the Court of First Instance on Labor Matters No. 19 dismissed the claim on the grounds that the claimant lacks of active legitimization because it is an individual claim, not a collective one. The claimant filed an appeal, which is pending before Chamber 7 of the Court of Appeals.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bonds issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

b)             Former sales representative claims of Personal and Nextel

Former sales representatives of Personal and Nextel have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. The Company´s Management believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in lower amounts than those claimed. As of the date of issuance of these unaudited consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

The Company’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on the Company’s results and financial position.

c)             Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assessment of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of September 30, 2018. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $61 as of September 30, 2018.

TELECOM ARGENTINA S.A.

d)             Task Solutions against/ Telecom Personal S.A. S/ Ordinario S.A. and Task Solutions against/Telecom Argentina S.A. S/ Ordinario

Task Solutions S.A., a company whose main activity was the contact center, promoted a lawsuit against Telecom Argentina and Telecom Personal, claiming the amount of $408,721,835 for damages and losses suffered during the contractual relationship between those companies, as well as the non-renewal of the relationship between them. Task Solutions S.A. maintains that its only contractual relationship was with the defendant companies and that the non-renewal of their relationship caused its cessation of payments. On August 27, 2018, the claims were answered, the facts and the compensation claimed were denied and the Company requested the unconstitutionality of the punitive damages claimed. The Company reproved the amounts already paid in relation to labor items. Likewise, a claim was made for the amounts that eventually will have to be paid for that same concept in the future. Such estimation may be modified in relation to the proof that is produced in the case.

As of September 30, 2018, the Company’s Management, with the assistance of its legal advisors, has established provisions that it considers sufficient to cover the risks arising from the judgments indicated, taking into account the arguments and jurisprudential background available at the date of issuance of these unaudited consolidated financial statements.

2.             Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d) SU Fund in Telecom Argentina in relation to its original license for the provision of the SBT and in the last paragraph of section “Regulator’s Penalty Activities” mentioned above, is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

a.             Radioelectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has strong legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. Personal’s Management believes that it has strong legal arguments to defend its position. However, it cannot be assured that such arguments will be accepted by the ENACOM.

The difference resulting from both sets of liquidation criteria is of approximately $717 since October 2016, plus interests.

b.             “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by Section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

This claim is at a preliminary stage as of the date of issuance of these unaudited consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

TELECOM ARGENTINA S.A.

The plaintiffs are seeking damages for unspecified amounts. Although the Company believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

c.             Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement to certain customers – Abono Fijo - of an amount of a period of two months since the alleged inconsistencies of the plaintiff.

The Company’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

The Company answered the complaint and made a proposal that was rejected by the Supreme Court of Justice of the Nation, which ordered that the case continued in commercial courts. The cause was open to trial and the parties are producing the evidence offered.

The Company’s Management considers that there are strong arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

d.             Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a punitive damages to Personal.

This claim is substantially similar to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these unaudited consolidated financial statements, this claim is at preliminary stage since the demand notifications of everyone involved have not yet been finalized.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

e.             Claims of some Content Providers to the Company

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, four of those companies initiated and obtained in court, precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators providers of audiotext and mass calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order those providers. In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On March 22, 2017, Personal’s Management, with the assistance of its legal advisors and due to its solid grounds, filed an administrative appeal against Resolution No. 1,122 before the former Ministry of Communications. In addition, Personal has brought legal actions to safeguard its rights.

On the other hand, it should be noted that the Company has renewed the commercial agreements with most of the providers of these contents, which are still in force.

TELECOM ARGENTINA S.A.

On September 29, 2017, the ENACOM notified Personal with ENACOM Resolution No. 2,408/17, whereby it rejected the reconsideration appeals filed by Movistar and Claro against Resolution No. 1,122, and the suspension of the effects of said resolution requested by Personal, Movistar and Claro. In addition, in the same act, it rejected the reconsideration appeal filed by Personal against ENACOM Note No. 29/17 (in connection with the supplier MOVICLIPS). The appeal filed by Personal against Resolution No. 1,122 with the former Ministry of Communications is still pending resolution.

f.                “Asociación por la Defensa de Usuarios y Consumidores against/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers. The claim is currently about to dictate sentence.

In 2015 the Company took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Currently it is pending judgment.

The Company’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

g.             Claims by Trade Unions for Union Contributions and Payments

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH and the Union of telephony workers and employees of Tucumán (Sindicato de Obreros y Empleados Telefónicos de Tucumán) filed 7 legal actions against Telecom Argentina claiming the union contributions and payments set forth in the respective Collective Bargaining Agreements (“CBA”) corresponding to the third party employees rendering services to Telecom Argentina, for the not prescribed term of 5 years, plus the damages caused by the lack of payment of such items. (The items claimed are the Special Fund and the Solidarity Contribution).

The unions mentioned sustain that Telecom Argentina is jointly liable for the payment of the above-mentioned contributions and payments, based on the provisions of sections 29 and 30 of the Labor Contract Law and the nonperformance of the CBA as to its obligation to inform the Union on the hiring of third parties.

All claims were answered and procedural terms are suspended. In all cases, new hearings were appointed in the terms of art. 80 and the parties requested a new suspension of terms as a result of possible extrajudicial negotiations. The suits are for an undetermined amount.

Although the Company’s management considers that there are strong arguments for these actions to be decided on its favor, as there is no case law in the matter, no assurance can be given on the final outcome of these claims.

h.             Claim for damages between Supercanal Holding S.A. and Cablevisión

Multicanal has filed several legal actions seeking the nullity of: i) all the ordinary shareholders’ meetings held by Supercanal Holding S.A. from the year 2000 until February 2018; and ii) the sureties granted by Supercanal S.A. securing bank loans granted exclusively for the benefit of the controlling group of Supercanal Holding S.A. (Grupo Uno S.A. and its affiliates). In addition, a legal action was filed seeking the dissolution and liquidation of Supercanal Holding S.A. together with a legal action seeking the removal of all the members of the Board of Directors and the Supervisory Committee and the dissolution of Supercanal Capital N.V. Supercanal Holding S.A. On March 29, 2000 Supercanal Holding S.A. filed for concurso preventivo (judicial restructuring proceedings) with National Court of First Instance on Commercial Matters No. 20, Clerk’s Office No. 40, and the proceedings began on March 27, 2001.

Upon the revocation of an injunction initially granted in favor of Multicanal S.A. in the case entitled “Multicanal S.A. c/Supercanal Holding S.A. s/sumario”, where it sought to nullify the January 25, 2000 Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. where it was resolved to reduce the capital stock of Supercanal Holding S.A. to $12,000 pesos and a subsequent increase thereof to $83,012,000 pesos, Multicanal S.A. was notified on December 12, 2001 of the filing by Supercanal Holding S.A. of a claim for the damages allegedly caused to it by the issue of the injunction that was subsequently revoked. The alleged damage is that the suspension of the effects of the meeting of January 25, 2000 would have led Supercanal Holding S.A. to suspend payments. Multicanal S.A. answered to such claim by denying all liability on the grounds that Supercanal Holding S.A.’s inability to pay its obligations when due had begun before the date of the suspension of the shareholders meeting according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent the capitalization of Supercanal Holding S.A. through other alternative means. Based on the factual and legal findings of the case, Cablevisión, as Multicanal’s continuing company considers that the claim should be rejected in its entirety, and that the legal costs should be borne by the plaintiff. The case is in the discovery period. In addition, the court of First Instance has dismissed Supercanal Holding S.A.’s request that it be allowed to sue without paying court fees or costs and that decision has been confirmed by the National Court of Appeals.

TELECOM ARGENTINA S.A.

On June 15, 2018, Telecom Argentina, Grupo Clarín, Supercanal and América TV executed a settlement agreement in order to terminate the claims existing among the parties. Those companies executed a framework agreement whereby, among other issues, América TV expressly waived its claim for the exhibition of its signals “América TV” and “A24” in Cablevisión’s (now Telecom Argentina’s) programming grid, waiving its right to bring any claims in that regard and recognizing that it has nothing to claim against Telecom Argentina for any other cause as of the date of the agreement. In addition, a share transfer agreement was executed whereby Telecom Argentina -in its capacity as successor of Cablevisión-absorbing company of Multicanal- assigned in favor of Supercablecanal S.A. the shares- and all the rights inherent to them- it holds and owns in Supercanal and Supercanal Holding S.A. as of the date of execution of the agreement. Pursuant to the settlement agreement, the parties have agreed that all costs of the proceedings shall be borne by Supercanal S.A.

i.                 Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI” for its Spanish abbreviation)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010, having cable television operators to adjust such amount semi-annually and inform the result of such adjustment to such Office.

Even though as of the date of these unaudited consolidated financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by Resolution No. 50/10 to calculate the monthly subscription prices, the Company believes that such Resolution is arbitrary and bluntly disregards its freedom to contract, which is part of the freedom of industry and trade, and therefore it has filed the pertinent administrative claims and will proceed to file the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately the nullification thereof.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, which could significantly affect the revenues of its core business. This creates a general scenario of uncertainty regarding the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, it should be noted that as of the date of these unaudited consolidated financial statements, according to the decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish abbreviation). Upon being notified to the SCI and the Ministry of Economy on September 12, 2011, such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a $5 fine on Cablevisión alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5, which decided to reduce the fine to $300,000 pesos. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services to be provided by Cablevisión to its subscribers. The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended. Subsequently, the SCI issued Resolutions No. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which it extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to $152 pesos. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, which ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 limit to apply Resolution No. 50/10, the Company continues to be protected by the preliminary injunction, and therefore the normal operation thereof will not be affected.

TELECOM ARGENTINA S.A.

On September 23, 2014, the Court issued a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Federal Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all the claims relating to this matter are pending before the Federal Court of Mar del Plata. The judge has not yet ordered discovery proceedings in respect of the main claim, “La Capital Cable v. National Government s/ Ordinary Proceeding”.

Decisions made on the basis of these unaudited consolidated financial statements shall consider the potential impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s unaudited consolidated financial statements should be read in light of such uncertainty.

The Company´s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense.

j.                 Resolution No. 16,765 of the CNV

On March 16, 2012, CNV issued Resolution No. 16,765 whereby it ordered the conduction of a preliminary investigation (sumario) against Cablevisión, its directors and members of the Supervisory Committee for an alleged failure to comply with its reporting duties. The CNV considers that this deprived investors of the possibility to become fully aware of the decision issued by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” (which as of this date has been resolved) and that a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010 would not have been disclosed.

On April 4, 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed and the legal brief has been submitted.

The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the preliminary investigation proceeding will be favorable.

k.             Resolution No. 17,769 of the CNV

On August 28, 2015, Cablevisión was served notice of Resolution No. 17,769 dated August 13, 2015 whereby the CNV the conduction of a preliminary investigation (sumario) against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation relating to the registration of the authorities appointed in the General Meeting of Shareholders of Cablevisión held on April 30, 2000 and the update of the particulars of its registered office in the Autopista de Información Financiera.

On January 20, 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26,831 and Section 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (amended text of 2013).

The Company and its advisors believe that same has strong arguments in its favor on this matter, but no assurance can be given that the outcome of the preliminary investigation proceeding will be favorable.

l.                 Televisora Privada del Oeste S.A. against/ Grupo Clarín S.A. y otros s/ ordinario

On May 30, 2013, the Company was served notice of a claim in the case “TELEVISORA PRIVADA DEL OESTE S.A. c/ GRUPO CLARÍN S.A. Y OTROS s/ ORDINARIO”, Record No. 99,078/2011. The claim seeks damages resulting from certain decisions made in respect of Televisora Privada del Oeste S.A., such as maintaining the license and/or the investment after the merger of Multicanal S.A. with Cablevisión. Cablevisión and Grupo Clarín, among others, are defendants in such lawsuit. Cablevisión, Grupo Clarín S.A. and Pem S.A. were notified of the claim and have answered it in due time and form. The proceeding is now in the discovery stage.

According to the opinion of the Company’s legal advisors, the chances of success of the claim are low because the damages claimed are clearly overstated, the actual damage invoked does not exist and the claim is procedurally inappropriate, both on a factual and on a legal basis. In view of the degree of conflict that has arisen among the parties and the length of time it is taking to reach a solution, the Company cannot ascertain the outcome of this claim.

m.         Additional rate for the “Impuesto a la Renta Comercial, Industrial o de Servicios” (Tax on Commercial, Industrial or Services Revenues or “IRACIS”)

On April 5, 2017, a subsidiary of the Company received a notice from the Under-Secretary of Taxes of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the retained earnings of the companies merged in 2014.

TELECOM ARGENTINA S.A.

The Company´s subsidiary considers that it has strong arguments to support its position, but no assurance can be given on the final outcome of this claim.

3.             Remote Contingencies

The Telecom Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted and/or disclosed additional information in these unaudited financial statements related to the resolution of these issues.

4.             Contingency Asset

a.             “AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of the Company’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $182 as of September 30, 2018, of which $143 are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by the AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, the AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$12.5 million. The proposal considered that if the advertising compensation was not realized in one year, AFA would pay to Telecom the agreed amount. The Company analyzed the quality of the assets offered by the AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, the Company formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which then was suspended by the AFA electoral process.

In January 2016 both parties resumed conciliatory negotiations, while the Company reserved its right to exercise legal claims on the amounts due.

In June 2016 the Company initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016 and a third and the last one was held on August 23, 2016, which resulted in no agreement between the parties.

As of the date of issuance of these unaudited consolidated financial statements, the Company initiated a new prejudicial mediation procedure which was finished without agreement on February 15, 2018, and its preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. The Company’s Management with the assistance of its external advisor believes that they have strong legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

TELECOM ARGENTINA S.A.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $143 as of September 30, 2018) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

NOTE 19 – COMMITMENTS

a)           Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $33,385 as of September 30, 2018 (of which $8,519 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)          Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

Some of the obligations included in the Terms and Conditions are the following:

•    Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that would not exceed 60 months.

•    Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

•    For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

For further detail of the obligations involved, see SC Resolution No.37/14, No. 38/14 and its amendments and supplementary regulations.

The terms will be counted as stipulated in this respect by Section 4 d) of Decree 1,340/16 (see Note 2.e).

NOTE 20 – EQUITY

Equity includes:

	September 30,	December 31,
	2018	2017
Equity attributable to Controlling Company	108,000	11,694
Equity attributable to non-controlling interest	2,931	567
Total equity (*)	110,931	12,261

(*) Additional information is given in the unaudited consolidated statements of changes in equity.

(a)  Capital Stock

As of September 30, 2018, the total capital stock of Telecom Argentina amounted to $2,168,909,384 pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 2,153,688,011 are entitled to one vote per share, since 15,221,373 are treasury shares that were acquired by the Company.

All of the Class B Shares and Class C Shares and 340,994,852 Class A Shares of Telecom Argentina are authorized for public offering granted by the CNV and the SEC. Class B Shares are listed and traded on the leading companies panel of the BYMA and the NYSE.

Each American Depositary Share (ADS) represents 5 Class B shares of the Company and is traded on the NYSE under the ticker symbol TEO.

As of December 31, 2017, the total capital stock of Telecom Argentina amounted to pesos 984,380,978, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 969,159,605 are entitled to one vote per share, since 15,221,373 are treasury shares that were acquired by the Company.

TELECOM ARGENTINA S.A.

Pursuant to the Pre-Merger Commitment and the Final Merger Agreement, mentioned in Note 4.a), Telecom Argentina issued, effective as of January 1, 2018, 342,861,748 Class A Shares and 841,666,658 Class D, all of them common book-entry shares, with nominal value of $1 peso and entitled to one vote per shares, which have been fully paid in. The Merger, the consequent increase in the capital stock and the modification of the company bylaws were registered with the Public Registry of Commerce under the IGJ on August 30, 2018. For more information, see Note 4.a) to the unaudited consolidated financial statements.

These unaudited consolidated financial statements were prepared taking into consideration the provisions of IFRS 3 (Business Combinations). As a consequence of the foregoing and as explained in the Basis of Presentation (Note 1.a), the shareholders’ equity as of December 31, 2017 and its evolution in the statement of changes in equity for the nine-month period ended September 30, 2017 presented as comparative information arise from the information reported by Cablevisión (acquirer for accounting purposes).

The capital stock of Cablevisión as of December 31, 2017 and December 31, 2016 amounted to pesos 1,200,000,000 represented by 120,000 common book-entry shares with nominal value of pesos 10,000 and entitled to one vote per share, as decided at the General Extraordinary Shareholders’ Meeting held on June 30, 2016.

The breakdown of the capital stock of Cablevisión as of December 31, 2017 was as follows:

Shareholders	Number of Shares	Equity Interest
CVH (1) (3)	34,425	28.7
VLG (1)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
CVH (2)	6,782	5.7
Total	120,000	100.0

(1)                      Class A shares.

(2)                      Class B shares.

(3)                      CVH held a 50% equity interest in VLG.

The dissolution of Cablevisión, due to the Merger, was registered in the Public Registry of Commerce in charge of IGJ on August 30, 2018 under No. 16346, L° 91 T° of Stock Companies.

(b) Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan. In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

As required by the executive committee of PPP, the Annual Shareholders Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. That delegation does not include 4,593,274 Class “C” shares of the Fund of Guarantee and Repurchase, that were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico (“Garcias de Vicchi”)”, with respect to which the Annual Shareholders Meetings considered that there were legal impediments to approve that delegation of faculties for their conversion to Class “B”. As of December 31, 2011, the 41,339,464 Class “C” shares had been converted to Class “B” in eleven tranches.

With the injunction measure issued in the case Garcías de Vicchi having been revoked, the Board of Directors of the Company convened the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” Shares, that were held on December 15, 2011, and approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. As of December 31, 2016, 4,358,526 Class “C” shares have already been converted into Class “B” shares in 10 tranches.

As of the date of issuance of these unaudited consolidated financial statements, 234,748 Class “C” shares are still pending to be converted into Class “B” shares.

(c) Capital Market Act - Law No. 26,831 and amendments

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Gazette. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition.

TELECOM ARGENTINA S.A.

Productive Financing Law

On May 11, 2018, Productive Financing Law No. 27,440 was published in the Official Gazette. This law established several amendments to the Capital Markets Law No. 26,831 regarding the extent of the powers of the CNV; the exercise of preemptive rights on shares offered through public offering in the case of capital increases; private placements; public tender offers; the jurisdiction of the federal commercial courts of appeals to review the resolutions issued or sanctions imposed by the CNV, among other amendments.

With regard to public tender offers, under the previous regime, the offeror was obliged to formulate a “fair” price to be fixed by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by Law No. 27,440 to the Capital Markets Law, the obligation is objective and consists in offering the higher of two existing prices: the price that the offeror would have paid or agreed during the 12 months immediately preceding the first day of the public tender offer period, and the average price of the securities subject to the offer during the semester immediately preceding the date of the announcement of the transaction under which the change of control is agreed upon.

(d) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company should sell its treasury shares within three years of the date of acquisition, although the Company´s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of September 30, 2018 amounts to $461.

The Company’s Shareholders’ Meeting held on April 29, 2016 approved a three-year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of September 30, 2018 the Company owns 15,221,373 treasury shares, representing 0.70% of its total capital. The acquisition cost of these shares in the market amounted to $461.

TELECOM ARGENTINA S.A.

(e) Law No. 27,260 of “Historical Repair to Retired and Pensioned”

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 on “Declaration of public interest of the protection of the social participations of the National State that make up the investment portfolio of the “Sustainability Guarantee Fund of the Argentine Pension Integrated System” in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1. Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

(f) Decree No. 894/2016: exercise of corporate, political and economic rights by the ANSES

On July 28, 2016, Decree No. 894/2016 was published in the Official Gazette, providing that in those corporations which shares are part of the Sustainability Guarantee Fund of the Argentine Pension Integrated System’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/2016 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/2012 and No.196/2015 (the latter in connection with its delimitation of responsibility).

NOTE 21 – FINANCIAL INSTRUMENTS

a)           Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of September 30, 2018 and as of December 31, 2017, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of September 30, 2018	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Amortized cost
Assets
Cash and cash equivalents (1)	9,182	555	-	9,737
Investments	9,477	2,295	-	11,772
Trade receivables	13,016	-	-	13,016
Other receivables (2)	1,687	1,166	313	3,166
Total	33,362	4,016	313	37,691
Liabilities
Trade payables	25,436	-	-	25,436
Financial debt	90,880	-	-	90,880
Salaries and social security payables	4,813	-	-	4,813
Other liabilities and dividends payables (2)	467	-	-	467
Total	121,596	-	-	121,596

(1) Includes 4,697 as of September 30, 2018, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

		Fair value
As of December 31, 2017	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	3,490	924	-	4,414
Investments	2	108	-	110
Trade receivables	1,753	-	-	1,753
Other receivables (2)	918	-	-	918
Total	6,163	1,032	-	7,195

Liabilities
Trade payables	3,886			3,886
Financial debt	10,844	-	-	10,844
Salaries and social security payables	1,751	-	-	1,751
Other liabilities (2)	4,315	-	-	4,315
Total	20,796	-	-	20,796

(1) Includes 3,468 as of December 31, 2017, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

TELECOM ARGENTINA S.A.

Gains and losses by category – 9 months of 2018

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	11,329	1,073
Financial liabilities at amortized cost	(60,408)	(2,540)
Financial assets at fair value through profit or loss	3,346	-
Total	(45,733)	(1,467)

Gains and losses by category – 9 months of 2017

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	19	-
Financial liabilities at amortized cost	(1,287)	(487)
Financial assets at fair value through profit or loss	56	127
Total	(1,212)	(360)

b)        Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Telecom Group are classified according to the three levels set out in IFRS 7:

-                   Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-                  Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-                   Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of September 30, 2018 and as of December 31, 2017, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These investments are included in Cash and cash equivalents and Investments. The Telecom Group has other short-term investments amounting to $378 and $991 as of September 30, 2018 and as of December 31, 2017, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore, its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of September 30, 2018 and as of December 31, 2017 the Telecom Group has Government bonds in an amount of $2,294 and $34, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Other investments at fair value: These investments are included in Cash and Cash equivalents and in Investments. The Company has other investments at fair value in an amount of $178 and $7 as of September 30, 2018 and December 31, 2017, respectively. Fair Value was determined using information from active markets, valuing each investment to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During the nine-month periods ended September 30, 2018 and 2017, there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, investments at amortized cost, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

TELECOM ARGENTINA S.A.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of September 30, 2018 and as of December 31, 2017 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits and Other investments at amortized cost (included in Cash and cash equivalents)

The Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months. The carrying amount reported in the statement of financial position approximates fair value.

Current and non-current Investments valued at amortized cost

As of September 30, 2018, fair value of investments valued at amortized cost amounts to $8,810 and its carrying value amounts to $9,477. As of December 31, 2017 fair value of those investments approximates fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted.

Financial Debt

As of September 30, 2018, loans’ fair value amounts to $90,359 and its carrying value amounts to $90,880. As of December 31, 2017 loans’ fair value amounts to $11,459 and its carrying value amounts to $10,844.

Salaries and social security payables

The carrying amount of Salaries and social security payables, reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

c)         Hedge accounting

The Telecom Group believes that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the IFRS 9 are met:

a)       The hedging relationship consists only of eligible hedging instruments and hedged items;

b)      At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)       The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;
(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as the one provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually uses to cover that amount of the hedged item.

TELECOM ARGENTINA S.A.

During year 2017 and the nine-month period ended September 30, 2018

b.            LIBOR Hedges

During 2017, the Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the International Finance Corporation loan amounting to US$400 million. The agreements effective from March 15, 2017 hedge an amount if US$300 million, while those effective from September 15, 2017 hedge the outstanding US$100 million. Such NDF allow fixing the variable rate all along the loan term in a range between 2.087% and 2.4525% nominal annual rate (resulting in a weight average of 2.2258%).

As of September 30, 2018, Telecom recognized a receivable of $282, which is included in other receivables ($189 current and $93 non-current). Additionally, during the nine-month period ended September 30, 2018, Telecom recognizes losses of $6 related to those contracts that are included in Debt financial expenses in Financial results.

During 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the International Finance Corporation loan amounting to US$40 million. Such NDF were agreed in two tranches of US$20 million each one, both of them starting on March 15, 2018 and fixing the variable rate all along the term of the loan to 2.1325% and 2.085% nominal annual rate, respectively.

As of September 30, 2018, Telecom recognized a receivable of $33, which is included in other receivables ($20 current and $13 non-current). Additionally, during the nine-month period ended September 30, 2018, Telecom recognizes gains of $2 related to those contracts, that are included in Debt financial expenses in Financial results.

c.             Exchange rate Hedges

During 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from the International Finance Corporation loan amounting to US$53.5 million fixing the average exchange rate in $18.30 pesos, expiring between February and April 2018.

During first half of 2018, some NDF agreements expire, recognizing a gain of $51 including in Exchange differences in in Financial results.

In 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from the International Finance Corporation loan and Notes Series IV amounting to US$81.5 million fixing the average exchange rate in $26.16 pesos/USD, expiring in June 2018, August 2018, September 2018, February 2019 and March 2019 and US$15 million fixing the average exchange rate in $26.37 pesos/USD, expiring in November, 2018, respectively. In the months of June, August and September, contracts for US$35 million expired, over which Telecom recognized gains of $244 that are included in Foreign currency exchange gains in Financial Results, net.

As of September 30, 2018, Telecom recognized a receivable of $1,155, which is included in Other receivables with counterpart in Foreign currency exchange gains in Financial Results, net.

On the other hand, during 2017, Telecom Argentina entered into agreements (NDF) to hedge exchange rate fluctuations of certain commercial obligations for an amount of US$6.3 million, with an average exchange rate of 18.94 pesos per dollar, maturing in March and August 2018. For such agreements, Telecom has recognized gains of $16 that are included in Foreign currency exchange gains in Financial Results, net.

In 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate of certain commercial obligations for an amount of US$100 million, fixing the average exchange rate in $38.82 pesos/USD expiring in August 2018, September 2018 and October 2018. In the months of August and September, contracts for US$65 million expired, over which Telecom recognized gains of $181 that are included in Foreign currency exchange gains in Financial Results, net.

As of September 30, 2018, Telecom maintains a receivable of $9 for commercial NDF that is included in Other Receivables Current and has recognized a gain of $9 included in Foreign currency exchange gains in Financial Results, net.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2018 is as follows:

	As of September 30, 2018
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	14,279	3,184	(26,699)	(485)
Offsetting	(1,263)	(18)	1,263	18
Current and noncurrent assets (liabilities) – Booked value	13,016	3,166	(25,436)	(467)

(1)        Includes financial assets and financial liabilities according to IFRS 7.

As of December 31, 2017, Offsetting of financial assets and financial liabilities did not exist.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, CPP and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly). Offsetting is also applied to transactions with agents.

NOTE 22 – REVENUES

Revenues include:

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2018	2017	2018	2017

Mobile Services	12,113	628	34,511	1,865
Internet Services	8,013	4,580	22,448	11,308
Cable Television Services	7,545	4,911	21,417	15,022
Fixed and Data Services	4,839	292	13,086	998
Other services revenues	267	95	448	392
Subtotal Services revenues	32,777	10,506	91,910	29,585
Equipment revenues	2,538	39	7,584	193
Total Revenues	35,315	10,545	99,494	29,778

NOTE 23 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $79,550 and $21,344 for the nine-month periods ended September 30, 2018 and 2017, respectively. The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2018	2017	2018	2017

	Profit (loss)		Profit (loss)

Employee benefit expenses and severance payments
Salaries, Social security expenses and benefits	(5,750)	(1,786)	(15,966)	(4,784)
Severance indemnities and termination benefits	(633)	(48)	(1,237)	(124)
Other employee expenses	(159)	(101)	(393)	(258)
	(6,542)	(1,935)	(17,596)	(5,166)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(1,526)	(744)	(4,618)	(2,042)
Fees for services	(2,003)	(473)	(4,567)	(1,314)
Directors and Supervisory Committee’s fees	(21)	(3)	(60)	(9)
	(3,550)	(1,220)	(9,245)	(3,365)
Taxes and fees with the Regulatory Authority
Turnover tax	(1,506)	(417)	(4,374)	(890)
Municipal taxes	(332)	(213)	(1,075)	(524)
Other taxes and fees	(936)	(139)	(2,560)	(767)
	(2,774)	(769)	(8,009)	(2,181)

TELECOM ARGENTINA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2018	2017	2018	2017

	Profit (loss)		Profit (loss)

Cost of equipment and handsets
Inventory balance at the beginning of the year/period	(2,445)	(175)	(115)	(267)
Plus:
Incorporation by merger (Note 4.a)	-	-	(1,854)	-
Purchases	(2,200)	(74)	(6,262)	(137)
Other	(24)	-	(34)	-
Less:
Inventory balance at the end of the period	2,895	151	2,895	151
	(1,774)	(98)	(5,370)	(253)
Other operating income and expenses
Provisions	(187)	(70)	(521)	(155)
Rentals and internet capacity	(775)	(170)	(1,931)	(496)
Other	(953)	(231)	(2,956)	(614)
	(1,915)	(471)	(5,408)	(1,265)
Depreciation, amortization and impairment of PP&E
Depreciation of PP&E	(4,517)	(1,001)	(12,184)	(2,809)
Amortization of intangible assets	(965)	(6)	(2,799)	(31)
Disposals of PP&E	(152)	-	(191)	-
Impairment of PP&E	24	-	(78)	-
	(5,610)	(1,007)	(15,252)	(2,840)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Commercialization costs	Administration costs	Total 09.30.2018		Total 09.30.2017
Employee benefit expenses and severance payments	(9,683)	(5,315)	(2,598)	(17,596)		(5,166)
Interconnection costs and other telecommunication charges	(3,203)	-	-	(3,203)		(554)
Fees for services, maintenance, materials and supplies	(4,586)	(2,939)	(1,720)	(9,245)		(3,365)
Taxes and fees with the Regulatory Authority	(7,892)	(88)	(29)	(8,009)		(2,181)
Commissions and advertising	(131)	(6,156)	(46)	(6,333)		(1,462)
Cost of equipment and handsets	(5,370)	-	-	(5,370)		(253)
Programming and content costs	(7,144)	-	-	(7,144)		(3,874)
Bad debt expenses	-	(1,988)	(2)	(1,990)		(384)
Other operating income and expenses	(3,845)	(1,034)	(529)	(5,408)		(1,265)
Depreciation, amortization and impairment of PP&E	(11,574)	(2,474)	(1,204)	(15,252)		(2,840)
Total as of 09.30.2018	(53,428)	(19,994)	(6,128)	(79,550)		-
Total as of 09.30.2017	(13,567)	(4,430)	(3,347)		-	(21,344)

Operating leases

Future minimum lease payments from of non-cancellable operating lease agreements as of September 30, 2018, and as of December 31, 2017 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
December 2017	467	391	25	883
September 2018	1,720	2,276	378	4,374

Further information is provided in Note 3.k) to these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 24 – FINANCIAL RESULTS, NET

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2018	2017	2018	2017
	Profit (loss)		Profit (loss)
Interests on debts (*)	(1,167)	(164)	(2,540)	(479)
Foreign currency exchange losses on debts (**)	(25,449)	(405)	(45,546)	(854)
Other financial expenses on debts	36	20	106	46
Total Debt financial expenses	(26,580)	(549)	(47,980)	(1,287)
Interests and gains on investments	473	(3)	1,073	97
Taxes and bank expenses	(395)	(122)	(1,002)	(364)
Foreign currency exchange gains on cash equivalents	1,324	15	2,862	19
Foreign currency exchange (losses) gains on the rest of the items (***)	(1,857)	(48)	(3,180)	3
Financial discounts on assets, debts and other	21	5	1	13
Gains (losses) on operations with notes and bonds	836	1	1,491	(26)
Interests on provisions	(185)	3	(441)	(31)
Financial expenses on pension benefits	(14)	-	(43)	-
Other	6	3	1	(13)
Total other financial results, net	209	(146)	762	(302)
Total financial results, net	(26,371)	(695)	(47,218)	(1,589)

(*)    Includes 5 and (5) corresponding to net income (losses) generated by NDF in the three-month and nine-month periods ended September 30, 2018, respectively.

(**)   Includes 849 and 1,451 corresponding to net income generated by NDF in the three-month and nine-month periods ended September 30, 2018, respectively.

(***) Includes 189 and 205 corresponding to net income generated by NDF in the three-month and nine-month periods ended September 30, 2018, respectively.

NOTE 25 – EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares issued and dilutive potential common shares at the closing of the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the nine-month and three-month periods ended September 30, 2018, the weighted average number of shares outstanding amounted to 2,153,688,011 due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 20.d) to these unaudited consolidated financial statements.

For the nine-month and three-month periods ended September 30, 2017, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such period (see Note 1.c)) by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•            market risk: stemming from change in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

•             credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Telecom Group;

•             liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•             the definition of guidelines for directing operations;

•            the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

•             the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•             the monitoring of the results achieved;

TELECOM ARGENTINA S.A.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

Market risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina, Uruguay and Paraguay.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

Telecom has part of its commercial debt nominated in US$ and euro. Additionally, holds part of its financial debt is denominated in US$ at variable rate.

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates (See Note 21).

Additionally, the Telecom Group has cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

Financial assets and liabilities denominated in foreign currencies as of September 30, 2018 and December 31, 2017, are the following:

	September 30, 2018	December 31, 2017
	In equivalent millions of pesos
Assets	24,006	3,058
Liabilities	(108,134)	(11,131)
Assets (Liabilities) Net	(84,128)	(8,073)

In order to reduce this net position in foreign currency Telecom has NDF as of September 30, 2018 amounting to US$96.5 million, therefore the net liability not hedged amounts to US$1,943 million as of September 30, 2018.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of September 30, 2018, which is a net liability position in foreign currency of $84,128 equivalent to US$2,039.5 million, Management estimates that every variation in the exchange rate of $1 peso against the U.S. dollar and proportional variations for Euro and Guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $2,040 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments, the net liability position totaled $80,147 equivalent to approximately US$1,943 million, and a variation of the exchange rate of 1 peso as described in the previous paragraph, would generate a variation of approximately $1,943 in the consolidated financial position in foreign currency.

This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk – Sensitivity analysis

In relation to changes in interest rates, Telecom group has debt with variable rates as of September 30, 2018 (See Note 13).

Within its structure of financial debt, the Telecom Group has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes and foreign bank loans denominated in U.S. dollar and guaraníes that bear interest at a variable and fixed rate.

TELECOM ARGENTINA S.A.

The Company has financial debts at variable rate, which amounts approximately to $62,024 as of September 30, 2018.

In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to US$440 million as of September 30, 2018, that convert variable rate into fixed rate, therefore the net financial debt not hedged amounts to $43,874 as of September 30, 2018.

Management believes that any variation of 10 bps in the agreed interest rates would become in the following results of $44.

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

Credit risk

Credit risk represents Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Cash and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	3,178	-	3,178
Total not due	9,737	11,772	9,838	3,166	34,513
Total as of September 30, 2018	9,737	11,772	13,016	3,166	37,691

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $3,178 as of September 30, 2018 ($1,030 as of December 31, 2017).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for short-term periods.

Telecom serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, Telecom also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

TELECOM ARGENTINA S.A.

Liquidity risk

Liquidity risk represents the risk that the Telecom Group has no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Group’s working capital breakdown and its main variations are disclosed below:

	September 30, 2018	December 31, 2017	Variation
Trade receivables	12,953	1,753	11,200
Other receivables (not considering financial NDF)	4,532	828	3,704
Inventories	2,831	83	2,748
Current liabilities (not considering financial debt)	(32,644)	(11,676)	(20,968)
Operative working capital - negative	(12,328)	(9,012)	(3,316)
Over revenues (annualized)	9.3%	23.9%

Cash and cash equivalents	9,737	4,414	5,323
Financial NDF	1,364	-	1,364
Investments	6,614	110	6,504
Current financial debt (*)	(52,734)	(937)	(51,797)
Net Current financial (liabilitiy) asset	(35,019)	3,587	(38,606)

Negative operating working capital (current assets – current liabilities)	(47,347)	(5,425)	(41,922)
Liquidity rate	0.45	0.57	(0.12)

(*) As of the date of these unaudited consolidated financial statements U$S600 million were cancelled in advance mainly with the funds from the new loan for US$500 million at a 4-year term (see Note 13).

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $12,328 as of September 30, 2018 (increasing $3,316 vs. December 31, 2017) mainly due to the incorporation of negative operating working capital of Telecom that amounts to $7,339 partially offset by higher levels of suppliers financing.

During years 2017 and 2018, the Telecom Group continued obtaining funds to the financial market (See Notes 13 and 29), used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. The Group has an excellent credit rating. The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The Company’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. Cash and cash equivalents position is invested in highly liquid short-term instruments.

The Telecom Group maintains a liquidity policy that includes cash through its normal course of business. The Telecom Group has consolidated cash and cash equivalents amounting to $9,737 (equivalent to US$236 million) as of September 30, 2018 (as of December 31, 2017 amounted to $4,414, equivalent to US$236 million). Telecom has bank credits and a program of Notes that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years. On December 28, 2017, Telecom Argentina held an Ordinary General Meeting that approved a Global Program of Issuance of Notes for up to a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, as mentioned in Note 13 of the unaudited consolidated financial statements.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Financial Debt	Salaries and social security payables	Other liabilities	Total
Due	2,746	-	-	-	2,746
October 2018 thru September 2019	21,482	53,829	4,573	414	80,298
October 2019 thru September 2020	531	7,663	129	16	8,339
October 2020 thru September 2021	307	27,336	82	4	27,729
October 2021 and thereafter	700	5,847	69	33	6,649
	25,766	94,675	4,853	467	125,761

TELECOM ARGENTINA S.A.

Capital management

The primary objective of the Telecom Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions. In relation to the merger, there has been an increase in capital in relation to the size of the merger Company, amounting to $2,169.

To maintain or adjust the capital structure, the company may adjust the dividend payment to shareholders and the level of indebtedness.

The company does not have to comply with regulatory capital adequacy requirements.

NOTE 27 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of September 30, 2018, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 38.81% of the total capital stock of the Company, upon the effectiveness of the Merger described under Note 4.a on January 1, 2018 and the effectiveness of the shareholder agreement signed on July 7, 2017 mentioned in this note. The change of control was authorized under ENACOM Resolution No. 5,644-E/2017.

Until November 30, 2017 Nortel was the holder of the 54.74% of the total capital stock of the Company, whereby it exercised control of the Company under the provisions of Section 33 of LGS. As of that date, Nortel held all of the Class “A” shares (51% of total capital stock of the Company) and 7.64% of the Class “B” shares (3.74% of total capital stock of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 20.d), Nortel’s equity interest in Telecom Argentina amounted to 55.60% of the Company’s outstanding shares as of November 30, 2017. It is important to mention that Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belonged to Sofora until November 30, 2017 and represented 78.38% of the capital stock of Nortel.

Sofora’s capital stock consisted of common stock shares, with nominal value of $1 peso each and entitled to one vote per share. As of November 30, 2017, Sofora’s total shares were held by Fintech, as a result of the total redemption of Sofora’s shares held by WAI during the fiscal year 2017 (see Note 4 f.1.). As of September 30, 2018, Fintech owns all Class “A” shares (31.53% of the total capital stock of the Company) and ADRs that represent rights over 186,999,612 Class “B” shares representing 8.62% of the total capital stock of the Company.

Shareholders’ Agreement: Fintech - CVH

On July 7, 2017 CVH, VLG, Fintech Media LLC, Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech Telecom LLC (direct or indirect shareholder of Telecom Argentina) entered into a shareholders agreement that governs the exercise of their rights as shareholders of the Company. The Shareholders´ Agreement establishes basically:

•                  the representation in the corporate bodies, provided that subject to the fulfillment of certain conditions and as long as CVH holds a certain percentage of Telecom Shares, CVH shall be entitled to designate the majority of the directors, members of the Executive Committee, Audit Committee, Supervisory Committee, CEO and any other Key Employee (other than the CFO and the Internal Auditor). CVH shall also be entitled to nominate the Chairman of the Board of Directors and Fintech to nominate de Vice chairman of the Board of Directors.

TELECOM ARGENTINA S.A.

•      a scheme of supermajorities and required votes for the approval by the Shareholders´ Meetings or Board of Directors´ Meetings, respectively, of certain matters such as: i) the approval of the Business Plan and the Annual Budget of Telecom Argentina; ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees as defined in the Shareholders´ Agreement (Key employees will be proposed by CVH, except for the CFO and the internal auditor); vi) merger of Telecom or any other controlled entity, vii) acquisitions of certain assets, viii) sale of certain assets, ix) capital increases; x) incurrence of indebtedness over certain limits, xi) capital investments not contemplated in the Business Plan and the Annual Budget above certain amounts; xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends; xiv) new lines of business or discontinuing existing lines of business; xv) contracting for significant amounts not contemplated in the Business Plan and the Annual Budget, among others.

Public Tender Offer due to change of control

On June 21, 2018, the Company was informed that CVH (or the “Offeror”) of the promotion and formulation of a Mandatory Public Tender Offer (“PTO”) due to change of control for all the Class “B” common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including the Class “C” common shares issued by Telecom Argentina that were converted into Class “B” common shares within the stipulated term) which CVH was obliged to perform because CVH had effectively obtained a controlling interest in the Company. CVH attached a copy of the public announcement of the PTO, pursuant to applicable regulations, which was published in Diario Clarín on June 23, 24 and 25 and in BYMA’s Daily Bulletin on June 21, 2018 (the “PTO Announcement”).

In said PTO Announcement, CVH informed that, notwithstanding the fact that Fintech Telecom LLC is not obliged under the applicable standards to promote, formulate or launch a PTO and that it has not taken part in the determination or formulation of any of the terms and conditions of the PTO, as provided under the agreement executed between the shareholders of Telecom Argentina, Fintech Telecom LLC has undertaken with regard to CVH to pay and acquire 50% of the shares that will be acquired under the PTO (notwithstanding CVH’s right to acquire by itself the first 43,073,760 Class “B” shares).

The price offered in the PTO Announcement for the Class “B” common shares issued by Telecom Argentina that are listed on BYMA (including the Class “C” common shares issued by Telecom Argentina that were converted into Class “B” common shares within the stipulated term) and that are not directly or indirectly held by CVH or Fintech Telecom LLC (the “Shares”, or in singular, the “Share”) tendered by their holders for its acquisition during the Offer Reception Period is One Hundred Ten Pesos and Eighty-Five Cents (Pesos 110.85) per Share (less any cash dividend per share as may be payable by Telecom Argentina from the date of the PTO Announcement to the date of actual payment of the PTO price and other expenses such as fees for transfer, rights, fees, commissions, taxes, rates or contributions) (the “PTO Price”), which will be paid in pesos in Argentina.

On July 5, 2018, the Board of Directors of Telecom Argentina, in compliance with the provisions of article 3 c), Chapter II, Title III of the Rules of the CNV, expressed the opinion that the Price of the OPA has been fixed in the mandatory terms foreseen in the current legal regime in accordance with Article 88, section I of the Capital Markets Law and issued the Board Report set forth in said Rules.

On September 21, 2018, the Company received a communication from CVH informing the issuance of the resolution dated September 20, 2018, in the case of “Cablevisión Holding S.A. against/National Securities Commission s/Precautionary Measures” Expte. 7998/2018, in process in the Federal Civil and Commercial Court No. 3, pursuant to which, as an interim precautionary measure, the CNV must refrain from issuing and ruling on the authorization of the PTO promoted and formulated by CVH on the June 21, 2018, until the precautionary measure requested is resolved pursuant to the provisions of art. 4 of the Law No. 26,854.

As of the date of these unaudited consolidated financial statements, the terms of the PTO have not been approved yet by the CNV.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

For the periods presented, Telecom and Cablevision has not conducted any transactions with Key Managers and/or persons related to them, except the mentioned in e) below.

TELECOM ARGENTINA S.A.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Controlling companies

		September 30,	December 31,

	Type of related party	2018	2017

CURRENT LIABILITIES
Dividends payables
CVH	Controlling company	-	1,400
VLG	Shareholder	-	2,093
Fintech Media LLC	Shareholder	-	585
		-	4,078

•                  Companies under section 33 - Law No. 19,550 – Associates

		September 30,	December 31,
	Type of related party	2018	2017

CURRENT ASSETS
Other receivables (1)
La Capital Cable S.A.	Associate	37	23
Teledifusora San Miguel Arcángel S.A.	Associate	19	27
Ver TV S.A.	Associate	47	68
		103	118
CURRENT LIABILITIES
Other liabilities
Televisora Privada del Oeste S.A.(2)	Associate	3	3
		3	3
Financial Debt
La Capital Cable S.A.	Associate	-	4
		-	4

•                  Related parties

		September 30,	December 31,

	Type of related party	2018	2017

CURRENT ASSETS
Trade receivables
Other Related parties	Related party	80	40
		80	40
CURRENT LIABILITIES
Trade payables
Other Related parties	Related party	522	297
		522	297

(1)                  Include 65 and 91 as of September 30, 2018 and as of December 31, 2017, respectively corresponding to dividends receivable.

(2)                  Associate Company throughout PEM.

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Controlling companies

	Transaction	Type of related party	Nine-month periods ended September 30,
			2018	2017
			Profit (loss)

			Revenues

Grupo Clarín S.A. (1)	Other services revenues	Controlling company	-	1
			-	1
			Operating costs
Grupo Clarín S.A. (1)	Advisory services	Controlling company	-	(30)
CVH	Advisory services	Controlling company	-	(38)
			-	(68)
			Finance results
Grupo Clarín S.A. (1)	Interests on loans granted	Controlling company	-	7
CVH	Interests on loans granted	Controlling company	-	12
			-	19

(1)                  It ceased to be Cablevisión´s controlling company as of May 1, 2017. Note 4.e).

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Type of related party	Nine-month periods ended September 30,
			2018	2017
			Profit (loss)
			Revenues
La Capital Cable S.A.	Services revenues	Associate	7	5
La Capital Cable S.A.	Other revenues	Associate	10	14
			17	19
			Operating costs
La Capital Cable S.A.	Fees for services	Associate	(14)	(8)
			(14)	(8)
			Finance results
La Capital Cable S.A.	Interests on debt	Associate	(1)	(1)
			(1)	(1)

TELECOM ARGENTINA S.A.

•                  Related Parties (2)

	Transaction	Type of related party	Nine-month periods ended September 30,
			2018	2017
			Profit (loss)

			Revenues

Other Related parties	Advertising sales	Related Party	22	21
Other Related parties	Services revenues	Related Party	49	25
			71	46

			Operating costs

Other Related parties	Programming costs	Related Party	(978)	(720)
Other Related parties	Editing and distribution of magazines	Related Party	(327)	(163)
Other Related parties	Advisory services	Related Party	(151)	(131)
Other Related parties	Advertising purchases	Related Party	(195)	(71)
Other Related parties	Other purchases	Related Party	(64)	(20)
			(1,715)	(1,105)

(2)                Includes mainly operations with the following related parties through the Grupo Clarín S.A.: Arte Radiotelevisivo Argentino S.A., Arte Gráfico Editorial Argentino S.A., Unir S.A., Impripost S.A., Tele Red Imagen S.A., GC Gestión Compartida S.A. y Compañía De Medios Digitales S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

Cablevisión agreements with its shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

On January 6, 2017 and January 5, 2016 respectively, the agreements were amended, setting Grupo Clarín’s annual fees. On April 30, 2017 the contract was terminated as a consequence of the change of controlling company (See Note 4.e).

On May 1, 2017 Cablevisión and Cablevisión Holding S.A., entered into a contract for advisory services and technical assistance under which the parties set the volume of services to be received from Cablevisión Holding S.A. and the way in which the annual fee shall be determined.

On the occasion of the merger described in Note 4.a), the contracts for advisory services and technical assistance subscribed between Cablevisión and CVH have been left without effects.

e)        Key Managers

Compensation for Directors and Key Managers of Telecom Argentina for the nine-month period ended September 30, 2018, and for Directors and Key Managers of Cablevisión for the nine-month period ended September 30, 2017, including social security contribution, amounted to $232 and $73, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”.

As of September 30, 2018, an amount of $112 remained unpaid.

Telecom Argentina has recorded a provision of $50 for the fees of its Board of Directors’ members for the nine-month period ended September 30, 2018. The fees to the Board of Directors of Cablevisión for the nine-months period ended September 30, 2017 amounted to approximately $10.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 28 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed and continues in the same way after the merger with Cablevisión.

TELECOM ARGENTINA S.A.

NOTE 29 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2018

International Finance Corporation Loan

On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with for the purpose of financing investment needs, working capital and refinancing of liabilities for an amount of up to US$350 million.

Alejandro Urricelqui
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.:  30-63945373-8

Introduction

We have reviewed the accompanying interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of September 30, 2018, the consolidated statements of income and of comprehensive income for the nine and three-month periods ended September 30,2018, the consolidated statements of changes in equity and of cash flows for the nine-month period ended September 30, 2018 and selected explanatory notes.

The balances and other information for the fiscal year 2017 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in note 1.c) to the interim consolidated financial statements mentioned in the first paragraph, such accounting framework is based on the application of the International Financial Reporting Standards (IFRS) and, particularly, on International Accounting Standard No. 34 “Interim Financial Information” (IAS 34). Such standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were applied in the preparation of the interim consolidated financial statements mentioned in the first paragraph, with the sole exception of International Accounting Standard No. 29 (IAS 29), which was excluded by the CNV from its accounting framework.

Scope of our review

Our review was limited to the application of the procedures established under International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the accounting framework established by the CNV.

Emphasis of matter

Without modifying our conclusion, we draw attention to:

a)             note 1.e) to the interim consolidated financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and the IFRS, considering that the application of IAS 29 was excluded by the CNV from its accounting framework.

b)             the information contained in note 18.2.i) to the interim consolidated financial statements, which describes the situation related to the resolution issued by the regulator to calculate the monthly fee payable by the users of television services, whose decision cannot be foreseen to date.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)        The interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of September 30, 2018, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $462,757,508.88, and was not due at that date.

City of Buenos Aires, November 7, 2018

PRICE WATERHOUSE & CO. S.R.L.
(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos A. Pace Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q17	109.25	93.00	9.0
4Q17	140.70	106.75	6.4
1Q18	156.20	124.85	6.5
2Q18	126.90	102.55	8.5
3Q18	147.00	97.7	5.8

NYSE*

	Market quotation (US$/ADS*)		Volume of ADSs
Quarter	High	Low	traded (in millions)
3Q17	31.69	26.39	15.4
4Q17	39.70	30.43	13.2
1Q18	39.55	31.09	12.7
2Q18	31.14	17.74	24.5
3Q18	20.21	15.91	20.1

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com